Exhibit 99.1

Annual Report 2021
March 10, 2022

Thomson Reuters Annual Report 2021

Information in this annual report is provided as of March 2, 2022, unless otherwise indicated.
Certain statements in this annual report are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of this annual report as well as in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of the date of this annual report. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.
The following terms in this annual report have the following meanings, unless otherwise indicated:

Term	Definition

“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments

Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone

bp	Basis points – one basis point is equal to 1/100 th of 1%, “100bp” is equivalent to 1%

Change Program	A two-year initiative focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company

constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period

COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020

EPS	Earnings per share

F&R	Our former Financial & Risk business, now the Refinitiv business of LSEG

IFRS	International Financial Reporting Standards

LSEG	London Stock Exchange Group plc

n/a	Not applicable

n/m	Not meaningful

organic or organically	A
non-IFRS
measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods

Refinitiv	Our former F&R business, which is now the Refinitiv business of LSEG. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021

YPL	York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Limited prior to the sale of Refinitiv to LSEG on January 29, 2021.

$ and US$	U.S. dollars
Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the “Management’s Discussion and Analysis” section of this annual report.
For information regarding our disclosure requirements under applicable Canadian and U.S. laws and regulations, please see the “Cross Reference Tables” section of this annual report.
Information contained on our website or any other websites identified in this annual report is not part of this annual report. All website addresses listed in this annual report are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this annual report are the property of Thomson Reuters.
Front cover photo credit: REUTERS/Danish Siddiqui.

Thomson Reuters Annual Report 2021

Thomson Reuters Annual Report 2021

Business
Overview
Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. Thomson Reuters shares are listed on the Toronto Stock Exchange and New York Stock Exchange (symbol: TRI). Our website is
www.tr.com
.
Our company purpose is to
Inform the Way Forward
, which reflects our commitment to serve professionals, advance critical institutions and build trust through our products and with our actions.
We are organized in five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of LSEG.

Global Print Provides legal and tax information primarily in print format to customers around the world.
Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.
Our Business Model and Key Operating Characteristics
We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world.

Thomson Reuters Annual Report 2021

Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments. Some of our key business and operating characteristics are:

Attractive Industry

•
   Currently our “Big 3” operate in an estimated $29 billion market segment expected to grow between 6% and 9% over the next 5 years

•
   Legal, Tax & Government market segments prime for content-driven innovation

Balanced and Diversified Leadership

•
   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•
   Resilient businesses, historically stable, which has been affirmed by our performance during the
COVID-19
pandemic

•
   Approximately 500,000 customers; largest customer is approximately 3% of revenues (excluding the news and editorial content contract with Refinitiv*)
Attractive Business Model • 79% of revenues are recurring • 90% of revenues are from products delivered electronically, or as software and services • Strong and consistent cash generation capabilities
Strong Competitive Positioning

•
   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•
   Products deeply embedded in customers’ daily workflows

•
   91% retention rate

Disciplined Financial Policies

•
   Focused and incentivized on organic revenue growth and free cash flow growth

•
   Balance investing in business and returning capital to shareholders

•
   Committed to maintaining investment grade rating with stable capital structure

•
   Significant potential capital capacity over the next four years affords significant optionality

All revenue information reflected above is based on our 2021 full-year results
.

*	The news and editorial contract with the Refinitiv business of LSEG represented approximately 5% of our 2021 revenues.
Three-Year History

•
2019
 – This was our first full year of operations after selling a 55% interest in our F&R business (now the Refinitiv business of LSEG) to private equity funds affiliated with Blackstone and restructuring our company into customer-focused segments. During the year, we acquired Confirmation, HighQ and FC Business Intelligence (rebranded Reuters Events). In 2019, we and private equity funds affiliated with Blackstone agreed to sell Refinitiv to LSEG for a total enterprise value of approximately $27 billion (at the time of announcement).

•
2020
 – We appointed Steve Hasker as our new CEO and Mike Eastwood as our new CFO in March 2020. In 2020, the global
COVID-19
pandemic created unprecedented health risks to our employees, customers and suppliers, and containment measures intended to mitigate the impact of the pandemic resulted in a global economic crisis and ongoing uncertainty. In response to the pandemic, we immediately transitioned most of our staff to a virtual work environment. At the same time, we worked with our approximately 500,000 customers to ensure continued access to our products and services. Our 2020 performance reflected the resiliency of our markets and our business.

•
2021
 – In 2021, we initiated a
two-year
Change Program that is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company. For additional information about the Change Program, please see the “2022 Key Priorities – Our Change Program” section of this annual report. In 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG. For additional information about the transaction, please see the “Executive Summary – Sale of Refinitiv to LSEG” section of the “Management’s Discussion and Analysis” and “Additional Information – LSEG Transaction” section of this annual report.

Thomson Reuters Annual Report 2021

2021 Financial Highlights
In 2021, we met or exceeded each of the performance metrics in our business Outlook, which we initially communicated in February 2021 and updated in November 2021. Our revenues increased 6%, of which 5% was organic, reflecting sustained momentum throughout the year. Despite the negative impacts to the global economy from the
COVID-19
pandemic since March 2020, the professional markets that we serve have been resilient and continue to grow. A significant global shift by our customers to upgrade their legal, tax and risk, fraud and compliance products has contributed to this growth. We believe that our revenue performance demonstrates that our information, services and software solutions are well suited to enable our customers to effectively serve their clients in a rapidly changing and complex digital world. We also believe that our revenue performance reflects the confidence of our customers in their own prospects.
Below are financial highlights of our revenues for the year ended December 31, 2021. Please see the “Management’s Discussion and Analysis” section of this annual report for additional information about our recent financial performance and Outlook.

2022 Key Priorities – Our Change Program
In 2021, we completed the first year of our
two-year
Change Program, which is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.
The objectives of our Change Program are to:

•	Make it easier for our customers to do business with us;

•	Significantly modernize and simplify our product portfolio and product development groups;

•	Reduce complexity in our operations and technology organization; and

•	Continue to simplify our organizational structure to enable a more innovative culture.
The Change Program is projected to require an investment of approximately $600 million. In 2021, we invested $295 million ($183 million of operating expenses and $112 million of accrued capital expenditures) on technology, organizational and market-related
initiatives. We supplemented our existing teams with experienced talent to strengthen skill sets across product development, digital, technology, strategy and change management. We continued to migrate more of our revenue to cloud

Thomson Reuters Annual Report 2021

solutions and increased the proportion of sales that we make through digital channels. We improved our customers’ experience interacting with us, and we combined our product, content and editorial efforts to improve how we deliver products to our customers and to drive efficiencies. We also reduced our global footprint of office locations and call centers. We achieved $217 million of annualized run-rate
operating expense savings, which exceeded the $200 million of Change Program-related run-rate
savings that we expected to achieve by the end of 2021.
The table below provides additional information about the Change Program:

Key Focus Areas	Priority Workstreams	2021 Key Achievements	2023 Goals

Reimagine the Customer Experience
•
   Modern digital self-serve approach, enabling greater penetration of the small and medium size businesses (SMB) market segment

•
   Standardized commercial terms, billing process and customer support

•
   Data-driven and
AI-powered
sales and marketing

•
   Increased SMB digital sales from 7% to 30% (as a total percentage of sales)

•
   New digitally enabled online sales and renewals launched for Westlaw and Practical Law in the U.S.

•
   Expanded our data and analytics team and improved ability to collect customer usage data and insights

•
   Standardized commercial terms, billing process and customer support across key offerings

•
   Over 100,000 customers migrated to Customer Success Platform

• Digital is a significant contributor to sales and renewals • Improved customer experience and higher Net Promoter Score (NPS), which is a metric that we use to measure customer experience

Optimize Products & Portfolio
•
   Simplify product suite around main franchises and focus on a smaller number of higher growth product categories

•
   World-class product proposition, development, pricing, delivery and management

•
   Omnichannel approach – channels aligned to meet customers’ needs

		• Simplified our product suite with divestitures and sunsetting of products • Modernized support tools with chatbots, improved call-routing and self-service interactions	• More targeted, integrated set of products • Modular entitlement and single customer ID that drive valuable outcomes for customers

Simplify Operations & Leverage Technology
•
   Create shared technology platforms that support agile product development and significantly enhance customer experience

•
   Scale up machine learning and
re-engineer
underlying processes

•
   Finish shift to the cloud in 2023 and support simplification across the company

•
   38% of our revenue available in a cloud solution

•
   Office locations reduced from 102 to 46

•
   Opened new shared service centers

•
   Call centers reduced from 99 to 81

•
   Reduced invoice rework

•
   Launched AI and machine learning automation of certain content and editorial processes for key offerings, allowing employees to refocus on highest value work aligned to their expertise

• Secure, modernized and simplified technology architecture and operations • 90% of revenue available in a cloud solution

Create Inclusive Culture of World- Class Talent
•
   Right roles in the right locations allowing us to attract and retain world-class talent

•
   Increase investment in training and development

•
   Foster inclusive purpose-driven culture that reflects our core values

•
   Onboarded key talent in crucial areas including Product, Engineering, Marketing, Data & Analytics and Design & Technology

•
   Implemented a flexible hybrid working model, which allows us to attract top talent and provides an environment where employees can operate at their best

• Self-replenishing pipeline of world-class internal talent • Deliver a differentiated employee experience

Thomson Reuters Annual Report 2021

2022 Strategic Growth Priorities
We continue to target seven strategic growth priorities, which collectively had revenues of over $3.6 billion in 2021. We believe these priorities can drive further organic revenue growth reflecting their strong market segment positions, leveraging opportunities and potential to scale.

Customer Segments
Our business is a customer-focused structure organized in five reportable customer segments: Legal Professionals, Corporates, Tax & Accounting Professionals, Reuters News and Global Print. This structure allows us to focus on the customer and partner with them to solve challenges that they face in their businesses. For additional information about the results of operations of our customer segments, please see the “Management’s Discussion and Analysis” section of this annual report.
Legal Professionals
Our Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics. The following provides a summary of Legal Professionals’ 2021 revenues by type of customer.

Legal Professionals’ primary global competitors are LexisNexis (which is owned by RELX Group) and Wolters Kluwer. Legal Professionals also competes with Bloomberg Industry Group and other companies that provide legal and regulatory information, Aderant and other companies that provide practice and matter management software, and client development providers and other service providers and start-ups
that support legal professionals.

Thomson Reuters Annual Report 2021

Corporates
Our Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals. The following provides a summary of Corporates’ 2021 revenue by type of customer.

Corporates’ primary global competitors are Wolters Kluwer, Bloomberg and LexisNexis. Corporates also competes with focused software providers such as Avalara, MitraTech, Vertex and Sovos and at times with large technology companies such as SAP, as well as the largest global accounting firms.
Tax & Accounting Professionals
Our Tax & Accounting Professionals segment serves tax, accounting and audit professionals (other than professionals in the largest seven accounting firms, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows. The following provides a summary of Tax & Accounting Professionals’ 2021 revenues by type of customer.

Tax & Accounting Professionals’ primary competitor is the CCH business of Wolters Kluwer. Other competitors include Bloomberg Industry Group in tax research, and Intuit, Drake Software, CaseWare and Sage in professional software and services. Tax & Accounting Professionals also competes with software start-ups
that serve tax, accounting and audit professionals.

Thomson Reuters Annual Report 2021

Reuters News
Reuters is the world’s leading provider of trusted news, insight and analysis, reaching billions of people worldwide every day. Reuters brings together world-class journalism, industry expertise and technology with speed, reliability and accuracy to enable people to make better decisions. It is an essential source of business, financial and global news delivered to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of LSEG. In 2021, Reuters delivered approximately 3.5 million unique news stories, 800,000 pictures and images and 130,000 video stories, and numerous industry events.
Reuters is committed to the Thomson Reuters Trust Principles, including that of independence, integrity and freedom from bias. For more information on the Thomson Reuters Trust Principles, please see the “Additional Information – Material Contracts – Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company” section of this annual report.
Reuters’ primary competitors include Bloomberg, the Associated Press, Agence France-Presse and Getty.
Global Print
Global Print is a leading provider of information, primarily in print format, to legal and tax professionals, government (including federal, state, and local government lawyers and judges), law schools and corporations. The business serves customers in the United States, Canada, the United Kingdom, Europe, Australia, Asia and Latin America. Global Print’s primary global competitors are LexisNexis and Wolters Kluwer.
Key Brands
Our customer-focused structure enables us to have broader conversations with our customers, with a more cohesive go-to-market
approach. We believe that this focus will create opportunities to cross sell more of our products and services across their organizations, increase sales to existing customers, improve retention, and attract new customers. The following table provides information about our key brands and the target customer for each brand.

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals

Westlaw Westlaw Edge (U.S., U.K. & Canada) Sweet & Maxwell (U.K.) La Ley (Argentina)
Legal, regulatory and compliance information-based products and services.

Westlaw is our primary online legal research delivery platform. Westlaw offers authoritative content, powerful search functionality and research organization, team collaboration features and navigation tools to find and share specific points of law and search for analytical commentary.

Localized versions of online legal research services are provided in Argentina, Australia, Brazil, Canada, Chile, China, France, India, Ireland, Japan, New Zealand, South Korea, Spain, the United Kingdom, Uruguay and other countries. Through Westlaw International, Westlaw Asia and Westlaw Middle East, we offer our online products and services to customers in markets where we do not offer a fully localized Westlaw service.

Practical Law Practical Law Connect Practical Law Dynamic Tool Set
Legal
know-how,
current awareness and workflow tools with embedded guidance from expert practitioners. Practice notes, standard documents, checklists and What’s Market tools cover a wide variety of practice areas such as commercial, corporate, labor and employment, intellectual property, finance and litigation. Practical Law currently has offerings in the United Kingdom, United States, Canada, Australia and China.

Thomson Reuters Annual Report 2021

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals

CLEAR CLEAR Risk Inform PeopleMap	Public and proprietary records about individuals and companies with tools for immediately usable results.

HighQ HighQ Contract Analysis	Cloud-based collaboration and workflow platform for the legal and regulatory market segment.

Digital Evidence Center Case Center	Cloud-based crime scene to court digital exhibit and evidence-sharing platform for sharing documents and multimedia between justice agencies for trial preparation and courtroom presentation.

Pondera Solutions	A suite of data and analytics solutions to help auditors, investigators and managers detect fraud, waste and abuse in healthcare and large government subsidy programs.

Checkpoint Checkpoint Edge (U.S. & Canada)
Integrated tax and accounting information solution that addresses market disruption through integrated research, editorial insight, workflow productivity tools, online learning and news updates, along with intelligent links to related content and software.

FindLaw	Online legal directory, website creation and hosting services, law firm marketing solutions and peer rating services.

3E 3E Cloud ProLaw Legal One Firm Central
Suites of integrated software applications that assist with business management functions, including financial and practice management, matter management, document and email management, accounting and billing, timekeeping and records management.

Legal Tracker	Online spend and matter management, e-billing, legal analytics services, and document storage, search and retrieval.

Regulatory Intelligence	Information and software products that provide a single source for regulatory news, analysis, rules and developments, with global coverage of more than 400 regulators and exchanges.

Compliance Learning	Training programs that assist in changing behavior and supporting a culture of integrity and compliance.

ONESOURCE ONESOURCE Global Trade
Comprehensive global tax solution with local and country content focused on managing a company’s entire tax lifecycle, including direct and indirect tax compliance, indirect tax determination, tax accounting, transfer pricing documentation and calculations, trade and customs supporting global supply chain, trust taxation, tax information reporting, property tax, tax planning, and overall workflow and process management.

Confirmation	Cloud-based platform to automate the workflow of the confirmations process of an audit. Used by a global network of audit firms, banks and law firms to increase efficiency and reduce risk.

Thomson Reuters Annual Report 2021

Brand	Type of Product/Service	Legal Professionals	Corporates	Tax & Accounting Professionals

Dominio	Accounting management and tax management software solutions for accounting firms, and micro and small companies in Brazil.

Cloud Audit Suite
End-to-end
solution providing accuracy and efficiency throughout the audit process through a suite of tools. Includes an online confirmation service and integration with third-party data analytics. Its cloud-based
technology offers the ability to work from anywhere, collaborate with colleagues in real time, and securely access audit data.

CS Professional Suite
Scalable, integrated suite of desktop and online software applications that encompass key aspects of a professional accounting firm’s operations, from collecting customer data and posting finished tax returns to the overall management of the accounting practice.

Onvio
International suite of cloud-based products that bring aspects of accounting firm operations - including document management, file sharing and collaboration, time and billing, workpaper management and project management - into a single, accessible online platform.

Additional Business Information
Corporate
Our corporate center seeks to foster a group-wide approach to management while allowing our business segments sufficient operational flexibility to serve their customers effectively. Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources.
Operations & Technology
Our Operations & Technology group unifies our core functions (most notably, our engineering and technology operations functions, security, sales support operations, real estate and content development) into a single enterprise team. We believe that Operations & Technology continues to provide us with a greater opportunity to accelerate our progress on scale and growth initiatives and allows us to sharpen our focus on allocating resources to our growth priorities.
We believe we can make information more relevant, more personal and deliver it faster to our customers through the smart use of technology. By using shared technology and working across our businesses, we are making our data more accessible and valuable for our customers, no matter how they access it. We are increasingly shifting more of our software from being on-premise
installations to
software-as-a-service
(SaaS) or cloud-based offerings that provide customers with access through the Internet.
We believe that we are continually transforming our content, products, services and company to better meet our customers’ needs. We also continue to focus on securing our customer data and global systems as we implement and enhance our security programs.
We operate a Technology Centre in Toronto which is dedicated to developing the next generation of products and capabilities for our global customers. We also continue to operate Thomson Reuters Labs, the dedicated applied research division of Thomson Reuters. Thomson Reuters Labs is focused on the research, development and application of artificial intelligence and emerging trends in technologies. Working collaboratively with Thomson Reuters’ stakeholders, Thomson Reuters Labs experiments, prototypes, tests and delivers ideas in the pursuit of smarter and more valuable tools for our customers.

Thomson Reuters Annual Report 2021

Research and Development
Innovation is essential to our success and is one of our primary bases of competition. Our Research and Development (R&D) focus is part of Thomson Reuters Labs. Thomson Reuters Labs has a rich history in applied research activities focused on exploring cutting-edge technology applied to concrete business problems. Our research is driven by our customers’ need for trustworthy information and is inspired by recent breakthroughs in machine learning and artificial intelligence research. While our researchers are focused on several core areas, the following are our primary areas: natural language processing (NLP), human-centric artificial intelligence (HCAI), artificial intelligence development operations (ModelOps), and information retrieval and quality assurance.
Our teams are at the driving edge of how emerging technologies like machine learning, big data, cloud and blockchain can be applied to the distinct challenges of the industries and customers that we serve. We believe that we are uniquely positioned to combine these technologies with the intelligence and human expertise that our customers need to find trusted answers.
Digital Transformation
We have been a pioneer of digital product development for decades. As part of our customer experience transformation, we are creating a more holistic online experience, making it easier for our customers to find, buy and get the most out of our products and interact with Thomson Reuters digitally. In 2021, we increased SMB digital sales from 7% to 30% (as a percentage of total sales) and modernized support tools with chatbots and other self-service interactions. We plan to continue investing in further improvements to our digital capabilities in 2022.
Sales and Marketing, Partnerships and APIs
We primarily sell our products and services directly to our customers. In addition, we sell some of our products and services online directly to customers. Focusing more of our marketing and sales efforts on digital propositions has allowed us to broaden our range of customers and reduce sales and marketing costs.
Some of our products and services are also sold through partners and authorized resellers. In 2021, we formed a centralized team to manage partnerships, which we believe will provide us with expanded market opportunities and revenue streams.
In 2022, we plan to expand our application programming interface (API) ecosystem to improve the experience of existing and new customers. APIs allow our software platforms to connect with those of other companies, providing customers with data and access to services of both companies. We believe this will open new channels, business models and product offerings and will help grow our partner ecosystem. As our capabilities related to APIs continue to grow, we believe it will enable us to further integrate our content and solutions into our customers’ workflows.
Intellectual Property
Many of our products and services are comprised of information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. Our principal IP assets include patents, trademarks, trade secrets, databases and copyrights in our content. We believe that our IP is sufficient to permit us to carry on our business as presently conducted. We also rely on confidentiality agreements to protect our rights. We continue to apply for and receive patents for our innovative technologies. Additionally, we continue to acquire patents through the acquisition of companies. We also obtain significant content and data through third party licensing arrangements with content providers. We have registered a number of website domain names in connection with our online operations, and protect our trademarks and copyrights with registrations, where appropriate.
Acquisitions and Dispositions
Acquisitions -
Acquired businesses can strengthen our offerings and enable us to extend our platform with new capabilities that we believe will provide opportunities to expand our positions, better serve our customers and supplement our organic growth. Generally, the businesses that we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration. We did not acquire any businesses in 2021. However, we expect that acquisitions will continue to play an important role in our strategy and we may make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. In 2021, we launched our new TR Ventures Fund, which plans to invest up to $100 million in investments to support companies that are building innovations to allow professionals to operate more productively and with greater insights.

Thomson Reuters Annual Report 2021

Dispositions -
As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses during the last several years. In 2018, we sold 55% of our former F&R business to private equity funds affiliated with Blackstone for approximately $17 billion and retained a 45% interest in Refinitiv. In 2021, we and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all share transaction for a total enterprise value of approximately $27 billion (at the time of announcement). For more information about the transaction, please see the “Executive Summary – Sale of Refinitiv to LSEG” section of the “Management’s Discussion and Analysis” and “Additional Information – LSEG Transaction” sections of this annual report. Over the last few years, we also sold several small businesses which were not compatible with our strategy.
For more information on acquisitions and dispositions that we made in the last two years, please see the “Management’s Discussion and Analysis” section of this annual report.
Human Capital Management
Employees
The following table sets forth information about our employees as of December 31, 2021.

By Region
Americas	14,700
Asia Pacific	6,100
Europe, Middle East and Africa (EMEA)	3,600
By Unit
Legal Professionals	1,700
Corporates	1,100
Tax & Accounting Professionals	700
Global Print	600
Reuters News	3,000
Product & Editorial	3,200
Operations & Technology	9,000
Corporate Center (Enabling Functions)	1,400
Commercial Functions (1)	900
Other (2)	2,800
Thomson Reuters	24,400
(1) Reflects employees in Marketing, Commercial Excellence and Strategy.
(2) Reflects employees in our Latin America, Asia and Emerging Markets and Government businesses.
We believe that we generally have good relations with our employees, unions and works councils, although we have had disputes from time to time with the various unions that represent some of our employees. Our senior management team is committed to maintaining good relations with our employees, unions and works councils.
Overview
Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. We focus on a variety of human capital topics that apply to our workforce, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. Over the last few years, oversight of human capital management has also been a greater focus area for our Board of Directors.
In 2021, we did not experience any significant disruptions to our business as a result of COVID-19 and
we continue to be fully operational. In 2021, most of our employees worked remotely from their homes, enabled by technology that allows them to

Thomson Reuters Annual Report 2021

collaborate with customers and each other. Starting in April 2022, we expect most of our employees around the world will begin to transition to hybrid working arrangements, splitting their time between working from home and the office. We believe that a hybrid model will provide the environment and resources to enable our teams and people to do their best work and grow. At the same time, we plan to maintain a focus on inclusive and equitable work and talent practices under this hybrid work arrangement, while also keeping in mind that many of our teams work across multiple locations and have colleegues who are fully remote. We continue to act and plan based on guidance from global health organizations, relevant governments and evolving best practices.
While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our Social Impact Report), some metrics and data are not publicly disclosed due to competitive considerations.
We expect that human capital management will continue to be an important focus area in the future for management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.
For additional information regarding some of our human capital management practices, please see the “Environmental, Social and Governance (ESG)” section below.
Environmental, Social and Governance (ESG)
Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. In these and many other ways, we aspire to strengthen the foundations of society in partnership with our customers.
We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different
ESG-related
areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our
ESG-related
initiatives require employees who take on responsibility for them and are empowered to achieve them. Subject matter experts lead the work, and senior executives are accountable for embedding programs in the business, for maximum impact and duration.
We now have greater cohesion to our
ESG-related
workstreams, which include sustainability, diversity and inclusion, community relations and volunteerism. ESG factors are considered in our Enterprise Risk Management (ERM) processes. The work of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.
Thomson Reuters understands that ESG measures are important to our stakeholders and drive positive impact on global issues. Conducting business in a principled manner – and transparently disclosing relevant targets and metrics related to our ESG programs – will not only allow our stakeholders to be informed on our progress, but also encourage others to lead.

We post a Social Impact Report annually on our website,
www.tr.com/social-impact-report
, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. The report highlights how we run our business with purpose, manage our sustainability goals, foster an inclusive workplace, and make a difference in communities through wider-ranging social impact programs pursuing access to justice, truth and transparency. We encourage you to review the Social Impact Report to gain a better understanding of our accomplishments and practices in these areas.

We believe that by uniting our technical capabilities with those of our customers in these areas, we will drive the greatest change. We also believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding
U.N. pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are actively partnering to advance the Sustainable Development Goals, particularly SDG 16 –
Peace, Justice and Strong Institutions.
We are in the process of completing our first materiality assessment related to ESG. This process has helped us identify and prioritize the key
ESG-related
topics and issues that could affect our business and stakeholders and which inform our strategy, targets, risk management and reporting. We are taking a thorough approach, engaging internal and external experts and stakeholders as well as benchmarking ourselves against our peers and leading companies.

Thomson Reuters Annual Report 2021

Environmental Practices
Some of our environmental initiatives and accomplishments include the following:

•	We are using 100% renewable energy for all our operations as of 2020 and we are working closely with our suppliers to drive lower emissions within our supply chain.

•
We joined the Science Based Targets Initiative (SBTi) in 2020, aligning to the most ambitious
1.5-degree
Celsius pathway. Thomson Reuters is among a leading group of approximately 1,200 companies globally to have done so.

•
In 2020, we announced our commitment to targeting
net-zero
emissions by 2050. In 2021, we announced that we had reduced our greenhouse gas emissions by 93% as of the end of 2020 from our 2018 baseline and we are significantly ahead of our SBTi commitment. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint.

•
We have decreased our carbon footprint by reducing the number of our office locations from 102 at the beginning of 2021 to 46 at the end of 2021. The ongoing
COVID-19
pandemic has also resulted in less business travel and increased use of more virtual and collaboration tools by our employees. As many of our employees are expected to work in a hybrid arrangement in the future, we expect this will result in less emissions and a reduced environment impact. Our strategy to migrate 90% or more of our revenue to the cloud by 2023 should also help reduce our environmental footprint as we will be less reliant on company-managed data centers.

•
Some of our content and other information products help our customers address climate change matters. For example, Practical Law includes a tracker covering key Biden Administration actions and initiatives on climate, energy and environmental issues and other resources related to climate change disclosures for U.S. public companies.

Social Practices
Our values and culture
In 2021, we introduced new Thomson Reuters Mindsets & Behaviors that all employees are expected to live and demonstrate. Our Mindsets & Behaviors are expected to help us accomplish our most critical objectives and are based on strengths of our culture today as well as the best of what we are becoming.

Thomson Reuters has a long history of being recognized as a leading employer. As we strive for continued progress, we appreciate being recognized for our work in this space, but we are acutely aware of the need to increase momentum. In 2021, our awards and recognitions included:

•	America’s Best Employers For Diversity and Best Place for Working Parents (Dallas)

•	Canada’s Best Employers, Great Place to Work, Canada and Greater Toronto’s Top Employers

•	Comparably – Best Companies for Best Global Culture, Best Teams Product & Design, and Best Company Outlook

•	Human Rights Campaign Best Places to Work for LGBTQ Equality and 100% score, Human Rights Campaign’s Corporate Equality Index
In all our work, we uphold the Thomson Reuters Trust Principles, including that of integrity, independence and freedom from bias.

Thomson Reuters Annual Report 2021

Diversity and inclusion
Diversity and inclusion are an integral part of our values, guiding us in everything we do. As an organization with diverse businesses competing in the global marketplace, we understand that one of the most effective ways of meeting and exceeding the needs of our diverse customers and shareholders is to have a workforce that reflects diversity. We understand that systemic change starts within organizations and Thomson Reuters has long recognized the need for businesses to shift from conversations about diversity and inclusion to action and leadership accountability. In 2020, a year that brought intense focus on this subject, we extended our global diversity and inclusion strategy and redoubled efforts to embed this work in all we do, including setting clear representation goals for the company at the leadership level (director and above). We continued that focus in 2021 and we remain focused on increasing diverse talent representation in our senior leadership.
The following table sets forth our diverse talent representation in 2020 and 2021, as well as our 2022 goals:

Goal	2020	2021	2022 Goal
Women in senior leadership	39%	41%	45%
Racially/ethnically diverse talent in senior leadership	14%	16%	20%
Number of Black employees in senior leadership	32	38	60
Note – our racial/ethnically diverse representation and Black talent representation goals are only measured for the U.S. (including Puerto Rico), U.K., Canada, Brazil and South Africa.
Three of our current 11 executive officers (Elizabeth Beastrom – President, Tax & Accounting Professionals; Kirsty Roth – Chief Operations & Technology Officer; and Mary Alice Vuicic – Chief People Officer), or 27%, are women.
Our diversity and inclusion initiatives also include:

•	Corporate partnerships and programs to attract and retain underrepresented talent;

•
Sponsorship of over 70 business employee resource groups, which play a critical role in driving awareness, understanding of diverse backgrounds and execution against our diversity and inclusion strategy;

•	Training programs and innovative learning opportunities, which includes a “Breaking Bias” program that we launched to all employees globally in 2021;

•	Internal initiatives such as “Count Me In” to help build our diversity data and deepen our talent insights; and

•	Expanded external reporting.
Health and wellbeing
The past two years have had a profound impact on all of us and our company has adjusted to new ways of working. The health and wellbeing of all of our employees is a priority of our leadership and we have put in place several initiatives related to mental, physical, financial and social wellbeing to support them.
We recently launched a new “Flex My Way” program, which is a supportive workplace policy that promotes work-life balance and improved flexibility. Policies include flexible and hybrid working, caregiver paid time off, increased bereavement leave and work from anywhere in your country of employment for up to eight weeks per year.
Our mental health resources include free access to an employee assistance program, a meditation app, mindfulness discussions, eLearning sessions, two annual Mental Health Days, mental health self-assessments and
COVID-19
related resources. We are also signatories to the Mindful Business Charter, which was founded to rehumanize the workplace.
Our physical health resources include health risk assessments, nutrition and sleep guides. Financial wellbeing resources include an app to help employees achieve specific financial goals and manage finances, counseling resources, and Thomson Reuters University courses to help employees expand their knowledge.
Our social resources include the business resource groups mentioned above, mentoring programs, a digital platform that curates social learning and networking experiences for employees.

Thomson Reuters Annual Report 2021

Community Involvement
At Thomson Reuters, we have a shared responsibility to do business in ways that respect, protect and benefit our customers, our employees, our communities and our environment. To support this corporate value, we encourage employee volunteerism, provide financial and in-kind donations and offer corporate matches for employee donations.
Thomson Reuters employees have personal and professional skills that can help our communities address their needs. Our employees, in turn, can become more knowledgeable about important social issues and develop a variety of relevant organizational skills through volunteer projects. In 2021, we provided 16 hours per employee of paid time off for volunteering (in-person and virtual). Our employees logged over 66,000 volunteer hours, despite the impact of the ongoing pandemic. We also provide an additional 20 hours of paid legal pro bono volunteer time per year to employees with law degrees and who meet other criteria.
We also provide some of our products and services free of charge to various not-for-profit organizations to support their initiatives. For example, Thomson Reuters has provided access to our CLEAR product to the National Center for Missing and Exploited Children since 2010. We also provide our Westlaw, Practical Law and HighQ products to various not-for-profit organizations.
The Thomson Reuters Foundation
Our corporate charitable foundation, the Thomson Reuters Foundation, works to advance media freedom, foster more inclusive economies and raise awareness of human rights issues. Through news, media development, free legal assistance and convening initiatives, the Foundation combines its unique media and legal services to drive change. Its mission is to inspire collective leadership, empowering free, fair and informed societies. The Foundation operates TrustLaw, the largest global pro bono network. Additional information on the Foundation can be found at
www.trust.org
.
Governance Practices
Our Board and its committees oversee ESG initiatives. The Corporate Governance Committee of the Board of Directors evaluates our ESG strategy and progress and is updated on a quarterly basis by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.
Properties and Facilities
We own and lease office space and facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes. The following table provides summary information about our principal properties as of December 31, 2021.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use

610 Opperman Drive, Eagan, Minnesota, United States	2,792,000	Owned	Legal Professionals headquarters and Global Print operating facilities

2395 Midway Road, Carrollton, Texas, United States	409,150	Owned	Tax & Accounting Professionals and Corporates headquarters and operating facilities

6300 Interfirst Drive, Ann Arbor, Michigan, United States	247,250	Owned	Tax & Accounting Professionals operating facility

5 Canada Square, London, United Kingdom	133,400	Subleased (1)	Legal Professionals, Tax & Accounting Professionals and Reuters News operating facility

3 Times Square, New York, New York, United States	99,850	Owned/leased (2)	Corporates and Reuters News operating facility

Paseo de la Reforma 26, Mexico City, Mexico	90,280	Leased	Thomson Reuters shared services center

333 Bay Street, Toronto, Ontario, Canada	59,250 (3)	Leased	Thomson Reuters headquarters and Legal Professionals operating facilities

Landis & Gyr 3, Zug, Switzerland	50,250	Leased	Enterprise Centre

(1)	The primary lease (which covers approximately 353,000 sq. ft.) is held by Refinitiv. We are utilizing approximately 133,400 sq. ft. from Refinitiv.
(2)	The landlord (3XSQ Associates) is an entity owned by one of our subsidiaries and Rudin Times Square Associates LLC. 3XSQ Associates was formed to build and operate the 3 Times Square property.
(3)	Represents our net occupied area. Our main lease is for 81,250 sq. ft. and we subleased 22,000 sq. ft. to Refinitiv.

Thomson Reuters Annual Report 2021

Risk Factors

The risks and uncertainties below represent the risks that our management believes are material. If any of the events or developments discussed below actually occurs, our business, financial condition or results of operations could be adversely affected. Other factors not presently known to us or that we presently believe are not material could also affect our future business and operations. The risks below are organized by categories and are not necessarily listed in the order of priority to our company.

Business Strategy and Growth Risks
We may be adversely affected by uncertainty, downturns and changes in the markets that we serve, in particular in the legal, tax and accounting industries.
We operate in a dynamic external environment that is rapidly shifting due to innovation in technology, evolving and increasing global regulation and information proliferation. Uncertainty, downturns and changes that impact our business can also arise as a result of conditions in global financial markets, changes in macroeconomic factors, changes in laws and regulations, political conditions and election outcomes, political and social unrest, wars and conflicts, terrorist acts, cyber-attacks, economic and regulatory sanctions, natural disasters and public health crises (such as epidemics and pandemics, including
COVID-19,
as discussed below) and other factors over which we have no control.
Our performance depends on the financial health and strength of our customers, which in turn is primarily dependent on the general economy in the United States (73% of our 2021 revenues) and secondarily on the general economies in Europe, Asia Pacific, Canada and Latin America. In 2021, we derived 80% of our revenues from our Legal Professionals, Corporates and Tax & Accounting Professionals businesses, which primarily serve professionals in the legal, tax and accounting industries. Global uncertainty and changing economic conditions can impact these industries.

•
Cost-cutting, reduced spending or reduced activity by customers may decrease demand for, and usage of, some of our products and services. This could adversely affect our financial results by reducing our revenues, which could in turn reduce the profitability of some of our products and services. Some of our customers may also slow down decision-making or delay planned renewals or implementations because of economic conditions, which may disrupt historical spending patterns.

•
While many law firms increased revenues in 2021, law firms continue to be challenged in their efforts as corporate counsels keep more work in-house
in an effort to deliver greater business value and insights internally, limit increases in billing rates and hours, and insist on increased transparency and efficiency from law firms. Some law firms have also been impacted by
COVID-19
and related containment measures.

•
Accounting firms are also adapting their business models related to service offerings, technology and pricing to address their clients’ evolving needs, priorities and expectations. In particular, accounting firms continue to experience commoditization in audit and tax compliance and are looking to expand into more profitable advisory services and identify more areas to use automation.

•
As expected, Global Print (10% of our 2021 revenues) experienced a 3% revenue decline (in constant currency) in 2021, as customers continued to migrate from traditional print formats to digital solutions and also due to
COVID-19.
An increase in

Thomson Reuters Annual Report 2021

hybrid and virtual working arrangements in the future could also cause certain customers to reduce or discontinue orders from our Global Print business. Declines in Global Print revenues can adversely affect our profitability (as Global Print has higher margins than our overall business) as well as our cash flows.

•
Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency business declining. While demand in the financial professional segment is growing, Reuters News is limited in its ability to participate in a number of sectors due to its exclusive agreement with Refinitiv.
COVID-19
has also impacted our Reuters Events business, which held nearly all of its events virtually last year.

We operate in highly competitive markets and may be adversely affected by this competition.
The markets for our information, software, services and news are highly competitive and are subject to rapid technological changes and evolving customer demands and needs. Our customers increasingly look to us for solutions to help them adapt, improve efficiency and demonstrate value. They increasingly want to leverage technology to maintain a competitive edge, by delivering a differentiated work product faster and by managing their firm or department more efficiently. If we fail to compete effectively, our revenues, profitability and cash flows could be adversely affected.

•
Many of our principal competitors are established companies and firms that have substantial financial resources, recognized brands, technological expertise and market experience and these competitors sometimes have more established positions in certain product segments and geographic regions than we do. Some firms which compete with us have traditionally been our customers as well as go-to-market
partners. Some larger companies that compete with us, such as enterprise resource planning (ERPs) companies, have large installed customer bases.

•
We increasingly compete with smaller and sometimes newer companies, some of which seek to differentiate themselves from the breadth of our offerings by being specialized, with a narrower focus than our company. As a result, they may be able to adopt new or emerging technologies, including AI and analytic capabilities, or address customer requirements more quickly than we can. New and emerging technologies can also have the impact of allowing start-up
companies to enter the market more quickly than they would have been able to in the past.

•
Public sources of free or relatively inexpensive information are available online and more of this information is expected to be available in the future. Some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Several companies and organizations have made certain legal and tax information publicly available at no cost. “Open source” software that is available for free may also provide some functionality similar to that in some of our products. Public sources of free or relatively inexpensive information may reduce demand for our products and services if certain customers choose to use these public sources as a substitute for our products or services.

•
Some of our customers independently develop products and services that compete with ours, including through the formation of partnerships or consortia. If more of our customers become self-sufficient, demand for our products and services may be reduced.

•
We may also face increased competition from search providers that could pose a threat to some of our businesses by providing more in-depth
offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services.

Some of our competitors aggressively market their products as a lower cost alternative and offer price incentives to acquire new business, although we believe that many of our customers continue to see the value and enhancements reflected in our content, software, services and other offerings that sometimes results in a higher price. As some of our competitors offer products and services that may be viewed as more cost effective than ours or which may be seen as having greater functionality or performance than ours, the relative value of some of our products or services could be diminished.
Competition may require us to reduce the price of some of our products and services (which may result in lower revenues) or make additional capital investments (which might result in lower profit margins). If we are unable or unwilling to reduce prices or make additional investments for some of our products and services in the future, we may lose customers and our financial results may be adversely affected. Some of our current or future products or services could also be rendered obsolete because of competitive offerings and new technologies.

Thomson Reuters Annual Report 2021

If we are unable to keep pace with rapid technological developments to provide new products, services, applications and functionalities to meet our customers’ needs, attract new customers and retain existing ones, expand into new geographic markets and identify areas of higher growth, our ability to generate revenues or achieve higher levels of revenue growth in the future may be adversely affected.
Our growth strategy involves developing new products, services, applications and functionalities in a timely and cost-effective manner to meet our customers’ needs, anticipating and responding to industry trends and technological changes, expanding into new geographic markets and maintaining a strong position in the sectors that we serve. As part of the Change Program, we are also seeking to further improve customer and digital experiences and our sales and marketing expertise, while continuing to simplify the organization. While we are confident that this focus will lead to increased revenues, there is no assurance that we will be successful in increasing our company’s overall revenue growth in the future.
We are currently prioritizing investments to drive organic growth in areas of our business that we believe have the highest potential for strategic growth, and selectively use acquisitions that we expect to contribute to the accelerated execution of our strategy. Our “Big 3” businesses (Legal Professionals, Corporates and Tax & Accounting Professionals) continue to evolve towards becoming content-driven technology businesses which are greater providers of software and solutions to our customers as part of an ongoing transformation from focusing primarily on providing content, data and information. Solutions often are designed to integrate our core content, data and information with software and workflow tools.
Disruptive and new technologies such as AI, machine learning, data synthesis, blockchain and user-generated capabilities are creating a need to adapt rapidly to the shifting landscape. Customers are also seeking more cloud-based solutions. While we are focused on these changes to the technological landscape, if we fail to adapt, or do not adapt quickly enough, our financial condition and results of operations could be adversely impacted.
Growth in today’s business environment has required us to explore different business models than we have in the past. We have been increasing our focus on driving growth through more collaboration and stronger relationships with both established and emerging companies and incubators. We are also increasing our focus on partnerships and APIs. Some of these initiatives combine another company’s technology, data or other capabilities with our products and services. These initiatives involve a number of risks, including the risk that the expected synergies will not be realized, that the expected results will not be achieved, that a new initiative may conflict or detract from our existing businesses, that security measures may not be adequate or could adversely impact our brand and reputation. While we believe these initiatives will be attractive to our customers, allow us to innovate more quickly and build sales channels in segments that we could not have reached as quickly on our own, we are unable to provide any assurances that these initiatives will increase our revenue growth.
Over the last few years, we have made significant investments designed to improve and enhance the functionality and performance of several of our key products, such as Westlaw Edge, Checkpoint Edge, Elite 3E, Practical Law, Onvio and ONESOURCE. We have also successfully migrated customers from legacy offerings to our current propositions and continued to enhance the reliability and resiliency of the technology infrastructure that we use to deliver products and services. However, if our customers’ adoption rates for existing and new products and services are lower than our expectations, our revenues may be lower and our results of operations may be adversely affected.
Historically, our customers accessed our
web-based
products and services primarily through desktop computers and laptops. Over the last few years, Internet use through smartphones, tablets, wearables, voice-activated speakers and television streaming devices has increased significantly. Applications or “apps” have also experienced significant growth and popularity. As a result of this shift, we have been focused on developing, supporting and maintaining various products and services on different platforms and devices (some of which complement traditional forms of delivery). If our competitors release alternative device products, services or apps more quickly than we are able to, or if our customers do not adopt our offerings in this area, our revenues and retention rates could be adversely affected.

Thomson Reuters Annual Report 2021

We may be unable to derive fully the anticipated benefits from our existing or future acquisitions, dispositions or other strategic transactions, including joint ventures and investments.
While we are focused on growing our businesses organically, acquisitions and other strategic transactions remain an important part of our growth strategy to expand and enhance our products, services and customer base and to enter new geographic areas. In the future, we may not be able to successfully identify attractive acquisition or other strategic transaction opportunities or make acquisitions or other strategic transactions on terms that are satisfactory to our company from a commercial perspective. In addition, competition for acquisitions in the industries in which we operate during recent years has escalated, and may increase the price of acquisitions or other strategic transactions, which could cause us to refrain from making certain acquisitions. Our ability to execute on opportunities may also be affected by factors beyond our control, including without limitation, commercial or regulatory changes that may subject us to increased regulatory scrutiny from competition and antitrust authorities in connection with acquisitions and other strategic transactions. Achieving the expected returns and synergies from existing and future acquisitions or other strategic transactions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our segments in an efficient and effective manner. We cannot assure you that we will be able to do so, or that our acquired businesses, joint ventures or investments will perform at anticipated levels or that we will be able to obtain these synergies. Management resources may also be diverted from operating our existing businesses to certain acquisition and other strategic transaction integration challenges. If we are unable to successfully integrate acquired businesses and other strategic transactions, as applicable, our anticipated revenues and profits may be lower. Our profit margins may also be lower, or diluted, following the acquisition of, or strategic transactions involving, companies whose profit margins are less than those of our existing businesses. Certain acquisitions may initially incur losses which would reduce our earnings per share in certain periods.
We have also historically decided from time to time to dispose of assets or businesses that are no longer aligned with strategic objectives or our current business portfolio (notably, our former Financial & Risk business which is now the Refinitiv business of LSEG). These transactions may involve challenges and risks. There can be no assurance that future divestitures will occur, or if a transaction does occur, there can be no assurance as to the potential value created by the transaction. The process of exploring strategic alternatives or selling a business could also negatively impact customer decision-making and cause uncertainty and negatively impact our ability to attract, retain and motivate key employees. Any failures or delays in completing divestitures could have an adverse effect on our financial results and on our ability to execute our strategy. Although we have established procedures and processes to mitigate these risks, there is no assurance that those procedures and processes will be effective or that these transactions will be successful. In addition, we expend costs and management resources to complete divestitures and manage post-closing arrangements. Completed divestitures may also result in continued financial involvement in the divested business, such as through guarantees, indemnifications, transition services arrangements or other financial arrangements, following the transaction.
Technology and Data Risks
Cybersecurity incidents, data privacy breaches resulting in unauthorized access to or disclosure of sensitive data, or disruptive cyber-attacks that impact the confidentiality, integrity or availability of our information systems could harm our reputation, cause customers to lose confidence in our security measures, and adversely impact our business.
Similar to other global business information services and media companies, and also due to the prominence of our Reuters News business, we experience cyber-threats and cyber-attacks that could negatively impact our systems. Cyber-threats and cyber-attacks
vary in technique and sources, are persistent, frequently change and are increasingly becoming more sophisticated, targeted and difficult to detect and prevent.
While we have dedicated resources at our company who are responsible for maintaining appropriate levels of cyber-security and protecting our customers’ data and our internal data, our services and information systems may in the future be compromised or breached, including by:

•
Cyber-attacks on our networks, websites, hosting environments or infrastructure on which many of our service offerings operate using computer viruses or other malware, distributed denial of service attacks, ransomware, phishing, social engineering, or destructive attacks against information systems;

Thomson Reuters Annual Report 2021

•
Vulnerabilities existing in our products or internally-built applications, some of which may be undetected and only discovered after an extended period of time and after installation or integration by our company or our customers;

•
Vulnerabilities in purchased or licensed third-party software, adopted open source software, or in newly integrated technologies resulting from an acquisition or partnership, some of which may be undetected and only discovered after an extended period of time and after installation or integration by our company or our customers;

•	Actions taken by individuals or groups of hackers and sophisticated organizations, including nation-states, state-sponsored or aligned, or criminal organizations;

•
Attacks on, or vulnerabilities in underlying networks and services that power the Internet and supporting power and water supply, most of which are not under our direct control or the control of our suppliers, partners or customers;

•	Human errors by employees, contractors or customers or intentional acts by employees, contractors or customers with access to our systems that compromise our security measures; and

•
Attacks against employee or contractor work from home or hybrid working environments (e.g., home networks, residential internet service providers) that allow an unauthorized party to gain remote or physical access to the employee’s devices or information used to access corporate resources.

As a third-party supplier, we are sometimes provided with a trusted connection to a customer’s systems or networks. If malicious parties compromise our systems and networks and embed malicious hardware, components or software, they could gain access to our or our customers’ systems and information. In addition, any vulnerabilities in our software installed within a customer’s environments, if exploited, could potentially expose that customer’s systems and networks to risk. In addition, if a customer experiences a data security breach that results in the misappropriation of some of our proprietary business information, our company’s reputation could be harmed, even if we were not responsible for the breach.
None of these threats and related incidents to date have resulted in a material adverse impact for our business. We seek to mitigate these risks through our ability to detect, escalate and respond to known and potential risks through our Enterprise Security Incident Management processes. While we maintain what we believe is sufficient insurance coverage that may (subject to certain policy terms and conditions including self-insured deductibles) cover certain aspects of third party security and cyber-risks and business interruption, our insurance coverage may not always cover all costs or losses and it does not extend to any reputational damage or costs incurred to improve systems as a result of these types of incidents.
Many of our third-party suppliers, including certain hosted infrastructure, platform and software applications that we use for confidential data storage, employ cloud computing technology for storage and service delivery. These providers’ cloud computing systems may be susceptible to cyber-incidents, such as intentional cyber-attacks to access or obtain sensitive data or inadvertent cyber-security compromises, some of which are outside of our control. Additionally, our outsourcing of certain functions requires us to sometimes grant network access to third party suppliers. If our third party suppliers do not maintain adequate security measures, do not require their sub-contractors
to maintain adequate security measures or do not perform as anticipated and in accordance with contractual requirements, personal data of customers, employees or other individuals could be compromised and we may experience operational difficulties, loss of intellectual property or other sensitive data, loss of customer trust and increased costs, regulatory penalties, fines, actions or litigation, all of which could adversely impact our brand and reputation and materially impact our business and results of operations.
We collect, store, use and transmit sensitive data, including public records, intellectual property, our proprietary business information and personal data of our customers, employees, business partners and other individuals on our networks. A number of our customers and suppliers also entrust us with storing and securing their own confidential data and information. Our businesses include certain subscription-based screening products which we sell to institutional customers and governments to enable them to satisfy various regulatory obligations. Any fraudulent, malicious or accidental breach of our data security could result in unintentional disclosure of, or unauthorized access to, third party, customer, vendor, employee or other confidential or sensitive data or information, which could potentially result in additional costs to our company to enhance security or to respond to occurrences, lost sales, violations of privacy or other laws, penalties, fines, regulatory action or litigation. In addition, media or other reports of perceived security vulnerabilities to our systems or those of our third-party suppliers, even if no breach has been attempted or occurred, could adversely impact our brand and reputation and materially impact our business and results of operations.

Thomson Reuters Annual Report 2021

Misappropriation, improper modification, destruction, corruption, encryption or unavailability of data and information, or ransom demands due to cyber-attacks or other security breaches, could damage our brand and reputation. Customers and the public could lose confidence in our security measures and reliability, which would harm our ability to retain customers and gain new ones. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines. If any of these were to occur, it could have a material adverse effect on our business and results of operations.
We rely heavily on our own and third-party data centers, network systems, telecommunications and the Internet and any failures or disruptions may adversely affect our ability to serve our customers and could negatively impact our revenues, ability to retain customers and reputation.
Most of our products and services are delivered electronically and our customers depend on our ability to receive, store, process, transmit and otherwise rapidly handle very substantial quantities of data and transactions on computer-based networks. Our customers also depend on the continued capacity, reliability and security of our data centers, third-party infrastructure and platform providers, networks, telecommunications and other electronic delivery systems, including websites and the Internet. Our employees also depend on these systems for our internal use.
We are increasingly shifting more of our software from being on-premise
installations to SaaS or cloud-based offerings that provide customers with access through the Internet. As of December 31, 2021, approximately 38% of our revenue was available in a cloud solution and we have a target to have 90% of our revenue available in the cloud by the end of 2023. We will increasingly be dependent on third party service providers (notably Amazon Web Services (AWS) and Microsoft Azure) to maintain the cloud infrastructure that we use to operate our business.
Any significant failure, compromise, cyber-breach or interruption of our systems or a third party service provider’s, including operational services, sabotage, break-ins,
war, terrorist activities, human error, natural disaster, power or coding loss and computer viruses, could cause our or a third party service provider’s systems to operate slowly or could interrupt service for periods of time. While we and our key third party service providers have disaster recovery and business continuity plans that utilize industry standards and best practices, including back-up
facilities for primary data centers, a testing program and staff training, the systems are not always fully redundant and disaster recovery and business continuity plans may not always be sufficient or effective. To the extent that our telecommunications, information technology systems, cloud-based service providers or other networks are managed or hosted by third parties, we would need to coordinate with these third parties to resolve any issues. In the past when we have experienced slow operation of our systems or service interruptions, some of our products, services or websites have been unavailable for a limited period of time, but none of these occurrences have been material to our business. Disruptions and outages to our products could have a negative effect on our revenues, ability to retain customers and reputation.
Our ability to effectively use the Internet may also be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. In addition, we are facing significant increases in our use of power and data storage. We may experience shortage of capacity and increased costs associated with such usage. These events may affect our ability to store, process and transmit data and services to our customers.
Business Operations Risks
If we are unable to successfully adapt to organizational changes and effectively implement the Change Program and other strategic initiatives, our reputation and results of operations could be impacted.
We have experienced, and are currently experiencing, significant organizational changes.

•
In 2020, Steve Hasker became our new CEO and Mike Eastwood became our new CFO. Throughout 2020 and 2021, we also brought new key talent into the organization, including in Product, Engineering, Marketing, Data and Analytics, Design and Technology. This talent has brought different perspectives and approaches which have complemented the skills and experiences of existing leadership. However, any change to senior management can disrupt our business.

•
In the first quarter of 2021, we began a new Change Program, which is a two-year
initiative to transform our company into a leading content driven technology company by making it easier for our customers to do business with us, modernizing and reducing complexity in our operations and technology organization and simplifying our product portfolio. As part of the Change Program, we also have reduced staff, moved the location of various jobs and significantly reduced our office portfolio around the world.

Thomson Reuters Annual Report 2021

We may not realize all of the cost savings and incremental revenue that we expect to achieve from our Change Program and other strategic initiatives due to a variety of factors, including, but not limited to, unexpected operational or technological challenges, higher than expected costs or expenses, and delays in the anticipated timing of activities. If we are unable to achieve the cost savings or incremental revenue that we expect to achieve from our Change Program and other strategic initiatives, it could adversely affect our profitability and related margins. As we implement new systems as part of the Change Program, customers may be inconvenienced for a period of time in connection with a migration, which could lead to reduced levels of customer satisfaction.
If we do not continue to attract, motivate and retain high quality, talented and diverse management and key employees, we may not be able to execute our strategies.
The completion and execution of our strategies depends on our ability to continue to attract, motivate and retain high quality, talented and diverse management and employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, particularly those with experience in technology, cybersecurity, data science, digital marketing, cognitive computing, AI and product management. Competition for professionals in our Legal Professionals, Corporates and Tax & Accounting Professionals segments can also be intense as other companies seek to enhance their positions in our market segments.
As people across all industries
re-assess
their lives and careers as a result of the ongoing
COVID-19
pandemic, we (along with many other companies) have experienced increased attrition, which has resulted in an increased war for talent. In addition, there is greater demand for flexible work models and there has been an increase in wage inflation. In response, we have increased our focus on retaining key talent and differentiating Thomson Reuters as an employer through our inclusive culture, supportive leadership, flexibility and corporate purpose.
The Change Program and other organizational changes could also cause our employee attrition rate to increase. In particular, our reputation and results of operations could be harmed if employee morale, engagement or productivity decline or are disrupted as a result of these initiatives.
Our future work model continues to evolve and may not meet the needs or expectations of our existing and prospective employees and they may prefer work models offered by other companies. If we are unable to continue to identify or be successful in attracting, motivating and retaining the appropriate qualified personnel for our businesses, it could adversely affect our ability to execute our strategies.
Operating globally involves challenges that we may not be able to meet and that may adversely affect our ability to grow.
In 2021, we earned 73% of our revenues in the U.S. As part of our globalization efforts, we operate regional teams, particularly in emerging markets, that work across our segments to combine local expertise with global capabilities to address specific customer needs. We sometimes modify existing products and services for local markets, but we also develop specifically for local markets. As of December 31, 2021, approximately 58% of our employees were located outside of the United States.
We believe that there are advantages to operating globally, including a proportionately reduced exposure to the market developments of a single country or region. However, there are certain risks inherent in doing business globally which may adversely affect our business and ability to grow. These risks include:

•
Difficulties in penetrating new markets due to established and entrenched competitors or unavailability of local companies for acquisition or joint venture partners or restrictions on foreign ownership;

•	Difficulties in developing products and services that are tailored to the needs of local customers;

•	Local lack of recognition of our brands or acceptance or knowledge of our products and services;

•	Economic, political or social instability in local markets;

•	Exposure to possibly adverse governmental or regulatory actions in countries where we operate or conduct business;

•	Higher inflation rates and increased credit risk;

Thomson Reuters Annual Report 2021

•
The impact of foreign currency fluctuations on prices charged to local customers, notably when there is strengthening of the U.S. dollar, and other controls, regulations and orders that might restrict our ability to repatriate cash or limit our ability to move or invest cash freely;

•	Difficulties hiring and retaining staff for foreign operations, differing employee/employer relationships, and other challenges caused by distance, language and cultural differences;

•	Reduced protection for intellectual property rights;

•	Changes in laws and policies affecting trade and investment in other jurisdictions; and

•
Managing compliance with local laws and regulations (notably related to data privacy, data use and data protection) and varying and sometimes conflicting laws and regulations across the countries in which we do business.

Adverse developments in any of these areas could cause our actual results to differ materially from expected results. Challenges associated with operating globally may increase for our company as we continue to expand into geographic areas that we believe present the highest growth opportunities. We may also be required or may decide to cease or modify operations in a particular country as a result of a risk described above, which could adversely affect our business and results.
We generate a significant percentage of our revenues from recurring, subscription-based arrangements, and our ability to maintain existing revenues and generate higher revenues is dependent in part on maintaining a high renewal rate.
In 2021, 79% of our revenues were derived from subscriptions or similar contractual arrangements, which result in recurring revenues. Our revenues are supported by a relatively fixed cost base that is generally not impacted by fluctuations in revenues. Because a high proportion of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other business models that primarily involve the sale of products in discrete or one-off arrangements.
However, there is often a lag in realizing the impact of current sales or cancellations in our reported revenues, as we recognize revenues over the term of the arrangement. Because of this lag effect, our revenues are typically slower to decline when economic conditions worsen, but are also often slower to return to growth when economic activity improves, as compared to other businesses that are not subscription-based. Our transactions revenues (11% of our 2021 revenues), which include volume-based fees related to online searches, fees from software licenses and professional fees from service and consulting arrangements, fluctuate when economic conditions worsen, such as during part of the
COVID-19
pandemic.
Our subscription and similar contractual arrangements typically have terms ranging from one to five years, which most customers renew at the end of each term. Renewal dates are spread over the course of the year. Many of our customer agreements have automatic renewal provisions, but customers are often able to terminate these types of agreements prior to automatic renewal of a new term by providing appropriate notice to us within a specified time period. In order to maintain existing revenues and to generate higher revenues, we are dependent on a significant number of our customers to renew their arrangements with us. Our revenues could also be lower if a significant number of our customers renewed their arrangements with us, but reduced the amount of their spending.
We are dependent on third parties for data, information and other services.
We obtain significant data and information through licensing arrangements with content providers, some of which may be viewed as competitors. Some providers may seek to increase fees for providing their proprietary content or services and others may not offer our company an opportunity to renew existing agreements. We also depend on public sources for certain data and information.
In addition, we rely on third party service providers for telecommunications and other services that we have outsourced, such as certain human resources administrative functions, facilities management and IT services.
If we are unable to maintain or renegotiate commercially acceptable arrangements with these content or service providers or find substitutes or alternative sources of equivalent content or service, our business could be adversely affected. Our revenues and margins could also be reduced if some of our competitors obtained exclusive rights to provide or distribute certain types of data or information that was viewed as critical by our customers.

Thomson Reuters Annual Report 2021

Our brands and reputation are important company assets and are key to our ability to remain a trusted source of information and news.
The integrity of our brands and reputation is key to our ability to remain a trusted source of information and news and to attract and retain customers. Negative publicity regarding our company or actual, alleged or perceived issues regarding one of our products or services could harm our relationship with customers.
Failure to protect our brands or a failure by our company to uphold the Thomson Reuters Trust Principles may also adversely impact our credibility as a trusted supplier of content and may have a negative impact on our information and news business.
There is an increasing focus from stakeholders concerning corporate responsibility, specifically relating to ESG initiatives. We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. We have set a number of targets related to these initiatives. If we fail to satisfy the expectations of investors, customers, vendors, employees and other stakeholders related to our ESG performance or our ESG initiatives are not executed as planned, it could adversely affect our reputation, business, share price, financial condition or results of operations.
The
COVID-19
pandemic has, and may continue to, adversely affect the markets we serve and may continue to impact our business, financial condition and results of operations.
The
COVID-19
pandemic and related containment measures have caused substantial disruption, volatility and uncertainty to the global economy. We are unable to predict the extent and duration of any such disruption, volatility and uncertainty, any resurgences/new strains, actions that may be taken by governmental authorities, businesses and individuals in response to the pandemic, and the effect on our customers. While we have implemented measures and plans designed to mitigate the effects of
COVID-19,
our efforts may prove to be inadequate.
COVID-19 has
caused us to modify several of our business practices and operations and we may take further actions as may be required by government authorities or that we believe are in the best interests of our employees, customers, partners, suppliers and other stakeholders. In certain countries, such as India, Mexico, Costa Rica and Poland, we have a large number of employees performing and supporting critical operations. An extended closure of any facilities performing critical operations could in the future disrupt our ability to provide our services and solutions. Illness and workforce disruptions could also lead to the unavailability of senior management or other key personnel and adversely impact our ability to perform critical functions. We cannot provide any assurance that our measures will be sufficient to mitigate the risks posed by
COVID-19.
The pandemic as well as any subsequent recovery period, may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
We may be required to take future impairment charges that would reduce our reported assets and earnings.
Goodwill and other identifiable intangible assets comprise a substantial portion of our total assets. We are required under IFRS to test our goodwill and identifiable intangible assets with indefinite lives for impairment on an annual basis. We also are required by IFRS to perform an interim or periodic review of our goodwill and all identifiable intangible assets if events or changes in circumstances indicate that impairment may have occurred. Impairment testing requires our company to make significant estimates about our future performance and cash flows, as well as other assumptions. Economic, legal, regulatory, competitive, contractual and other factors as well as changes in our company’s share price and market capitalization may affect these assumptions. If our testing indicates that impairment has occurred relative to current fair values, we may be required to record an impairment charge in the period the determination is made. Recognition of an impairment would reduce our reported assets and earnings.

Thomson Reuters Annual Report 2021

Legal, Regulatory and Intellectual Property Risks
We may be adversely affected by changes in legislation and regulation related to privacy, data security, data protection and other areas, which may impact how we provide products and services and how we collect and use information.
Legislative and regulatory changes that impact our customers’ industries also impact how we provide products and services to our customers. The evolving regulatory landscape is also enabling new types of services, which can benefit our Legal Professionals, Corporates and Tax & Accounting Professionals segments. However, some types of legal or regulatory changes could also result in reduced demand for certain products or services.
There are a significant number of laws relating to privacy, information security, data protection, anti-money laundering, sanctions and other trade controls, electronic and mobile communications,
e-commerce,
direct marketing, digital advertising and the use of public records which have become more prevalent and developed in recent years. The share of the world population whose data is protected by baseline security requirements is expected to increase and enforcement capabilities of regulators are also expected to increase.
In the ordinary course of business, we collect, store, use and transmit certain types of information that are subject to an increasing number of different laws and regulations. In particular, the information security, data protection and privacy laws and regulations that we are subject to often vary by jurisdiction and include, without limitation, the General Data Protection Regulation (GDPR) and various U.S. state and federal laws and regulations. These laws and regulations are continuously evolving and complying with applicable laws and regulations involves significant costs and time.

•
GDPR provides data protection requirements and related compliance obligations in the E.U. Serious breaches of the GDPR can result in administrative fines of up to 4% of annual worldwide revenues and fines up to 2% of annual worldwide revenues can be imposed for other types of violations. We are also subject to U.K. data protection law, which imposes obligations and penalties similar to GDPR.

•
Various U.S. state privacy laws reflect requirements for the handling of personal data and provide data privacy rights to their residents. Violations can result in civil penalties and in some instances, provide consumers with a private right of action for data breaches, which may increase data breach litigation. Other U.S. state and federal legislative and regulatory bodies have implemented or are considering similar legislation, which, if passed, could create more risks, compliance complexity and potential costs for us.

•
In the E.U., proposed legislation known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace an E.U. regulation known as the ePrivacy Directive, which we are currently subject to. The ePrivacy Regulation is focused on privacy regarding electronic communications services and data processed by electronic communications services. The ePrivacy Regulation is still under development and in draft form and the timeline for adoption and effectiveness is unclear. The ePrivacy Regulation may require us to further modify some of our data practices and compliance could result in additional costs for our company. In addition, the proposed EU Digital Services Act (DSA) and Digital Markets Act (DMA) will add further complexity and increased consumer protection and technology regulation.

•
Proposed and existing legislation in other countries and regions around the world related to privacy, data security, data protection and other related areas may also impact how we provide products and services and how we collect and use information.

Some of these laws and regulations require us to collect affirmative opt-in
consent and/or include a “right to be forgotten,” a right for individuals to opt out or object to having their data shared with third parties and a right to be informed about what data about them is being shared. The viability and perceived value of some of our screening products could be adversely impacted through the exercise of these rights. Some of these laws and regulations, along with industry changes (such as the industry elimination of third party cookies), could adversely impact our collection and use of certain information and our digital advertising revenue.
We are also subject to data localization laws in certain countries, which require us to store and process certain types of data within a particular country. We are also subject to various data transfer restrictions, including, without limitation, in light of court cases in the E.U. and the exit of the United Kingdom from the E.U., which either limits our ability to transfer, or requires us to guarantee a

Thomson Reuters Annual Report 2021

certain level of protection when transferring, data from one country to another. The regulatory landscape in various countries where we operate continues to evolve and sometimes includes strict local rules regarding the use (or restrictions on use) of encryption technologies as well as broad governmental rights related to Internet monitoring and regulation of Internet transmissions.
Existing, new and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, may:

•	Impose limits on our collection and use of certain kinds of information and our ability to communicate such information effectively to our customers;

•	Impose restrictions on the collection and use of product and user data analytics;

•	Increase our cost of doing business or require us to change some of our existing business practices; and

•	Conflict on a global basis (such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws).
Governmental action (including laws or economic or political policies that restrict the use of specific companies, equipment or services deemed to be sensitive to national interests) can also create some legal uncertainties. It is difficult to predict in what form laws and regulations will be adopted, changed or repealed, how they will be construed by the relevant courts, or the extent to which any changes might adversely affect us.
Although we have implemented policies and procedures that are designed to ensure compliance with applicable laws, rules and regulations, we could be subject to penalties as well as reputational harm for any violations.
Our intellectual property rights are valuable and may not be adequately protected, which may adversely affect our financial results.
Many of our products and services are based on information delivered through a variety of media, including online, software-based applications, smartphones, tablets, books, journals and dedicated transmission lines. We rely on agreements with our customers, employees, consultants, advisors, suppliers and other third parties to protect our confidential proprietary information, know-how
and technology. We also rely on patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products, and services and with our brand. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without authorization and the Internet may facilitate these activities. We also seek to maintain certain intellectual property rights, and third parties or our employees could intentionally or accidentally compromise the intellectual property rights that we maintain. We also conduct business in some countries where the extent of legal protection for intellectual property rights is uncertain or may be ineffective. Although we have taken measures to protect our intellectual property, we cannot assure you that we have adequate protection of our rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.
The intellectual property of an acquired business may also be an important component of the value that we agree to pay for such a business. However, such acquisitions are subject to the risks that the acquired business may not own the intellectual property that we believe we are acquiring, that the intellectual property is dependent upon licenses from third parties, that the acquired business infringes upon the intellectual property rights of others or that the technology does not have the acceptance in the marketplace that we anticipated. If we are not able to successfully integrate acquired businesses’ intellectual property rights, our financial results may be adversely affected.
Some of our competitors may also be able to develop new products or services that are similar to ours without infringing our intellectual property rights, which could adversely affect our financial condition and results of operations.
Tax matters, including changes to tax laws, regulations and treaties, could impact our effective tax rate and our results of operations.
We operate in many countries worldwide and our earnings are subject to taxation in many different jurisdictions and at different rates. We seek to organize our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. In 2021, our effective tax rate was lower than the Canadian corporate income tax rate due largely to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside Canada. Our effective tax rate has fluctuated in the past and is likely to fluctuate in the future, reflecting the mix of taxing jurisdictions in which pre-tax
profits and losses are recognized. Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of

Thomson Reuters Annual Report 2021

multiple income tax treaties between various countries in which we operate. Our income tax expense and our effective tax rate could also be adversely affected by changes, possibly with retroactive effect, in tax laws and regulations, international treaties and tax accounting standards and/or uncertainty over their application and interpretation as well as changes in the geographic mix of our profits.
We are subject to regular audits, examinations and reviews by tax authorities in Canada, the United Kingdom, United States and other jurisdictions during the ordinary course of business. While we believe the positions that we take on our tax filings are sustainable and supported by the weight of law, certain positions taken may be challenged by the applicable tax authorities. We may be required in some instances to pay additional taxes to a tax authority prior to contesting a matter through available administrative or judicial remedies. We regularly assess the likely outcomes of these audits to determine the adequacy of our tax provision. However, our judgments may not be sustained, and the amounts ultimately paid could be different from the amounts previously recorded. If any such challenge results in an adverse outcome, including unforeseen tax-related
liabilities, this could negatively affect our financial results and operations for the period at issue and on an ongoing basis. Many governments in jurisdictions where we operate are facing budget deficits and challenges and as a result, may look to increase their tax revenues through increased audit activity and tax reform.
Various
tax-related
legislative initiatives have been proposed or are being discussed that if enacted, could adversely affect our tax positions and/or our tax liabilities, including changes to U.S. tax law proposed by the U.S. Congress and the Biden administration. The Organization for Economic
Co-operation
and Development (OECD), which is comprised of member countries that encompass many of the jurisdictions where we operate, has been working on a coordinated, multi-jurisdictional approach to address issues in existing tax systems associated with “base erosion and profit shifting” (BEPS) and the digitalization of the economy that the OECD believes may lead to tax avoidance by global companies. The OECD’s proposals to address BEPS and the tax challenges of the digitalization of the economy, notably a new global minimum tax regime, if finalized and adopted by the associated countries, will likely increase tax uncertainty and may adversely affect our financial results.
Various countries have enacted or are considering digital service taxes, which could result in multinational companies such as Thomson Reuters being subject to tax in additional jurisdictions or subject to increased taxes in jurisdictions in which they already have a taxable presence.
The U.S. Tax Cuts and Jobs Act (Tax Act), which was enacted into law in 2017, changed U.S. tax law and requires complex computations and significant judgments and estimates. The U.S. Treasury Department, the Internal Revenue Service and other standard-setting bodies may issue further regulations or guidance on how the provisions of the Tax Act will be applied or otherwise administered that is different from our interpretations and certain aspects of the Tax Act could be repealed or modified in future legislation.
We expect our company will remain resident only in Canada for tax purposes. However, if our company were to cease to be resident solely in Canada for tax purposes (including as a result of changes in applicable laws or regulatory practice), this could cause us adverse tax consequences.
We operate in a litigious environment which may adversely affect our financial results.
We may become involved in legal actions and claims arising in the ordinary course of business, including employment matters, commercial matters, libel/defamation/privacy claims and intellectual property infringement claims. Regardless of the merit of legal actions and claims, such matters can be expensive, time consuming, or harmful to our reputation and in recognition of these considerations, we may engage in arrangements to settle litigation. While we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could result in changes to our products and business practices and could have a material adverse effect on our financial position and results of operations.
We are significantly dependent on technology and the rights related to it. From time to time, we have been sued by other companies for allegedly violating their patents. Our company and other companies have experienced alleged claims from third parties whose sole or primary business is to monetize patents. If an infringement suit against our company is successful, we may be required to compensate the third party bringing the suit either by paying a lump sum or ongoing license fees to be able to

Thomson Reuters Annual Report 2021

continue selling a particular product or service. This type of compensation could be significant, in addition to legal fees and other costs that we would incur defending such a claim.
We might also be prevented or enjoined by a court from continuing to provide the affected product or service. We may also be required to defend or indemnify any customers who have been sued for allegedly infringing a third party’s patent in connection with using one of our products or services. Responding to intellectual property claims, regardless of the validity, can be time consuming for our technology personnel and management.
Antitrust/competition-related claims or investigations could result in changes to how we do business and could be costly.
We are subject to applicable antitrust and competition laws and regulations in the countries where we have operations. These laws and regulations seek to prevent and prohibit anti-competitive activity. From time to time, we may be subject to antitrust/competition-related claims and investigations. Following such a claim or investigation, we may be required to change the way that we offer a particular product or service and if we are found to have violated antitrust or competition laws or regulations, we may be subject to fines or penalties. Any antitrust or competition-related claim or investigation could be costly for our company in terms of time and expense and could have an adverse effect on our financial condition and results of operations.
Financial Market Risks
Currency and interest rate fluctuations and volatility in global markets may have a significant impact on our reported revenues and earnings.
Our financial statements are expressed in U.S. dollars and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose functional currencies are not U.S. dollars. We recognize revenues and incur expenses in many currencies and are thereby exposed to the impact of fluctuations in various foreign currency exchange rates. We monitor the financial stability of the foreign countries in which we operate. Volatility and uncertainty in global markets in the future could adversely affect our results.
Exchange rate movements in our foreign currency exposures may cause fluctuations in our consolidated financial statements. If our operations outside of the U.S. expand, we would expect this exposure to grow. We monitor foreign currency exposures on a regular basis and some of our largest foreign currency exposures are currently to the British pound sterling, the Canadian dollar, the Euro, the Brazilian real, the Australian dollar, the Swiss franc and the Indian rupee. We have historically, and may in the future, hedge some of our foreign currency exposure if we believe that it may be material to our financial results.
The value of our LSEG shares, which are publicly traded, is subject to share price fluctuation and general volatility in the global markets. A significant decline in the LSEG share price or significant deterioration in the British pound sterling and U.S. dollar foreign exchange rate would decrease the value of our investment. We have entered into derivative financial instruments to mitigate U.S. dollar/British pound sterling foreign exchange risk related to our investment in LSEG shares. While these derivative financial instruments assist with mitigating these foreign exchange risks, they do not eliminate them entirely. We assess these contracts at fair value each reporting period to record the gains and losses arising from foreign currency fluctuations. As discussed later in this annual report, subject to certain exceptions, we are subject to a lock-up
for our LSEG shares until January 29, 2023. In each of the three and four years following the closing (starting on January 30, 2023 and January 30, 2024, respectively), our company and Blackstone’s consortium will become entitled to sell in aggregate one-third
of the LSEG shares issued to us. The
lock-up
arrangement will terminate on January 29, 2025. As of March 2, 2022, we indirectly owned approximately 72.4 million LSEG shares, which had a market value of approximately $6.2 billion, based on LSEG’s closing share price on that day.
We may issue
non-U.S.
dollar-denominated debt in the future and would expect to hedge any such debt into U.S. dollars, as has been our practice. In addition, an increase in interest rates from current levels could adversely affect our results in future periods.

Thomson Reuters Annual Report 2021

Our credit ratings may be downgraded, which may impede our access to the debt markets or raise our borrowing rates.
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any future downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates. For additional information on our current credit ratings, please see the “Management’s Discussion and Analysis” and “Additional Information – Ratings of Debt Securities” sections of this annual report.
We have significant funding obligations for pension arrangements that are affected by factors outside of our control.
We have significant funding obligations for various pension arrangements that are affected by factors outside of our control, including market factors and changes in legislation. In the past, we have contributed to our pension plans to pre-fund
certain obligations. We may be required or we may opt to make additional contributions to some pension plans in the future and the amounts of any such contributions may be material. In 2020, we amended our U.S. pension plan to freeze service accruals effective on January 1, 2023.
Valuations of obligations for material plans are determined by independent actuaries and require assumptions in respect of future compensation levels, expected mortality, inflation and medical cost trends, along with the discount rates used to measure obligations. These assumptions are reviewed annually. While we believe that these assumptions are appropriate given current economic conditions, significant differences in actual experience or significant changes in assumptions may materially affect our valuations of pension obligations and related future expenses. In addition, the performance of equity and fixed income markets, which may be influenced by general economic conditions, including interest rates, inflation and currency exchange rates, may impact the funding level of our funded plans and required contributions.
Corporate Structure Risks
Woodbridge controls our company and is in a position to affect our governance and operations.
Woodbridge beneficially owned approximately 67% of our common shares as of March 2, 2022. For so long as Woodbridge maintains its controlling interest in our company, it will generally be able to approve matters submitted to a majority vote of our shareholders without the consent of other shareholders, including, among other things, the election of our Board. In addition, Woodbridge may be able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of our assets, our access to capital markets, the payment of dividends and any change of control of our company, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for our shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our shares. For additional information, please see the “Executive Officers and Directors – Woodbridge” section of this annual report.
Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company and may be in a position to affect our governance and management.
Thomson Reuters Founders Share Company was established to safeguard the Thomson Reuters Trust Principles, including the integrity, independence and freedom from bias in the gathering and dissemination of information and news. The Thomson Reuters Founders Share Company holds a Thomson Reuters Founders Share in our company. The interest of the Thomson Reuters Founders Share Company in safeguarding the Trust Principles may conflict with our other business objectives, impose additional costs or burdens on us or otherwise affect our management and governance. In addition, the Founders Share enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters threaten the Trust Principles. As a result, the Thomson Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of our company in the future. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent. The effect of the rights of the Thomson Reuters Founders Share Company may be to limit the price that investors are willing to pay for our shares. For additional information, please see the “Additional Information – Material Contracts” section of this annual report.

Thomson Reuters Annual Report 2021

Management’s Discussion and Analysis
This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed in the last two years, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our 2021 and 2020 annual consolidated financial statements. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our two-year
Outlook, including forecasted impacts associated with our Change Program, and our expectations related to general economic conditions (including the impact of the
COVID-19
pandemic on the U.S. and global economies) and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of March 2, 2022.

We have organized our management’s discussion and analysis in the following key sections:

Executive Summary – an overview of our business and key financial highlights	32

Sale of Refinitiv to LSEG – a discussion of the sale of the Refinitiv business to LSEG and our current ownership interest in LSEG	38

Results of Operations – a comparison of our current and prior-year results	39

Liquidity and Capital Resources – a discussion of our cash flow and debt	51

Outlook – trends, priorities (including a discussion of our Change Program) and our updated two-year financial Outlook, including material assumptions and material risks	59

Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge) and other related parties	63

Subsequent Events – a discussion of material events occurring after December 31, 2021 and through the date of this management’s discussion and analysis	64

Changes in Accounting Policies – a discussion of changes in our accounting policies	64

Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	65

Additional Information – other required disclosures	65

Appendix – supplemental information	67
Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.
Basis of Presentation
We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).
Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Thomson Reuters Annual Report 2021

Use of
Non-IFRS
Financial Measures
In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS
basis. We use
non-IFRS
financial measures, which include ratios that incorporate one or more non-IFRS
financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business Outlook. We believe non-IFRS
financial measures provide more insight into our performance.
Non-IFRS
financial measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.
See Appendix A of this management’s discussion and analysis for a description of our non-IFRS
financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendices B and D for reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS measures.
Executive Summary
Our Company
Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.
We are organized as five reportable segments supported by a corporate center:

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-enabled technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial, and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of LSEG.

Global Print Provides legal and tax information, primarily in print format, to customers around the world.
Our corporate center centrally manages commercial and technology operations, including those around our sales capabilities, digital customer experience and product and content development. Our corporate center also centrally manages functions such as finance, legal and human resources. Costs associated with our Change Program, are reported within our corporate center.

Thomson Reuters Annual Report 2021

Our Business Model and Key Operating Characteristics
We derive most of our revenues from selling information and software solutions, primarily electronically and on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.
Some of our key business and operating characteristics are:

Attractive Industry

•
   Currently our “Big 3” operate in an estimated $29 billion market segment expected to grow between 6% and 9% over the next 5 years

•
   Legal, Tax & Government market segments prime for content-driven innovation

Balanced and Diversified Leadership

•
   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•
   Resilient businesses, historically stable, which has been affirmed by our performance during the
COVID-19
pandemic

•
   Approximately 500,000 customers; largest customer is approximately 3% of revenues (excluding the news and editorial contract with Refinitiv*)
Attractive Business Model • 79% of revenues are recurring • 90% of revenues are from products delivered electronically, or as software and services • Strong and consistent cash generation capabilities
Strong Competitive Positioning

•
   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•
   Products deeply embedded in customers’ daily workflows

•
   91% retention rate

Disciplined Financial Policies

•
   Focused and incentivized on organic revenue growth and free cash flow growth

•
   Balance investing in business and returning capital to shareholders

•
   Committed to maintaining investment grade rating with stable capital structure

•
   Significant potential capital capacity over the next four years affords optionality

All revenue information reflected above is based on our 2021 full-year results.

*	The news and editorial contract with the Refinitiv business of LSEG represented approximately 5% of our 2021 revenues.

Thomson Reuters Annual Report 2021

Revenues by type

Recurring revenues
primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. Our products are generally provided under subscription arrangements that have terms ranging from one to five years, which most customers renew at the end of each term. Because most of our revenues are recurring, we believe that our revenue patterns are generally more stable compared to other businesses that primarily sell products in discrete or one-off
arrangements. However, as we generally recognize recurring revenues ratably over the contract term, there is a lag in realizing the impact of current sales or cancellations in our reported revenues. As a result, our revenues are typically slower to decline when economic conditions worsen, but slower to return to growth when economic activity improves, compared to other businesses that are not subscription-based.

Transactions revenues
include volume-based fees related to online searches, fees from software licenses and professional fees from service and consulting arrangements. Transactions revenues are recognized primarily at a point in time and, based on their type, can fluctuate significantly from period to period.

Global Print revenues
consist of fees for content that is delivered primarily in traditional paper format. While revenues from our print business are meaningful, we expect them to continue to decline each year, as more customers increasingly prefer online products. Print revenues are recognized at the point of shipment or, if sold under a subscription arrangement, ratably over the contract term.

Revenues by geography

In 2021, we earned 73% of our revenues in the U.S. We also operate regional teams outside of the U.S., including in emerging markets, where we serve regional customers by either modifying existing products and services for their needs or developing specific products for the local market. Changes in foreign currency exchange rates relative to our business outside the U.S. may cause variation in our revenue performance from period to period. In 2021, changes in foreign exchange rates increased our revenues by 1% compared to the prior year.

Expenses

Most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable and our adjusted EBITDA margin increases. Likewise, when our revenues decline, we become less profitable and our adjusted EBITDA margin decreases. However, the full impact of incremental revenues is not always reflected in our profitability as we reinvest in our business. In 2021, staff costs, which are largely comprised of salaries, performance bonuses, commissions, benefits and share-based compensation, comprised 62% of our total expenses. Approximately 69% of our 2021 operating expenses were denominated in U.S. dollars with the balance denominated in currencies other than the U.S. dollar. In 2021, changes in foreign exchange rates increased our expenses by 1% compared to the prior year.

In 2021, we incurred significant expenses associated with our Change Program to transition our company from a holding company to an operating company and from a content provider to a content-driven technology company. Our corporate costs within adjusted EBITDA included $183 million related to these efforts, and we expect to incur additional costs of between $160 million and $200 million in 2022.

Thomson Reuters Annual Report 2021

2021 Financial Highlights and Key Accomplishments
In 2021, we met or exceeded each of the performance metrics in our business Outlook, which we initially communicated in February 2021 and updated in November 2021. Our revenues increased 6%, of which 5% was organic, reflecting sustained momentum throughout the year. Despite the negative impacts to the global economy from the COVID-19 pandemic since March 2020, the professional markets we serve have been resilient and continue to grow. A significant global shift by our customers to upgrade their legal, tax and risk, fraud and compliance products has contributed to this growth. We believe that our revenue performance demonstrates that our information, services and software solutions are well suited to enable our customers to effectively serve their clients in a rapidly changing and complex digital world. We also believe that our revenue performance reflects the confidence of our customers in their own prospects.
We completed the first year of our
two-year
Change Program, which we announced in February 2021, to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. We achieved $217 million of run-rate
savings, which represents
one-third
of our $600 million target, and we remain on track to achieve our overall objectives for this program. Refer to the “Change Program” section below for additional information.
We generated net cash from our operating activities and free cash flow of $1.8 billion and $1.3 billion, respectively. We returned $2.2 billion to our shareholders through dividends and repurchases of our common shares.
On January 29, 2021, we and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all share transaction. As of March 2, 2022, we indirectly owned approximately 72.4 million LSEG shares, which had a market value of approximately $6.2 billion based on LSEG’s closing share price on that date. We expect to monetize our interest in LSEG over time to provide us with further options for investment and returns to shareholders.
Two-Year
Updated Outlook and Dividend Increase
On February 8, 2022, we raised our full-year 2022 and 2023 financial Outlook for revenue growth, adjusted EBITDA margin and free cash flow, compared to the Outlook we provided in February 2021, reflecting the confidence we have in the trajectory of our business. Refer to the “Outlook” section of this management’s discussion and analysis for additional information.
On February 8, 2022, we also announced a 10% or $0.16 per share annualized increase in our dividend to $1.78 per common share, representing the 29th consecutive annual increase and the largest increase since 2008.
Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency
IFRS Financial Measures
Revenues	6,348	5,984	6%
Operating profit	1,242	1,929	(36%)
Diluted EPS	$11.50	$2.25	n/m
Net cash provided by operating activities	1,773	1,745	2%

Non-IFRS Financial Measures (1)
Revenues	6,348	5,984	6%	5%
Organic revenue growth				5%
Adjusted EBITDA	1,970	1,975	-	(1%)
Adjusted EBITDA margin	31.0%	33.0%	(200)bp	(190)bp
Adjusted EPS	$1.95	$1.85	5%	5%
Free cash flow	1,256	1,330	(6%)
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.

Thomson Reuters Annual Report 2021

“Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency
Non-IFRS Financial Measures (1)
Revenues	5,067	4,738	7%	6%
Organic revenue growth				6%
Adjusted EBITDA	1,966	1,791	10%	9%
Adjusted EBITDA margin	38.8%	37.8%	100bp	90bp
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Revenues
increased 6% in total, driven by growth across four of our five business segments and a 1% favorable impact from foreign currency. Revenues increased 5% on both a constant currency and organic basis, due to 5% growth in recurring revenues (79% of our revenues) and 13% growth in transactions revenues. Global Print revenues declined 3%.
Revenues for our “Big 3” segments (80% of total revenues) increased 7% in total and 6% on both a constant currency and organic basis. The increase in organic revenues was driven by 6% growth in recurring revenues (88% of “Big 3” revenues) and 8% growth in transactions revenues.
Operating profit
declined 36% primarily because the prior year included significant gains from the sale of an investment and from an amendment to a pension plan. Adjusted EBITDA, which excludes the gains from the sale of the investment and the pension plan amendment among other items, was essentially unchanged and the related margin declined, as higher revenues were offset by higher costs, which included investments associated with our Change Program and higher performance bonus expense. Adjusted EBITDA margin was negatively impacted by 290bp due to Change Program costs.
Diluted EPS
increased to $11.50 per share from $2.25 per share in the prior year due to the gain on the sale of Refinitiv to LSEG in January 2021. Adjusted EPS, which excludes the gain on the sale of Refinitiv and other adjustments, increased to $1.95 per share from $1.85 per share in the prior year, primarily due to lower depreciation and software amortization and lower income tax expense.
Net cash provided by operating activities
increased as higher revenues more than offset higher tax payments and expenses, which included Change Program costs. Free cash flow decreased as higher cash flows from operating activities were more than offset by a prior-year benefit from the proceeds associated with the sale of real estate.

Thomson Reuters Annual Report 2021

The table below compares our actual performance (before currency) to our updated Outlook, which includes non-IFRS
financial measures. We met or exceeded each of the performance metrics in our updated 2021 full-year business Outlook that was communicated on November 2, 2021. Our updated full-year 2021 Outlook assumed constant currency rates relative to 2020 and included the impact of the Change Program and closed acquisitions and dispositions.

Total Thomson Reuters	November 2, 2021 Updated Outlook	2021 Actual Performance (Before currency) (1)
Revenue growth	4.5% - 5.0%	5.3%
Organic revenue growth (2)	4.5% - 5.0%	5.2%
Adjusted EBITDA margin (2)	31% - 32%	31.3%
Corporate costs	$305 million - $330 million	$319 million
Core corporate costs	$130 million - $140 million	$137 million
Change Program operating expenses	$175 million - $190 million	$182 million
Free cash flow (2)	Approximately $1.2 billion	$1.3 billion
Accrued capital expenditures as a percentage of revenues (2)	9.0% - 9.5%	8.6%
Change Program accrued capital expenditures	$115 million - $130 million	$112 million
Depreciation and amortization of computer software	$650 million - $675 million	$647 million
Interest expense	$190 million - $210 million	$196 million
Effective tax rate on adjusted earnings (2)(3)	14% - 16%	13.9%

“Big 3” (2)	November 2, 2021 Updated Outlook	2021 Actual Performance (Before currency) (1)
Revenue Growth	Approximately 6.0%	6.2%
Organic revenue growth	Approximately 6.0%	6.2%
Adjusted EBITDA margin	Approximately 39%	38.8%
(1) Our 2021 performance (before currency) was measured in constant currency rates relative to 2020, except for the 2021 free cash flow performance which was reflected at actual rates.
(2)
Non-IFRS
financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
(3) Refer to the “Tax Expense” section within the “Results of Operations” section of this management’s discussion and analysis for additional information about this calculation.
Change Program
In 2021, we completed the first year of our
two-year
Change Program, which is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.
The objectives of our Change Program are to:

•	Make it easier for our customers to do business with us;

•	Significantly modernize and simplify our product portfolio and product development groups;

•	Reduce complexity in our operations and technology organization; and

•	Continue to simplify our organizational structure to enable a more innovative culture.

Thomson Reuters Annual Report 2021

In 2021, we invested $295 million ($183 million of operating expenses and $112 million of accrued capital expenditures) on technology, organizational and market-related initiatives. We supplemented our existing teams with experienced talent to strengthen skill sets across product development, digital, technology, strategy and change management. We continued to migrate more of our revenue to cloud solutions and increased the proportion of sales we make through our digital channel. We improved our customers’ experience interacting with us, and we combined our product, content and editorial efforts to improve how we deliver products to our customers and to drive efficiencies. We also reduced our global footprint of office locations and call centers. We achieved $217 million of annualized run-rate
operating expense savings, which exceeded the $200 million of Change Program-related run-rate
savings we expected to achieve by the end of 2021.
Please see the “Outlook” section of this management’s discussion and analysis for a further discussion about the priorities associated with our Change Program and the financial benefits we believe will result from these initiatives. Additional information regarding the Change Program is also set forth in the “Business” section of this annual report.
Acquisitions and Dispositions
Acquisitions.
We did not acquire any businesses in 2021. In 2020, we acquired Pondera Solutions and CaseLines, now known as Case Center, which became part of our Legal Professionals segment. Note 29 of our 2021 annual consolidated financial statements provides further information about these businesses.
We expect that acquisitions will continue to play an important role in our strategy and we may make tactical acquisitions from time to time that we believe will strengthen our positions in key growth segments. Generally, the businesses we acquire initially have lower margins than our existing businesses, largely reflecting the costs of integration. In 2021, we launched our new TR Ventures Fund, which plans to invest up to $100 million in investments to support companies that are building innovations to allow professionals to operate more productively and with greater insights.
Dispositions.
To ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we may sell businesses or investments from time to time. Our company and private equity funds affiliated with Blackstone sold Refinitiv to LSEG on January 29, 2021. In 2020, we sold an investment for proceeds of $367 million, net of taxes paid.
Sale of Refinitiv to LSEG
In January 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all-share
transaction. As of March 2, 2022, we indirectly owned approximately 72.4 million LSEG shares with a market value of approximately $6.2 billion based on LSEG’s closing share price on that day. We hold our LSEG shares through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. As of March 2, 2022, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). We owned 42.82% of YPL as of March 2, 2022.
Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up
for their LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third
of the LSEG shares that were issued. The
lock-up
arrangement will terminate on January 29, 2025. The ability of current LSEG and former members of Refinitiv senior management to sell shares held by them is also subject to certain restrictions.
Reuters News’
30-year
agreement to supply news and editorial content to LSEG’s Refinitiv business continues under the same terms and conditions and is scheduled to run to 2048.

Thomson Reuters Annual Report 2021

Results of Operations
Consolidated Results

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency

IFRS Financial Measures
Revenues	6,348	5,984	6%
Operating profit	1,242	1,929	(36%)
Diluted EPS	$11.50	$2.25	n/m
Non-IFRS Financial Measures
Revenues	6,348	5,984	6%	5%
Organic revenue growth				5%
Adjusted EBITDA	1,970	1,975	-	(1%)
Adjusted EBITDA margin	31.0%	33.0%	(200)bp	(190)bp
Adjusted EBITDA less accrued capital expenditures (1)	1,429	1,508	(5%)
Adjusted EBITDA less accrued capital expenditures margin (1)	22.5%	25.2%	(270)bp
Adjusted EPS	$1.95	$1.85	5%	5%
“Big 3” Segments – Legal Professionals, Corporates and Tax & Accounting Professionals Combined

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency
Non-IFRS Financial Measures
Revenues	5,067	4,738	7%	6%
Organic revenue growth				6%
Adjusted EBITDA	1,966	1,791	10%	9%
Adjusted EBITDA margin	38.8%	37.8%	100bp	90bp
(1) As of December 31, 2021, we changed the basis for reporting capital expenditures. Prior period amounts have been revised to reflect the change. Refer to Appendix A of this management’s discussion and analysis for additional information.
Revenues

	Year ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	5,050	4,758	6%	5%	5%
Transactions revenues	691	608	14%	13%	13%
Global Print revenues	609	620	(2%)	(3%)	(3%)
Eliminations/Rounding	(2)	(2)
Revenues	6,348	5,984	6%	5%	5%
Revenues increased 6% in total and 5% on both a constant currency and organic basis. The increase in organic revenues was driven by 5% growth in recurring revenues (79% of total revenues). Transactions revenues grew 13% as Reuters News benefited from a favorable comparison to the prior year, when the early stages of the
COVID-19
pandemic negatively impacted its results. Global Print revenues declined 3%.

Thomson Reuters Annual Report 2021

Revenues for our “Big 3” segments (80% of total revenues) increased 7% in total and 6% on both a constant currency and organic basis. The increase in organic revenues was driven by 6% growth in recurring revenues (88% of “Big 3” revenues) and 8% growth in transactions revenues.
Foreign currency favorably impacted revenue growth due to the weakening of the U.S. dollar against most major currencies, including the British pound sterling, Euro, Canadian dollar and Australian dollar, which more than offset the strengthening of the U.S. dollar against the Argentine peso and the Brazilian real, compared to the prior year.
Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures
Operating profit declined 36% primarily because the prior year included significant gains from the sale of an investment and from an amendment to a pension plan.
Adjusted EBITDA, which excludes the gains from the sale of the investment and the pension plan amendment among other items, was essentially unchanged and the related margin declined, as higher revenues were offset by higher costs, which included investments associated with our Change Program and higher performance bonus expense. Adjusted EBITDA margin was negatively impacted by 290bp due to Change Program costs. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 10bp.
Adjusted EBITDA less accrued capital expenditures and the related margin decreased due to higher accrued capital expenditures.
Operating expenses

	Year ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Constant Currency
Operating expenses	4,370	3,999	9%	8%
Operating expenses increased in total and on a constant currency basis. Higher operating expenses reflected $183 million of Change Program costs in 2021, as well as higher performance bonus expense. Change Program spending included severance as well as costs related to technology and market initiatives. The weakening of the U.S. dollar against most major currencies contributed to the increase in total expenses.
Depreciation and amortization

	Year ended December 31,

(millions of U.S. dollars)	2021	2020	Change

Depreciation	177	184	(4%)
Amortization of computer software	474	485	(2%)
Subtotal	651	669	(3%)
Amortization of other identifiable intangible assets	119	123	(4%)

•
Depreciation and amortization of computer software on a combined basis decreased primarily because the prior year included write-downs of certain software that we stopped using as well as the write-downs of assets associated with real estate leases that we vacated.

•	Amortization of other identifiable intangible assets decreased as the completion of amortization of assets acquired in previous years more than offset expenses associated with recent acquisitions.

Thomson Reuters Annual Report 2021

Other operating gains, net

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Other operating gains, net	34	736
In 2021, other operating gains, net, included a $9 million benefit from the revaluation of warrants that we previously held in Refinitiv, income related to a license that allows LSEG’s Refinitiv business to use the “Reuters” mark to brand its products and services and a gain on the sale of a business.
In 2020, other operating gains, net, included an $82 million benefit from the revaluation of warrants that we previously held in Refinitiv, a gain of $472 million related to the sale of an equity method investment, a $119 million gain from an amendment to the Company’s U.S. pension plan and income related to the license for the “Reuters” mark referred to above.
Net interest expense

	Year ended December 31,

(millions of U.S. dollars)	2021	2020	Change
Net interest expense	196	195	1%
Net interest expense increased slightly due to higher interest associated with the issuance of C$1.4 billion (approximately US$1.0 billion) five-year notes in May 2020 and lower interest income, which more than offset lower interest costs on our net pension obligations.
Other finance income

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Other finance income	8	30
In both periods, other finance income included gains from fluctuations of foreign currency exchange rates on certain intercompany funding arrangements. The 2021 period included losses associated with foreign exchange contracts related to a portion of our indirect investment in LSEG, which is denominated in British pounds sterling. The 2020 period also included gains associated with foreign exchange contracts and the ineffective portion of cash flow hedges. Refer to the “Risk Management” section of this management discussion and analysis for a discussion on how we manage and mitigate our foreign currency risks.
Share of
post-tax
earnings (losses) in equity method investments

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
YPL (formerly Refinitiv Holdings Ltd.)	6,233	(554)
Other equity method investments	7	10
Share of post-tax earnings (losses) in equity method investments	6,240	(544)
We account for our investment in LSEG at fair value based on the share price of LSEG within “Share of post-tax
earnings (losses) in equity method investments” in the consolidated income statement. The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value. LSEG dividends distributed to our company from YPL were presented in “Net cash used in investing activities” within the consolidated statement of cash flow.

Thomson Reuters Annual Report 2021

In 2021, our share of
post-tax
earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv and $75 million of dividend income from our LSEG investment, which were partly offset by a $1,749 million decline in the value of our LSEG investment after the sale and $168 million of post-tax
losses related to the Refinitiv operations prior to the sale.
We expect to receive $75 million in dividends from LSEG in 2022, based on LSEG’s current annual dividend payout.
Tax expense

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Tax expense	1,607	71
Our effective income tax rate on earnings from continuing operations was 22.0% compared to 5.8% in 2020. The increase was driven by tax expense associated with the sale of Refinitiv to LSEG. The comparison was further impacted as 2020 included $138 million of tax benefits to recognize deferred tax assets that arose in prior years in various subsidiaries outside the U.S. The deferred tax assets recognized in 2020 were almost entirely related to tax losses and other tax attributes in subsidiaries that have experienced improved profitability during 2020 and that projected future taxable profits sufficient to utilize these deferred tax assets. These tax losses and other tax attributes can be carried forward indefinitely. Tax expense for each period includes $21 million of benefits from the reversal of reserves for uncertain tax positions attributable to prior tax years.
The comparability of our tax expense was further impacted by various transactions and accounting adjustments during each year. In each year, the tax expense reflected the mix of taxing jurisdictions in which pre-tax
profits and losses were recognized. The following table sets forth certain components within income tax expense that impact comparability from year to year, including tax (benefit) expense associated with items that are removed from adjusted earnings:

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Tax (benefit) expense
Tax items impacting comparability:
Corporate tax laws and rates (1)	(17)	-
Deferred tax adjustments (2)	(7)	(136)
Subtotal	(24)	(136)
Tax related to:
Amortization of other identifiable intangible assets	(26)	(23)
Share of post-tax earnings (losses) in equity method investments (3)	1,497	(134)
Other operating gains, net (4)	9	175
Other items	(5)	1
Subtotal	1,475	19
Total	1,451	(117)
(1) In 2021, this amount included changes in deferred tax assets due to changes in foreign tax rates.
(2) Relates primarily to the recognition of deferred tax assets that arose in prior years and adjustments required due to disposals and acquisitions.
(3) In 2021, virtually all relates to our investment in LSEG, including the gain on sale.
(4) In 2020, primarily relates to a taxable gain that arose on the sale of a non-strategic
equity investment, as well as deferred tax related to a pension revaluation gain. In both years, the amount includes deferred tax on the revaluation of Refinitiv warrants.

Thomson Reuters Annual Report 2021

Because the items described above impact the comparability of our tax expense for each year, we remove them from our calculation of adjusted earnings, along with the pre-tax
items to which they relate. The computation of our adjusted tax expense is set forth below:

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Tax expense	1,607	71
Remove: Items from above impacting comparability	(1,451)	117
Total tax expense on adjusted earnings	156	188
Our 2021 effective tax rate on adjusted earnings
(1)
was 13.9% (2020 – 16.9%). On an adjusted earnings basis, our effective income tax rates in both years were lower than the Canadian corporate income tax rate of 26.5%. The difference is primarily attributable to lower tax rates and differing tax rules applicable to certain of our operating and financing subsidiaries outside of Canada. As a global company, our income taxes depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate.
(1)
Non-IFRS
financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Because of the requirements of income tax accounting under IFRS, income tax expense can differ significantly from taxes paid in any reporting period. We paid income taxes from net earnings on our worldwide business as follows:

	Year ended December 31,

Income taxes paid (received) (millions of U.S. dollars)	2021	2020
Operating activities – continuing operations	172	52
Operating activities – discontinued operations	2	(2)
Investing activities – continuing operations	850	114
Investing activities – discontinued operations	42	-
Total income taxes paid	1,066	164
In January 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all-share
transaction from which we recognized a gain of $8,075 million. The transaction was predominantly tax deferred for our company except for $627 million that was paid in 2021. In March 2021, as permitted under a lock-up
exception, approximately 10.1 million of our LSEG shares were sold for pre-tax
net proceeds of $994 million. Out of these proceeds, we paid $223 million of tax on the sale of the shares and $627 million on taxes due on the LSEG transaction. The total associated tax payments of $850 million were reflected in “Investing activities – continuing operations” above.
Our effective tax rate and our cash tax cost in the future will depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which we operate. Our effective tax rate will be dependent upon tax laws and conventions remaining unchanged or favorable to our company, as well as the geographic mix of our profits. See the “Liquidity and Capital Resources — Contingencies” section of this management’s discussion and analysis for further discussion of income tax liabilities.
Results of Discontinued Operations
Earnings (loss) from discontinued operations, net of tax, included the following:

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Earnings (loss) from discontinued operations, net of tax	2	(27)

Thomson Reuters Annual Report 2021

Earnings (loss) from discontinued operations, net of tax, included residual income and expenses related to our former F&R business. The results included tax benefits of $10 million and $15 million in 2021 and 2020, respectively, related to the reversal of tax reserves no longer required due to the expiration of statutes of limitation.
Net earnings and diluted EPS

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2021	2020	Change
Net earnings	5,689	1,122	n/m
Diluted EPS	$11.50	$2.25	n/m
Net earnings and diluted EPS increased due to the gain on sale of Refinitiv to LSEG in January 2021.
Adjusted earnings and adjusted EPS

	Year ended December 31,

			Change

(millions of U.S. dollars, except per share amounts)	2021	2020	Total	Constant Currency
Adjusted earnings	965	921	5%
Adjusted EPS	$1.95	$1.85	5%	5%
Adjusted earnings and the related per share amount increased primarily due to lower depreciation and software amortization, and lower income tax expense.
Segment Results
The following is a discussion of our five reportable segments and our Corporate costs. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.
Legal Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	2,523	2,367	7%	6%	5%
Transactions revenues	189	168	13%	11%	12%
Revenues	2,712	2,535	7%	6%	6%
Segment adjusted EBITDA	1,091	1,001	9%	7%
Segment adjusted EBITDA margin	40.2%	39.5%	70bp	50bp
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was due to growth in recurring revenues (93% of the Legal Professionals segment) and in transactions revenues (7% of the Legal Professionals segment). The segment’s Government business grew 9% organically, contributing to both recurring and transactions revenue growth. Additionally, the increase in recurring revenues on an organic basis was driven by Westlaw Edge, Practical Law and FindLaw, as well as the segment’s businesses in Canada, Europe and Latin America. The increase in transactions revenues on an organic basis was also driven by Elite.
Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, which included higher performance bonus expense. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.

Thomson Reuters Annual Report 2021

Corporates

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	1,218	1,143	7%	6%	6%
Transactions revenues	231	224	3%	3%	3%
Revenues	1,449	1,367	6%	5%	5%
Segment adjusted EBITDA	502	460	9%	9%
Segment adjusted EBITDA margin	34.6%	33.7%	90bp	100bp
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was primarily due to growth in recurring revenues (84% of the Corporates segment) driven by Practical Law, Indirect Tax, CLEAR and Legal software, as well as the segment’s businesses in Latin America. Transactions revenues (16% of the Corporates segment) increased 3% on an organic basis.
Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, which included higher performance bonus expense. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.
Tax & Accounting Professionals

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	733	682	8%	8%	8%
Transactions revenues	173	154	12%	12%	12%
Revenues	906	836	8%	9%	9%
Segment adjusted EBITDA	373	330	13%	13%
Segment adjusted EBITDA margin	41.1%	39.5%	160bp	170bp
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was due to growth in recurring revenues (81% of the Tax & Accounting Professionals segment) driven by Audit Solutions, Tax Compliance and the segment’s businesses in Latin America. The increase in transactions revenues (19% of the Tax & Accounting Professionals segment) included growth in the Confirmation business.
Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, which included higher performance bonus expense. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.

Thomson Reuters Annual Report 2021

Reuters News

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Recurring revenues	576	566	2%	1%	1%
Transactions revenues	98	62	57%	55%	55%
Revenues	674	628	7%	7%	7%
Segment adjusted EBITDA	103	73	40%	51%
Segment adjusted EBITDA margin	15.2%	11.7%	350bp	500bp
Revenues increased in total, constant currency and on an organic basis driven by growth across all the segment’s businesses. The increase in transactions revenues included growth in Reuters Events, which continues to recover from the negative impact from
COVID-19
in 2020 due to the cancellation of
in-person
events. In 2021, the business held nearly all its events virtually, while it continues to assess when it can resume a full in-person
event schedule based on local health guidelines and feedback from customers.
Reuters News and LSEG’s Refinitiv business have an agreement pursuant to which Reuters News supplies news and editorial content to Refinitiv for a minimum amount of revenue through October 1, 2048. In 2021, we recorded $339 million (2020—$336 million) of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates.
Segment adjusted EBITDA and the related margin increased primarily due to higher revenues. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 150bp.
Global Print

	Year ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Revenues	609	620	(2%)	(3%)	(3%)
Segment adjusted EBITDA	226	242	(7%)	(8%)
Segment adjusted EBITDA margin	37.1%	39.0%	(190)bp	(210)bp
Revenues decreased in total, constant currency, and on an organic basis. The declines were less than the 4% to 6% decline we expected as the business benefited from an increase in third-party revenues for printing services and the gradual return to office by its customers.
Segment adjusted EBITDA and the related margin decreased due to lower revenues. The decrease in margins also reflected the dilutive impact of lower margin third-party print revenues. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.
Corporate costs

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Corporate costs	325	131
Corporate costs increased primarily due to $183 million of Change Program expenses.

Thomson Reuters Annual Report 2021

Review of Fourth-Quarter Results
Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The seasonality of our expenses and operating profit were impacted in 2021 by the timing of significant Change Program costs. The seasonality of our revenues and expenses was impacted by
COVID-19
in 2020.
Consolidated Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except per share amounts and margins)	2021	2020	Total	Constant Currency

IFRS Financial Measures

Revenues	1,710	1,616	6%

Operating profit	257	956	(73%)

Net (loss) earnings	(175)	562	n/m

Diluted (loss) earnings per share	$(0.36)	$1.13	n/m

Net cash provided by operating activities	397	566	(30%)

Net cash (used in) provided by investing activities	(299)	266	n/m

Net cash used in financing activities	(829)	(201)	312%

Non-IFRS Financial Measures (1)

Revenues	1,710	1,616	6%	6%

Organic revenue growth				6%

Adjusted EBITDA	452	525	(14%)	(14%)

Adjusted EBITDA margin	26.4%	32.5%	(610)bp	(610)bp

Adjusted EBITDA less accrued capital expenditures	275	409	(33%)

Adjusted EBITDA less accrued capital expenditures margin	16.1%	25.3%	(920)bp

Adjusted earnings	210	269	(22%)

Adjusted EPS	$0.43	$0.54	(20%)	(20%)

Free cash flow	255	449	(43%)
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Revenues
Revenues increased 6% in total, in constant currency and on an organic basis. The increase in revenues on an organic basis was driven by 6% growth in recurring revenues (80% of total revenues) as well as 16% growth in transactions revenues. Global Print revenues declined 4%.
Revenues for our “Big 3” segments increased 6% in total and 7% on both a constant currency and organic basis. The increase in organic revenues was driven by 7% growth in recurring revenues (91% of “Big 3” revenues) and 6% growth in transactions revenues.

Thomson Reuters Annual Report 2021

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures
Operating profit decreased primarily because the prior-year period included significant gains from the sale of an investment and from an amendment to a pension plan. Additionally, higher revenues were more than offset by higher costs, primarily related to investments associated with the Change Program and higher performance bonus expense.
Adjusted EBITDA and the related margin, which excludes the gains from the sale of the investment and the pension plan amendment among other items, decreased as higher revenues were more than offset by higher costs, including the Change Program, which negatively impacted the margin by 470bp.
Adjusted EBITDA less accrued capital expenditures and the related margin decreased due to lower adjusted EBITDA and higher accrued capital expenditures.
Net (loss) earnings and diluted (loss) earnings per share
The net loss and the diluted loss per share in 2021 were due to a decrease in value of our LSEG investment.
Adjusted earnings and adjusted EPS
Adjusted earnings and the related per share amount, which excludes the change in value of our LSEG investment as well as other adjustments, decreased due to lower adjusted EBITDA.
Net cash provided by operating activities
Net cash provided by operating activities decreased as higher revenues were more than offset by higher expenses, which included Change Program costs, and unfavorable movements in working capital. In the fourth quarter of 2021, we repaid $48 million of the employer’s portion of 2020 payroll-related taxes, which we had previously deferred under the CARES Act in the U.S.
Net cash (used in) provided by investing activities
In 2021, net cash used in investing activities included $188 million of taxes paid related to the sale of Refinitiv and the subsequent sale of LSEG shares. Capital expenditures were $123 million. In 2020, net cash provided by investing activities reflected proceeds of $367 million, net of tax paid, from the sale of an investment, which more than offset $100 million of capital expenditures.
Net cash used in financing activities
Net cash used in financing activities increased in 2021 due to $597 million in share repurchases. Both periods included dividends paid to our common shareholders.
Free cash flow
Free cash flow decreased due to lower cash flow from operating activities.

Thomson Reuters Annual Report 2021

Segment Results

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins)	2021	2020	Total	Constant Currency	Organic
Revenues

Legal Professionals	689	653	5%	5%	6%

Corporates	361	338	7%	7%	7%

Tax & Accounting Professionals	309	285	9%	9%	9%

“Big 3” Segments Combined	1,359	1,276	6%	7%	7%

Reuters News	182	164	11%	12%	12%

Global Print	170	177	(4%)	(4%)	(4%)

Eliminations/ Rounding	(1)	(1)

Revenues	1,710	1,616	6%	6%	6%

Adjusted EBITDA

Legal Professionals	239	245	(3%)	(2%)

Corporates	95	105	(10%)	(10%)

Tax & Accounting Professionals	154	145	6%	7%

“Big 3” Segments Combined	488	495	(2%)	(1%)

Reuters News	15	6	139%	107%

Global Print	61	61	–	(1%)

Corporate costs	(112)	(37)	n/a	n/a

Adjusted EBITDA	452	525	(14%)	(14%)

Adjusted EBITDA margin

Legal Professionals	34.5%	37.5%	(300)bp	(270)bp

Corporates	26.3%	31.1%	(480)bp	(480)bp

Tax & Accounting Professionals	49.8%	51.1%	(130)bp	(120)bp

“Big 3” Segments Combined	35.8%	38.8%	(300)bp	(280)bp

Reuters News	8.3%	3.9%	440bp	450bp

Global Print	35.9%	34.6%	130bp	110bp

Corporate costs	n/a	n/a	n/a	n/a

Adjusted EBITDA margin	26.4%	32.5%	(610)bp	(610)bp
Legal Professionals
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was due to 6% growth in both recurring revenues (93% of the Legal Professionals segment) and in transactions revenues (7% of the Legal Professionals segment). The segment’s Government business grew 7% organically, contributing to both recurring and transactions revenue growth. Additionally, the increase in recurring revenues on an organic basis was driven by Westlaw Edge, Practical Law, Elite and FindLaw, as well as the segment’s businesses in Canada, Europe and Latin America. The increase in transactions revenues on an organic basis was also driven by Elite and its businesses in Asia and emerging markets region.
Segment adjusted EBITDA and the related margin decreased as higher expenses, which included higher performance bonus expense, more than offset higher revenues. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 30bp.

Thomson Reuters Annual Report 2021

Corporates
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was primarily due to 7% growth in recurring revenues (87% of the Corporates segment) driven by Practical Law, Indirect Tax, CLEAR and Legal software, as well as the segment’s businesses in Latin America. Transactions revenues (13% of the Corporates segment) increased 4% on an organic basis.
Segment adjusted EBITDA and the related margin decreased as higher expenses, which included higher performance bonus expense, more than offset higher revenues. Foreign currency had no impact on the year-over-year change in segment adjusted EBITDA.
Tax & Accounting Professionals
Revenues increased in total, constant currency and on an organic basis. The increase in organic revenues was due to 9% growth in recurring revenues (89% of the Tax & Accounting Professionals segment) driven by Audit Solutions, Tax Compliance and the segment’s businesses in Latin America. Transactions revenues (11% of the Tax & Accounting Professionals segment) increased 10% on an organic basis and included higher revenues from software implementation services.
Segment adjusted EBITDA increased and the related margin decreased as higher revenues more than offset higher expenses, which included higher performance bonus expense. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.
Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its segment adjusted EBITDA historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.
Reuters News
Revenues increased in total, constant currency and on an organic basis driven by growth across all the segment’s businesses. Transactions revenues increased 64% organically, and included growth in Reuters Events which continues to recover from the negative impact from
COVID-19
in 2020. Recurring revenues increased 3% on an organic basis.
Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses. Foreign currency negatively impacted the year-over-year change in segment adjusted EBITDA margin by 10bp.
Global Print
Revenues decreased in total, constant currency, and on an organic basis. The business benefited from an increase in third-party revenues for printing services and the gradual return to office by its customers.
Segment adjusted EBITDA was unchanged and the related margin increased due to favorable timing of expenses. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 20bp.
Corporate costs
Corporate costs increased primarily due to $78 million of Change Program expenses.

Thomson Reuters Annual Report 2021

Liquidity and Capital Resources
Capital Strategy
We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.
To date, we have not experienced any significant adverse impacts to our liquidity from the economic crisis caused by
COVID-19.
We continue to believe that we can weather periods of volatility that may occur due to the pandemic, other events and other macroeconomic factors, as our capital strategy approach has provided us with a strong capital structure and liquidity position. At December 31, 2021, we had $0.8 billion of cash on hand, and none of our debt securities are scheduled to mature until 2023.
We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our Outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders. In 2021, we returned a total of $2.2 billion of cash to shareholders through dividends and share repurchases. In the future, we expect that proceeds from sales of LSEG shares after the expiration of the applicable contractual lock-up
provisions will provide us with further options for investment and returns to shareholders.
Our net debt to adjusted EBITDA leverage ratio as of December 31, 2021 was approximately 1.6:1, which is lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio at December 31, 2021 was 1.5:1, which is well below the maximum leverage ratio allowed under the credit facility of 4.5:1.
We believe that our existing sources of liquidity will be sufficient to fund our expected 2022 cash requirements in the normal course of business.
Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information – Cautionary Note Concerning Factors That May Affect Future Results”.
Cash Flow
Summary of Consolidated Statement of Cash Flow

	Year ended December 31,

(millions of U.S. dollars)	2021	2020	$ Change
Net cash provided by operating activities	1,773	1,745	28
Net cash used in investing activities	(504)	(138)	(366)
Net cash used in financing activities	(2,273)	(644)	(1,629)
(Decrease) increase in cash and bank overdrafts	(1,004)	963	(1,967)
Translation adjustments	(5)	(1)	(4)
Cash and bank overdrafts at beginning of period	1,787	825	962
Cash and bank overdrafts at end of period	778	1,787	(1,009)
Non-IFRS Financial Measures (1)
Free cash flow	1,256	1,330	(74)
(1) Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
Operating activities.
Net cash provided by operating activities increased as higher revenues more than offset higher tax payments and expenses, which included Change Program costs. In 2021, we repaid $48 million of the employer’s portion of 2020 payroll-related taxes, which we had previously deferred under the CARES Act in the U.S.

Thomson Reuters Annual Report 2021

Investing activities.
In 2021, net cash used in investing activities included $850 million of taxes paid related to the sale of Refinitiv and the subsequent sale of LSEG shares. The discontinued operations portion of investing activities included $252 million of tax assessments related to our former F&R business (see the “Sale of Refinitiv to LSEG” and “Contingencies – Uncertain Tax Positions” sections of this management’s discussion and analysis). In 2021, capital expenditures were $487 million. These outflows were partly offset by $1,069 million of dividends received, which included $994 million in connection with the sale of LSEG shares and $75 million paid by LSEG.
In 2020, net cash used in investing activities included $504 million of capital expenditures and $167 million of acquisition spending, primarily for Pondera and Case Center, which were partly offset by proceeds from the sales of an investment ($367 million, net of taxes paid), and certain real estate.
Financing activities.
Net cash used in financing activities in both years was primarily comprised of returns to our common shareholders through dividends and share repurchases of $773 million (2020 – $730 million) and $1,400 million (2020 – $200 million), respectively. 2020 also included $372 million of proceeds from net borrowings of debt. Refer to the “Long-term debt”, “Dividends” and “Share repurchases” subsections below for additional information regarding our debt repayments, dividends and share repurchases.
Cash and bank overdrafts.
The decrease in cash and bank overdrafts reflects the use of cash to repurchase common shares.
Free cash flow.
Free cash flow decreased as higher cash flows from operating activities were more than offset by a prior-year benefit from the proceeds associated with the sale of real estate.
Additional information about our debt, dividends and share repurchases is as follows:

•
Commercial paper program.
Our $1.8 billion commercial paper program provides cost-effective and flexible short-term funding. There was no outstanding commercial paper at December 31, 2021 and 2020. We did not issue commercial paper in 2021. In 2020, we issued $630 million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. The commercial paper was repaid later that year, primarily from funds borrowed under our credit facility, as discussed below.

•
Credit facilities.
We have a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility at December 31, 2021 and 2020. We did not borrow under this credit facility in 2021. In 2020, we borrowed $1.0 billion under this facility of which a portion of the proceeds was used to repay commercial paper. We repaid our borrowings under the credit facility primarily with the proceeds received from our May 2020 debt issuance. Based on our current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. If our debt rating is downgraded by Moody’s or S&P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

The U.K. Financial Conduct Authority, which regulates LIBOR, phased out the majority of LIBOR rates globally at the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. In October 2021, we acknowledged with our lending group that certain LIBOR-based benchmarks to be phased out at the end of 2021 would no longer be available to us until we agree to replace them with alternative benchmarks. This change does not impact our company’s general ability to borrow under the facility, as there are adequate LIBOR benchmarks still in effect until June 2023. Except for the LIBOR-based benchmarks in our external credit facility, we have no material agreements with third parties that use or reference LIBOR as a benchmark rate which require amendment.
We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of December 31, 2021, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.5:1.

Thomson Reuters Annual Report 2021

•	Long-term debt . We did not issue notes or repay principal amounts of debt in 2021. The following table provides information regarding notes that we issued and repaid in 2020.

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2020	2.239% Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309% Notes, due 2021	C$550
January 2020	3.95% Notes, due 2021	US$139
The notes issued in May 2020 were immediately swapped into U.S. dollars and we used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under our credit facility.
In January 2020, we repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.
Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through August 6, 2022 under a base shelf prospectus. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. As of March 2, 2022, neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix H of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

•
Credit ratings.
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Positive	Stable	Stable	Stable
These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•
Dividends.
Dividends on our common shares are declared in U.S. dollars. In February 2021, we announced a $0.10 per share increase in the annualized dividend to $1.62 per common share (beginning with the common share dividend that we paid in March 2021). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend.

Thomson Reuters Annual Report 2021

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

(millions of U.S. dollars, except per share amounts)	2021	2020
Dividends declared per common share	$1.62	$1.52
Dividends declared	797	753
Dividends reinvested	(24)	(23)
Dividends paid	773	730
In February 2022, we announced a 10% or $0.16 per share increase in the annualized dividend rate to $1.78 per common share (beginning with the common share dividend that we plan to pay in March 2022). See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

•
Share repurchases – Normal Course Issuer Bid (NCIB).
We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In 2021, we repurchased approximately $1.4 billion of our common shares under an NCIB that expired on January 3, 2022.

Our expired NCIB enabled us to repurchase up to 20 million common shares at prevailing market prices in amounts and at times determined by our company. The NCIB permitted us to purchase shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we had received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchased under the NCIB were cancelled.
Details of our share repurchases are as follows:

	Year ended December 31,

	2021	2020
Share repurchases (millions of U.S. dollars)	1,400	200
Shares repurchased (number in millions)	12.8	2.6
Share repurchases – average price per share in U.S. dollars	$109.42	$78.37
Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. When we have an effective NCIB, we may elect to suspend or discontinue our share repurchases at any time, in accordance with applicable laws. In addition, when we have an effective NCIB, from time to time when we do not possess material nonpublic information about ourselves or our securities, we may enter a pre-defined
plan with our broker to allow for the repurchase of shares at times when we ordinarily would not be active in the market due to our own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered with our broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended.
Financial Position
Our total assets were $22.1 billion at December 31, 2021, compared to $17.9 billion at December 31, 2020. The increase reflected the value associated with our LSEG investment.
At December 31, 2021, our current liabilities exceeded our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Thomson Reuters Annual Report 2021

Net debt and leverage ratio of net debt to adjusted EBITDA

	December 31,

(millions of U.S. dollars)	2021	2020
Long-term indebtedness	3,786	3,772
Total debt	3,786	3,772
Swaps	(99)	(100)
Total debt after swaps	3,687	3,672
Remove fair value adjustments for hedges (1)	(10)	1
Total debt after currency hedging arrangements	3,677	3,673
Remove transaction costs, premiums or discounts included in the carrying value of debt	33	38
Add: Lease liabilities (current and non-current)	261	306
Less: cash and cash equivalents (2)	(778)	(1,787)
Net debt (3)	3,193	2,230
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA (3)	1,970	1,975
Net debt/adjusted EBITDA (3)	1.6:1	1.1:1
(1) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.
(2) Includes cash and cash equivalents of $70 million and $61 million at December 31, 2021 and 2020, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.
(3) Amounts represent
non-IFRS
financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendix A of this management’s discussion and analysis for additional information of our non-IFRS
financial measures.
At December 31, 2021, our total debt position (after swaps) was $3.7 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. At December 31, 2021, the average maturity of our term debt was approximately nine years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The increase in our net debt is primarily due to the decrease in our cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).
The following table illustrates our expected term debt maturities (after swaps) at December 31, 2021.

Thomson Reuters Annual Report 2021

Financial Risk Management
Our global operations expose us to a variety of financial risks including market risk (primarily currency risk, price risk and interest rate risk), credit risk and liquidity risk. The section entitled “Financial Risk Management” in note 19 of our 2021 annual consolidated financial statements provides a discussion of the material financial risks we believe we are exposed to and our approach to mitigating the potential adverse effects on our financial performance. Under the oversight of our Chief Financial Officer, our centralized corporate treasury group is responsible for our financial risk management strategy and execution and operates under strict guidelines and internal control processes. We strive to minimize the potential adverse economic effects associated with financial risks on our financial performance and to ensure we have sufficient liquidity to fund our operations, reinvest in our business, pay dividends and service our debt obligations.
Most of our business is conducted in U.S. dollars. However, 19% of our 2021 revenues and 31% of our 2021 operating expenses were denominated in currencies other than the U.S. dollar, the most significant of which is the British pound sterling with the balance spread over several currencies, including the Canadian dollar, Euro and the Brazilian real. Changes in foreign exchange rates typically impact the growth in our expenses more than our revenues, because a higher percentage of our expenses are denominated in foreign currency. In 2021, foreign currency increased revenues and operating expenses each by 1% compared to the prior year. Our indirect investment in LSEG is subject to variability based on changes in the price of LSEG shares and changes in the British pound sterling and U.S. dollar foreign exchange rate. We routinely monitor our currency exposures and may enter derivative financial instruments to mitigate our foreign exchange risk. Refer to note 19 of our 2021 annual consolidated financial statements for additional information, including information about derivative financial instruments we have entered with respect to our investment in LSEG.
The following charts outline the currency profile of our revenues and operating expenses included in the calculation of adjusted EBITDA for 2021:

We monitor the financial stability of the foreign countries in which we operate. To mitigate risk of loss, we monitor the creditworthiness of our customers and have policies and procedures for trade receivables collection and global cash management to ensure adequate liquidity is available to us.
We also monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents, as well as those which are counterparties to derivative financial instruments and other arrangements.
Approximately 38% of our cash and cash equivalents at December 31, 2021 were held by subsidiaries outside the U.S. We have historically accessed such funds in a tax efficient manner to meet our liquidity requirements. Due to our legal entity structure, we continue to expect to have access to our funds held by subsidiaries outside the U.S. in a tax efficient manner.

Thomson Reuters Annual Report 2021

Off-Balance
Sheet Arrangements, Commitments and Contractual Obligations
The following table summarizes our contractual obligations and off-balance
sheet commitments:

(millions of U.S. dollars)	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	-	600	242	1,108	500	1,369	3,819
Interest payable (1)	153	153	127	105	84	1,019	1,641
Debt-related hedges outflows (2)	22	22	22	1,010	-	-	1,076
Debt-related hedges inflows (1)	(25)	(25)	(25)	(1,120)	-	-	(1,195)
Lease obligations (3)	76	66	49	38	29	140	398
Foreign exchange contracts outflows (4)	-	1,746	1,743	-	-	-	3,489
Foreign exchange contracts inflows (5)	-	(1,738)	(1,732)	-	-	-	(3,470)
Unconditional purchase obligations	374	273	199	136	47	3	1,032
Defined benefit obligations	34	-	-	-	-	-	34
Total	634	1,097	625	1,277	660	2,531	6,824
(1) Represents contractual cash flows calculated using spot foreign exchange rates as of December 31, 2021.
(2) Represents contractual U.S. dollar cash flows.
(3) Includes leases with a term of 12 months or less, certain low-value
assets and lease commitments that have not commenced, all of which are not recognized in the consolidated statement of financial position.
(4) Represents contractual cash flows translated at the contract rate.
(5) Represents contractual cash flows calculated using forward foreign exchange rates as of December 31, 2021. Forward foreign exchange contracts have a maturity of more than one year and are included within “Provisions and other non-current
liabilities” in the consolidated statement of financial position.
We provide further information about certain of our obligations below:

•
Subsidiary guarantees
– For certain property leases, banking arrangements and commercial contracts, we guarantee the obligations of some of our subsidiaries. We also guarantee borrowings by our subsidiaries under our credit agreement.

•
Unconditional purchase obligations
– We have various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. In the table above, certain commitments have been estimated over the contractual period.

•
Defined benefit obligations
– We sponsor defined benefit plans that provide pension and other post-employment benefits to covered employees. As of December 31, 2021, the fair value of plan assets for our material funded pension plans was 104% of the plan obligations. In 2021, we contributed $38 million to our material defined benefit plans. In 2022, we expect to contribute approximately $34 million to our material defined benefit plans, of which $6 million will be in accordance with the normal funding policy of funded plans and $28 million will be for claims expected to arise under unfunded and retiree medical plans.

The amount and timing of any future required contributions to pension plans could differ significantly from our estimates at December 31, 2021. We cannot estimate contributions beyond 2022 because they depend on future economic conditions, plan performance and potential future government legislation. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in us having to make an unexpected contribution. Additionally, from time to time, we may elect to make voluntary contributions to improve the funded status of the plans.

•
Disposition contingencies
– In certain disposition agreements, including as described in the “Uncertain Tax Positions” section of this management’s discussion and analysis below, we guarantee indemnification obligations of our subsidiary that sold the business or assets. We believe that based upon current facts and circumstances, additional payments in connection with these transactions would not have a material adverse impact on our financial condition taken as a whole.

Other than as described above, we do not engage in
off-balance
sheet financing arrangements and we do not have any interests in unconsolidated special-purpose or structured finance entities.

Thomson Reuters Annual Report 2021

Contingencies
Lawsuits and Legal Claims
We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.
Uncertain Tax Positions
We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.
As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.
In February 2018, the U.K. tax authority, HM Revenue & Customs (HMRC), issued notices of assessment under the Diverted Profits Tax (DPT) regime for the 2015 taxation year of certain of our current and former U.K. affiliates. We paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the DPT regime, we appealed these assessments in July 2019 to obtain a refund. In February 2021, HMRC issued DPT notices for the 2016 taxation year aggregating $87 million, which we paid in March 2021, as required under the notices. In August 2021, HMRC issued DPT notices for the 2018 taxation year aggregating $261 million, which we paid in September 2021. In February 2022, HMRC issued final DPT notices for the 2017 taxation year aggregating approximately $75 million, which we will pay in March 2022. These assessments largely relate to businesses that we have sold. Certain of the assessments are subject to indemnity arrangements under which we have been or will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty. We are vigorously defending our position and intend to continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies. Any payments made by us are not a reflection of our view on the merits of the case. Because management believes that our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As a result, we have recorded substantially all of these payments as non-current
receivables from HMRC and the indemnity counterparty on our financial statements since we expect to receive refunds of substantially all of the aggregate amount paid pursuant to these notices of assessment.
For additional information, please see the “Risk Factors” section of this annual report, which contains further information on risks related to legal and tax matters.

Thomson Reuters Annual Report 2021

Outlook
The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.
Trends
Technology and societal forces are changing how work is done and by whom. Digital transformation of the Legal, Tax and Accounting, Risk, Fraud and Compliance ecosystems in which we operate has accelerated, driven by virtual working and client demands to engage digitally with the professionals that serve them. Despite a gradual return to office among the global professional workforce, we believe that hybrid virtual working will endure, and that the expectations of professionals about their digital experiences has been elevated.
Our customers – professionals in law firms, accounting firms, government agencies and corporations – must continually improve efficiency and demonstrate the value of their service to their clients. They demand content-enabled, cloud-based solutions that are powered by artificial intelligence (AI) to maintain a competitive edge. While the pace and drivers of technology adoption vary, the overall trend towards cloud and
AI-enabled
automation is consistent across every customer segment we serve. We are observing the following forces driving changes in our customer segments:

•
Legal Professionals:
Law firms are increasing their use of technology, such as in workflow automation and contract analysis, to drive efficiency and competitive advantage, and to provide clients with modern, digitally-enabled client service.
COVID-19
has accelerated the pace of adoption for digital collaboration tools among lawyers within firms as well as with their clients. Government customers are increasingly using technology to manage compliance with policies and regulations, minimize fraud, provide greater access to justice via virtual courts, and to maintain global security.

•
Corporates:
Tax & Trade departments are investing in digital solutions due to governments’ increased focus on tax compliance and law enforcement, and in response to the introduction of digital tax reporting services. There is growing pressure to operate efficiently and respond swiftly to changing regulations. Similarly, corporate legal departments are embracing technology to enhance productivity and demonstrate value and impact to the corporations they serve.

•
Tax & Accounting Professionals:
Legacy tax and accounting preparation and practice management on-premises
systems are gradually being replaced by cloud-based,
Software-as-a-Service
(SaaS) offerings to improve efficiency and accuracy. Client expectations for digital engagement as well as rapidly changing regulations are also driving transformation to audit and advisory services.

Relative to our Reuters News business, the media sector continues to transform, with the traditional news agency market declining. While demand in the financial professional segment is growing, Reuters is limited in its ability to participate in a number of sectors due to its exclusive agreement with LSEG’s Refinitiv business. We expect continued growth in digital advertising, custom content and events. While demand for virtual events and their related content has grown throughout the pandemic, we expect greater demand for in-person
events once the pandemic restrictions have eased.
We continue to expect revenue declines in our Global Print business as customers migrate to online delivery. The
COVID-19
pandemic has accelerated the decline due to the new hybrid virtual working environment, the reduction in our customers’ office and library space footprint, and the acceleration of digitization.

Thomson Reuters Annual Report 2021

The opportunity created by technology in the professional markets that we serve continues to attract significant capital and entrepreneurial talent, creating a crowded and constantly evolving competitive environment. Our traditional competitors are investing in content, analytics, software and
AI-powered
solutions. More narrowly focused technology companies, some private but often funded by private equity, venture capital or public offerings are all investing heavily to pursue growth opportunities in our market segments. Large horizontal business systems vendors as well as some smaller vendors provide similar solutions to certain of our offerings. The Global 7 accounting firms are developing their own competitive technology solutions, but have traditionally been our customers as well as many who have been our go-to-market
partners.
Start-ups
continue to produce attractive innovations using the latest technologies. In the global news market segment, alternatives are evolving from social media and technology companies, and traditional competitors are creating their own media platforms. While competition continues to be intense and dynamic, we believe that our strengths, high quality content, deep domain expertise, technology expertise and strong customer relationships will allow us to continue to serve the needs of our customers.
Priorities – Our Change Program
While we have strong market positions and a loyal customer base, we must continue to evolve given the trends in our business. In 2022, we entered the second year of our two-year
Change Program that is intended to drive growth and efficiency by transitioning our company from a holding company into an operating company, and from a content provider into a content-driven technology company.
Our transition to an operating company means that our business segments will focus solely on understanding and serving their customers’ needs. They will be supported by central functions that will manage technology, product development, customer service and support across our company. These central functions can leverage scale and best practices, thereby improving efficiency and the speed at which we can develop new products. The objectives of our Change Program are to:

•	Make it easier for our customers to do business with us;

•	Significantly modernize and simplify our product portfolio and product development groups;

•	Reduce complexity in our operations and technology organization; and

•	Continue to simplify our organizational structure to enable a more innovative culture.
While our content provides us with a significant competitive advantage, we believe that we can achieve greater success by transitioning from a content provider to a content-driven technology company. We intend to provide a more modern customer experience by enriching our content with artificial intelligence, machine learning and software that is delivered in a cloud environment, which we believe will enable us to reach more customers, particularly smaller and medium sized businesses.
The program is expected to be largely complete by the end of 2022 and is projected to require an investment of $600 million, of which $295 million was invested in 2021. By 2023, we believe the financial benefits that will result from these initiatives include:

•	Organic revenue growth of 5.5% - 6.0%, including additional annual revenues of $100 million;

•	Adjusted EBITDA margin of 39% - 40%;

•	Free cash flow of $1.9 billion – $2.0 billion;

•	Annual operating expense savings of $600 million, of which $200 million is expected to be reinvested in growth initiatives; and

•	Accrued capital expenditures as a percentage of revenues between 6.0% - 6.5%.
The Company’s Outlook for 2022 and 2023 incorporates the forecasted impacts associated with the Change Program.
Please see the “Change Program” section within this management’s discussion and analysis for information about our progress. Please see the “Business” section of this annual report for further discussion of our 2022 focus areas and priorities related to the Change Program as well as our strategic growth priorities that we believe can drive further organic revenue growth reflecting their strong market segment positions, opportunities and potential to scale.

Thomson Reuters Annual Report 2021

Financial Outlook
The following table sets forth our updated
two-year
Outlook that was previously communicated in February 2021. In February 2022, we raised our 2022 and 2023 financial Outlook for revenue growth, adjusted EBITDA margin and free cash flow compared to the Outlook we provided in February 2021. We also updated operating expenses and accrued capital expenditures for our Change Program.
Our Outlook incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates relative to 2021 and does not factor in the impact of any acquisitions or divestitures that may occur in future periods. We believe this type of guidance provides useful insight into the performance of our business.
While the Company’s full-year 2021 performance provides it with increasing confidence about its Outlook, the global economy has recently experienced substantial disruption due to concerns regarding resurgences and new strains of
COVID-19,
measures intended to mitigate the pandemic’s impact, and other events and macroeconomic factors. Any worsening of the global economic or business environment could impact the Company’s ability to achieve its Outlook.
Our
two-year
Outlook along with our full–year 2021 actual results are presented in the table below, which includes non-IFRS
financial measures.

Total Thomson Reuters	2021 Actual	2022 Outlook	2023 Outlook

Revenue growth Organic revenue growth (1)	6.1% 5.2%	Approximately 5.0% Approximately 5.0%	5.5% – 6.0% 5.5% – 6.0%

Adjusted EBITDA margin (1)	31.0%	Approximately 35%	39% – 40%

Corporate costs Core corporate costs Change Program operating expenses	$325 million $142 million $183 million	$280 million – $330 million $120 million – $130 million $160 million – $200 million	$110 million – $120 million $110 million – $120 million $0

Free cash flow (1)	$1.3 billion	Approximately $1.3 billion	$1.9 billion – $2.0 billion

Accrued capital expenditures as a percentage of revenues (1) Change Program accrued capital expenditures	8.5% $112 million	7.5% – 8.0% $100 million – $140 million	6.0% – 6.5% $0

Depreciation and amortization of computer software	$651 million	$620 million – $645 million	$580 million – $605 million

Interest expense	$196 million	$190 million –$210 million	$190 million – $210 million

Effective tax rate on adjusted earnings (1)	13.9%	19% – 21%	n/a

“Big 3” Segments (1)	2021 Actual	2022 Outlook	2023 Outlook

Revenue growth Organic revenue growth	6.9% 6.2%	6.0% – 6.5% 6.0% – 6.5%	6.5% – 7.0% 6.5% – 7.0%

Adjusted EBITDA margin	38.8%	Approximately 42%	44% – 45%
(1)
Non-IFRS
financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS
financial measures to the most directly comparable IFRS financial measures.
The Company expects its first-quarter 2022 revenue growth rate and adjusted EBITDA margin will be comparable to its full-year 2022 Outlook targets.
In addition to the $295 million we invested in 2021, we plan to invest approximately $305 million in 2022 in the Change Program for a total investment of $600 million over the entire program. We expect to expense 60% of the investments and to capitalize 40% of the investments, which will be amortized over future periods.

Thomson Reuters Annual Report 2021

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial Outlook.

Revenues

Material assumptions	Material risks

•
   Improved global economic conditions throughout 2022 to 2023, despite periods of volatility due to disruption caused by
COVID-19
and the measures intended to mitigate its impact

•
   Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

•
   Continued ability to deliver innovative products that meet evolving customer demands

•
   Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

•
   Improvement in customer retention through commercial simplification efforts and customer service improvements

•
   Business disruptions associated with the
COVID-19
pandemic, including government enforced quarantines and
stay-at-home
orders, may continue longer than we expect or may be interrupted by future outbreaks and resurgences of the virus, delaying the anticipated recovery of the global economy

•
   Global economic uncertainty due to the
COVID-19
pandemic, related regulatory reform, changes in the political environment or other events and macroeconomic factors may lead to limited business opportunities for our customers, creating significant cost pressures for some of them and potentially constraining the number of professionals employed, which could lead to lower demand for our products and services

•
   Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

•
   Competitive pricing actions and product innovation could impact our revenues

•
   Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin

Material assumptions	Material risks

•
   Our ability to achieve revenue growth targets

•
   Business mix continues to shift to higher-growth product offerings

•
   Change Program expenses of $160 million to $200 million in 2022

•
   Change Program investments drive higher adjusted EBITDA margin through higher revenues and efficiencies by 2023

•
   Same as the risks above related to the revenue Outlook

•
   The costs to execute our Change Program may be higher than current expectations, or the expected benefits by 2023 may be lower than current expectations

•
   Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow

Material assumptions	Material risks

•
   Our ability to achieve our revenue and adjusted EBITDA margin targets

•
   Accrued capital expenditures expected to be between 7.5% and 8.0% of revenues in 2022 and between 6.0% and 6.5% of revenues in 2023

•
   Same as the risks above related to the revenue and adjusted EBITDA margin Outlook

•
   A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

•
   Accrued capital expenditures may be higher than currently expected

•
   The timing and amount of tax payments to governments may differ from our expectations

Thomson Reuters Annual Report 2021

Effective tax rate on adjusted earnings

Material assumptions	Material risks

•
   Our ability to achieve our adjusted EBITDA target

•
   The mix of taxing jurisdictions where we recognized
pre-tax
profit or losses in 2021 does not significantly change

•
   Minimal changes in tax laws and treaties within the jurisdictions where we operate

•
   No significant gains that will prevent the imposition of certain minimum taxes

•
   No significant benefits from the finalization of prior tax years

•
   Depreciation and amortization of computer software between $620 million and $645 million in 2022

•
   Interest expense between $190 million and $210 million in 2022

•
   Same as the risks above related to adjusted EBITDA

•
   A material change in the geographical mix of our
pre-tax
profits and losses

•
   A material change in current tax laws or treaties to which we are subject, and did not expect

•
   Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our Outlook contains various
non-IFRS
financial measures. We believe that providing reconciliations of forward-looking non-IFRS
financial measures in our Outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for Outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, we cannot reasonably predict (i) our share of post-tax
earnings (losses) in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.
Related Party Transactions
As of March 2, 2022, our principal shareholder, Woodbridge, beneficially owned approximately 67% of our common shares.
Transactions with Woodbridge
From time to time, in the normal course of business, we enter transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to our results of operations or financial condition either individually or in the aggregate.
Transactions with YPL
In March 2021, we received proceeds of $994 million related to the sale of LSEG shares. This amount was distributed to us in the form of a dividend by YPL, an entity jointly owned by Thomson Reuters, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. In 2021, we also received dividends of $75 million from YPL, reflecting our portion of dividends paid by LSEG (see the “Sale of Refinitiv to LSEG” section of this management’s discussion and analysis for additional information).
Transactions with Refinitiv
On January 29, 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all share transaction (see the “Sale of Refinitiv to LSEG” section of this management’s discussion and analysis for additional information). Prior to the sale to LSEG, Refinitiv was a related party of our company. The following transactions occurred between our company and Refinitiv before the date of sale.

Thomson Reuters Annual Report 2021

Through January 29, 2021, we recorded revenues of $28 million related to our
30-year
agreement to supply news and editorial content to LSEG’s Refinitiv business and $2 million of income related to a license permitting Refinitiv to use the “Reuters” mark to brand its products and services. For the year ended December 31, 2020, we recorded $336 million of revenues and $24 million of income related to the content and licensing agreements, respectively. Our
30-year
agreement to supply news and editorial content to the LSEG’s Refinitiv business continues under the same terms and conditions after the sale and is scheduled to run to 2048.
Prior to the sale of Refinitiv to LSEG, both parties provided each other with certain operational services, including technology and administrative services, and also extended property leases to each other. In 2020, Refinitiv charged us $15 million and $13 million under these transitional services arrangements and properties leased, respectively. We charged Refinitiv $8 million and $23 million under these transitional services arrangements and properties leased, respectively.
At December 31, 2020, the consolidated statement of financial position included a receivable from Refinitiv of $112 million and a payable to Refinitiv of $100 million.
Transactions with other associates and joint ventures
We entered a lease agreement with 3 Times Square Associates LLC, an equity method investment, effective November 2021. The lease provides our company with office space in the 3 Times Square building in New York, New York through December 2023 for an annual amount of approximately $7 million. In 2021, our costs under this lease agreement were $1 million. Additionally, the Company’s investment increased by $20 million due to capital contributions, of which $8 million was unpaid at the end of the year.
In September 2021, we redeemed our ownership interest in an equity method investment and received proceeds of $13 million.
From time to time, we enter transactions with other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business and are not material to our company’s results of operations or financial condition either individually or in the aggregate.
Subsequent Events
2022 dividends
In February 2022, we announced a 10% or $0.16 per share increase in the annualized dividend to $1.78 per common share, which was approved by our board of directors. A quarterly dividend of $0.445 per share will be paid on March 15, 2022 to shareholders of record as of February 24, 2022.
Changes in Accounting Policies
We had no significant changes to our accounting policies for the years ending December 31, 2021 and 2020.
Accounting pronouncements effective in future periods
In February 2021, the IASB issued Disclosures of Accounting Policies, amendments to International Accounting Standard (IAS) 1,
Presentation of Financial Statements
, and IFRS Practice Statement 2,
Making Materiality Judgements
, which require companies to disclose their material accounting policies rather than their significant accounting policies. The amendments define material accounting policies as those policies that, when considered together with other information included in the financial statements, can reasonably be expected to influence decisions users make based on those financial statements. The amendments also encourage more entity-specific information within policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted. We are assessing the impact of these amendments on our financial statement disclosures.
Other pronouncements issued by the IASB and International Financial Reporting Interpretations Committee (IFRIC) are not applicable or consequential to our company.

Thomson Reuters Annual Report 2021

Critical Accounting Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Refer to Appendix E of this management’s discussion and analysis for additional information on our critical accounting estimates and judgments.
Additional Information
Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
During 2021, we migrated certain general accounting activities that had previously been performed by an outsourced third party back to personnel that are under the direct oversight of the Company. While there were no material changes in internal controls from this change, the individuals performing the internal controls changed. Other than this, there was no change in our internal control over financial reporting during 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 and based on that assessment determined that our internal control over financial reporting was effective. Refer to our 2021 annual consolidated financial statements for our management’s report on internal control over financial reporting.
Share Capital
As of March 2, 2022, we had outstanding 486,288,134 common shares, 6,000,000 Series II preference shares, 2,791,911 stock options and a total of 3,240,974 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.
Public Securities Filings and Regulatory Announcements
You may access other information about our company, including our 2021 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at
www.sedar.com
and in the United States with the Securities and Exchange Commission (SEC) at
www.sec.gov
.

Thomson Reuters Annual Report 2021

Cautionary Note Concerning Factors That May Affect Future Results
Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, the two-year
business Outlook, expectations related to the Change Program, as well as statements regarding the Company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow; expected dividend payments from LSEG, our expectations regarding refunds on amounts paid to HMRC, statements regarding the future growth of our customer segments or businesses, and statements about the estimated future growth of the market segments in which Thomson Reuters’ businesses operates. The words “will”, “expect”, “believe”, “target” “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the
COVID-19
pandemic on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.
Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this management’s discussion and analysis include, but are not limited to, uncertainty, downturns and changes in the markets that the Company serves; actions of competitors; failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; failure to derive fully the anticipated benefits from existing or future acquisitions, dispositions or other strategic investments, including joint ventures and investments; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality, talented and diverse management and key employees; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; failure to protect the brands and reputation of Thomson Reuters; the ongoing impact of the COVID-19 pandemic on the Company’s business and risks that the pandemic could have a longer duration or a more significant impact on Thomson Reuters than the Company currently expects; impairment of goodwill and other identifiable intangible assets; changes to law and regulations related to privacy, data security, data protection and other areas; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; fluctuations in foreign currency exchange and interest rates; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; actions or potential actions that could be taken by the Company’s principal shareholder, The Woodbridge Company Limited; and the ability of Thomson Reuters Founders Share Company to affect the Company’s governance and management. Additional factors are discussed in the “Risk Factors” section of this annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
Our company’s
two-year
business Outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.
Our company has provided a business Outlook for the purpose of presenting information about current expectations for 2022 and 2023. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis.
Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Annual Report 2021

Appendix A
Non-IFRS
Financial Measures
We use
non-IFRS
financial measures, which include ratios that incorporate one or more non-IFRS
financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business Outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.
As of December 31, 2021, we changed the basis of capital expenditures used in our non-IFRS
measures. Historically, we used capital expenditures paid from our consolidated statement of cash flow, as measured under IFRS. However, as we manage capital expenditures on an accrual basis, which includes capital expenditures that remain unpaid at the reporting date, we believe it is more appropriate to use accrued capital expenditures in these measures. The change results in a new non-IFRS
measure called “Accrued capital expenditures as a percentage of revenues”. We have revised prior year amounts throughout our Management’s Discussion & Analysis.
The following table sets forth our
non-IFRS
financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin
Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax
earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments.

Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.
Earnings from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin
Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations

Accrued capital expenditures as a percentage of revenues
Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the reporting date.	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

Thomson Reuters Annual Report 2021

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS
Net earnings or loss including dividends declared on preference shares but excluding the post-tax
impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax
earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The
post-tax
amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted earnings per share

Effective tax rate on adjusted earnings
Adjusted tax expense divided by
pre-tax
adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax expense
In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS
adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Because the geographical mix of
pre-tax
profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Thomson Reuters Annual Report 2021

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Net debt and leverage ratio of net debt to adjusted EBITDA
Net debt:
Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)
Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.
Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS
measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under our contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

Free cash flow
Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities

Return on invested capital (ROIC)
Adjusted operating profit (operating profit excluding amortization of other identifiable intangible assets, other operating gains and losses, and fair value adjustments) less net taxes paid expressed as a percentage of the average adjusted invested capital during the period.
	Provides a measure of how efficiently we allocate resources to profitable activities and is indicative of our ability to create value for our shareholders.	IFRS does not require a measure comparable to ROIC. Refer to our calculation of ROIC in Appendix D for a reconciliation of the components in the calculation to the most directly comparable IFRS measure.

Thomson Reuters Annual Report 2021

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Changes before the impact of foreign currency or at “constant currency”
Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

•
 Revenues

•
 Operating expenses

Non-IFRS
Measures and ratios:

•
 Adjusted EBITDA and adjusted EBITDA margin

•
 Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis
Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

•
 For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

•
 For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	Information for the “Big 3” segments comprise 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Thomson Reuters Annual Report 2021

Appendix B
This appendix provides reconciliations of certain
non-IFRS
financial measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis.
Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA and Adjusted EBITDA Less Accrued Capital Expenditures

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2021	2020	2021	2020
(Loss) earnings from continuing operations	(177)	587	5,687	1,149
Adjustments to remove:
Tax (benefit) expense	(115)	155	1,607	71
Other finance costs (income)	22	6	(8)	(30)
Net interest expense	50	49	196	195
Amortization of other identifiable intangible assets	29	31	119	123
Amortization of computer software	118	123	474	485
Depreciation	49	40	177	184
EBITDA	(24)	991	8,252	2,177
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	477	159	(6,240)	544
Other operating losses (gains), net	1	(632)	(34)	(736)
Fair value adjustments (1)	(2)	7	(8)	(10)
Adjusted EBITDA	452	525	1,970	1,975
Deduct: accrued capital expenditures	(177)	(116)	(541)	(467)
Adjusted EBITDA less accrued capital expenditures	275	409	1,429	1,508
Adjusted EBITDA margin	26.4%	32.5%	31.0%	33.0%
Adjusted EBITDA less accrued capital expenditures margin	16.1%	25.3%	22.5%	25.2%
(1) Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.
Reconciliation of Capital Expenditures to Accrued Capital Expenditures as a Percentage of Revenues

	Three months ended December 31,		Year ended December 31

(millions of U.S. dollars)	2021	2020	2021	2020
Capital expenditures	123	100	487	504
Remove IFRS adjustment to cash basis	54	16	54	(37)
Accrued capital expenditures	177	116	541	467
Accrued capital expenditures as a percentage of revenues (1)	10.4%	7.2%	8.5%	7.8%
(1) For purposes of comparison to our 2021 Outlook, we calculate our year-end
2021 accrued capital expenditures expressed as a percentage of revenues at constant currency rates relative to 2020. Currency negatively impacted this measure by 10bp. Excluding the impact of foreign currency, accrued capital expenditures as a percentage of revenues was 8.6%.

Thomson Reuters Annual Report 2021

Reconciliation of Net (Loss) Earnings to Adjusted Earnings and Adjusted EPS

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2021	2020	2021	2020
Net (loss) earnings	(175)	562	5,689	1,122
Adjustments to remove:
Fair value adjustments (1)	(2)	7	(8)	(10)
Amortization of other identifiable intangible assets	29	31	119	123
Other operating losses (gains), net	1	(632)	(34)	(736)
Other finance costs (income)	22	6	(8)	(30)
Share of post-tax losses (earnings) in equity method investments	477	159	(6,240)	544
Tax on above items (2)	(141)	119	1,475	19
Tax items impacting comparability (2)	(9)	(29)	(24)	(136)
(Earnings) loss from discontinued operations, net of tax	(2)	25	(2)	27
Interim period effective tax rate normalization	10	21	-	-
Dividends declared on preference shares	-	-	(2)	(2)
Adjusted earnings	210	269	965	921
Adjusted EPS	$0.43	$0.54	$1.95	$1.85
Diluted weighted-average common shares (millions)	488.6	498.8	494.5	498.0
(1) Fair value adjustments, a component of operating expenses, primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.
(2) See the “Results of Operations – Tax expense” section of this management’s discussion and analysis for additional information.
Full-year Effective Tax Rate on Adjusted Earnings:
Our effective tax rate for 2021 and 2020 was computed as follows:

	Year ended December 31,

(millions of U.S. dollars, except tax rate calculation)	2021	2020
Tax expense on adjusted earnings	156	188
Divided by: pre-tax adjusted earnings	1,123	1,111
Effective tax rate on adjusted earnings	13.9%	16.9%
The calculation of tax expense on adjusted earnings is set forth in the “Results of Operations—Tax expense” section of this management’s discussion and analysis.
Pre-tax
adjusted earnings was computed as follows:

	Year ended December 31,

(millions of U.S. dollars)	2021	2020
Adjusted earnings	965	921
Plus: Dividends declared on preference shares	2	2
Plus: Tax expense on adjusted earnings.	156	188
Pre-tax adjusted earnings	1,123	1,111

Thomson Reuters Annual Report 2021

Reconciliation of Net (Loss) Earnings to Adjusted Earnings and Adjusted EPS (continued)
Weighted-average Common Shares:
Because we reported a net loss for continuing operations under IFRS for the three months ended December 31, 2021, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS
measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive. The following table reconciles IFRS and non-IFRS
common share information:

Three months ended December 31,

(weighted-average common shares)	2021
IFRS: Basic and diluted	487,297,738
Effect of stock options and other equity incentive awards	1,291,196
Non-IFRS diluted	488,588,934
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

	Three months ended December 31,		Year ended December 31,

(millions of U.S. dollars)	2021	2020	2021	2020
Net cash provided by operating activities	397	566	1,773	1,745
Capital expenditures	(123)	(100)	(487)	(504)
Proceeds from disposals of property and equipment	-	-	-	162
Other investing activities	25	2	81	4
Payments of lease principal	(44)	(19)	(109)	(75)
Dividends paid on preference shares	-	-	(2)	(2)
Free cash flow	255	449	1,256	1,330
Reconciliation of Changes in Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)
(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Revenues
Legal Professionals	689	653	5%	-	5%	-	6%
Corporates	361	338	7%	-	7%	-	7%
Tax & Accounting Professionals	309	285	9%	(1%)	9%	-	9%
“Big 3” Segments Combined	1,359	1,276	6%	-	7%	-	7%
Reuters News	182	164	11%	(1%)	12%	-	12%
Global Print	170	177	(4%)	-	(4%)	-	(4%)
Eliminations/Rounding	(1)	(1)
Total revenues	1,710	1,616	6%	-	6%	-	6%
(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2021

Reconciliation of Changes in Recurring Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)
(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Recurring Revenues
Legal Professionals	642	608	6%	-	5%	-	6%
Corporates	314	293	7%	-	7%	-	7%
Tax & Accounting Professionals	276	255	9%	-	9%	-	9%
“Big 3” Segments Combined	1,232	1,156	7%	-	7%	-	7%
Reuters News	145	142	2%	(1%)	3%	-	3%
Total recurring revenues	1,377	1,298	6%	-	6%	-	6%
Reconciliation of Changes in Transactions Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)
(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	47	45	4%	-	4%	(2%)	6%
Corporates	47	45	4%	-	4%	-	4%
Tax & Accounting Professionals	33	30	9%	(1%)	10%	-	10%
“Big 3” Segments Combined	127	120	5%	-	6%	(1%)	6%
Reuters News	37	22	66%	2%	64%	-	64%
Total transactions revenues	164	142	15%	-	15%	(1%)	16%
Reconciliation of Changes in Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)
(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Revenues
Legal Professionals	2,712	2,535	7%	1%	6%	-	6%
Corporates	1,449	1,367	6%	1%	5%	-	5%
Tax & Accounting Professionals	906	836	8%	-	9%	-	9%
“Big 3” Segments Combined	5,067	4,738	7%	1%	6%	-	6%
Reuters News	674	628	7%	1%	7%	-	7%
Global Print	609	620	(2%)	1%	(3%)	-	(3%)
Eliminations/Rounding	(2)	(2)
Total revenues	6,348	5,984	6%	1%	5%	-	5%
(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2021

Reconciliation of Changes in Recurring Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)
(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Recurring Revenues
Legal Professionals	2,523	2,367	7%	1%	6%	-	5%
Corporates	1,218	1,143	7%	1%	6%	-	6%
Tax & Accounting Professionals	733	682	8%	-	8%	-	8%
“Big 3” Segments Combined	4,474	4,192	7%	1%	6%	-	6%
Reuters News	576	566	2%	1%	1%	-	1%
Total recurring revenues	5,050	4,758	6%	1%	5%	-	5%
Reconciliation of Changes in Transactions Revenues Excluding the Effects of Foreign Currency (Constant Currency) as well as Acquisitions/Divestitures (Organic Basis)
(1)

	Year ended December 31,

			Change

(millions of U.S. dollars)	2021	2020	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ (Divestitures)	Organic
Transactions Revenues
Legal Professionals	189	168	13%	2%	11%	(1%)	12%
Corporates	231	224	3%	-	3%	-	3%
Tax & Accounting Professionals	173	154	12%	-	12%	-	12%
“Big 3” Segments Combined	593	546	9%	1%	8%	-	8%
Reuters News	98	62	57%	2%	55%	-	55%
Total transactions revenues	691	608	14%	1%	13%	-	13%
(1) Growth percentages are computed using whole dollars. Accordingly, percentages calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2021

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency
(1)

	Three months ended December 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2021	2020	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	239	245	(3%)	-	(2%)
Corporates	95	105	(10%)	-	(10%)
Tax & Accounting Professionals	154	145	6%	(1%)	7%
“Big 3” Segments Combined	488	495	(2%)	-	(1%)
Reuters News	15	6	139%	32%	107%
Global Print	61	61	-	1%	(1%)
Corporate costs	(112)	(37)	n/a	n/a	n/a
Adjusted EBITDA	452	525	(14%)	-	(14%)

Adjusted EBITDA margin
Legal Professionals	34.5%	37.5%	(300)bp	(30)bp	(270)bp
Corporates	26.3%	31.1%	(480)bp	-	(480)bp
Tax & Accounting Professionals	49.8%	51.1%	(130)bp	(10)bp	(120)bp
“Big 3” Segments Combined	35.8%	38.8%	(300)bp	(20)bp	(280)bp
Reuters News	8.3%	3.9%	440bp	(10)bp	450bp
Global Print	35.9%	34.6%	130bp	20bp	110bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	26.4%	32.5%	(610)bp	-	(610)bp
Operating expenses	1,256	1,098	15%	-	16%
Adjusted EPS	$0.43	$0.54	(20%)	-	(20%)
(1) Growth percentages and adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2021

Reconciliation of Changes in Adjusted EBITDA and the Related Margin, and Consolidated Operating Expenses and Adjusted EPS, Excluding the Effects of Foreign Currency
(1)

	Year ended December 31,

	Change

(millions of U.S. dollars, except margins and per share amounts)	2021	2020	Total	Foreign Currency	Constant Currency
Adjusted EBITDA
Legal Professionals	1,091	1,001	9%	2%	7%
Corporates	502	460	9%	-	9%
Tax & Accounting Professionals	373	330	13%	-	13%
“Big 3” Segments Combined	1,966	1,791	10%	1%	9%
Reuters News	103	73	40%	(11%)	51%
Global Print	226	242	(7%)	2%	(8%)
Corporate costs	(325)	(131)	n/a	n/a	n/a
Adjusted EBITDA	1,970	1,975	-	-	(1%)

Adjusted EBITDA margin
Legal Professionals	40.2%	39.5%	70bp	20bp	50bp
Corporates	34.6%	33.7%	90bp	(10)bp	100bp
Tax & Accounting Professionals	41.1%	39.5%	160bp	(10)bp	170bp
“Big 3” Segments Combined	38.8%	37.8%	100bp	10bp	90bp
Reuters News	15.2%	11.7%	350bp	(150)bp	500bp
Global Print	37.1%	39.0%	(190)bp	20bp	(210)bp
Corporate costs	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	31.0%	33.0%	(200)bp	(10)bp	(190)bp
Operating expenses	4,370	3,999	9%	1%	8%
Adjusted EPS	$1.95	$1.85	5%	1%	5%
(1) Growth percentages adjusted EBITDA margins are computed using whole dollars. Accordingly, percentages and margins calculated from reported amounts may differ from those presented, and components of growth may not total due to rounding.

Thomson Reuters Annual Report 2021

Appendix C
Supplemental Financial Information (unaudited)
Revisions to Segment Revenues, Adjusted EBITDA and the Related Margin
To reflect how we will manage our business prospectively, we will make two changes to our segment reporting effective January 1, 2022. The supplemental schedules below provide revenues, adjusted EBITDA and the related margin as reported and as revised to: (i) reflect the transfer of certain revenues from our Corporates business to our Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. The supplemental financial information below provides revised 2021 and 2020 full-year and 2021 quarterly business segment information on the same basis that we will report for 2022. These changes impact the financial results of our segments, but do not change our consolidated financial results.

As Revised	Year ended December 31, 2021			Year ended December 31, 2020

(millions of U.S. dollars, except for margins)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	2,712	-	2,712	2,535	-	2,535
Corporates	1,449	(9)	1,440	1,367	(6)	1,361
Tax & Accounting Professionals	906	9	915	836	6	842
“Big 3” Segments Combined	5,067	-	5,067	4,738	-	4,738
Reuters News	674	20	694	628	17	645
Global Print	609	-	609	620	-	620
Eliminations /Rounding	(2)	(20)	(22)	(2)	(17)	(19)
Total revenues	6,348	-	6,348	5,984	-	5,984

Adjusted EBITDA
Legal Professionals	1,091	-	1,091	1,001	-	1,001
Corporates	502	(6)	496	460	(4)	456
Tax & Accounting Professionals	373	6	379	330	4	334
“Big 3” Segments Combined	1,966	-	1,966	1,791	-	1,791
Reuters News	103	-	103	73	-	73
Global Print	226	-	226	242	-	242
Corporate costs	(325)	-	(325)	(131)	-	(131)
Adjusted EBITDA	1,970	-	1,970	1,975	-	1,975

Adjusted EBITDA margin (1)
Legal Professionals	40.2%	-	40.2%	39.5%	-	39.5%
Corporates	34.6%	(0.2%)	34.4%	33.7%	(0.2%)	33.5%
Tax & Accounting Professionals	41.1%	0.2%	41.3%	39.5%	0.2%	39.7%
“Big 3” Segments Combined	38.8%	-	38.8%	37.8%	-	37.8%
Reuters News	15.2%	(0.4%)	14.8%	11.7%	(0.3%)	11.4%
Global Print	37.1%	-	37.1%	39.0%	-	39.0%
Corporate costs	n/a		n/a	n/a		n/a
Adjusted EBITDA margin (1)	31.0%	-	31.0%	33.0%	-	33.0%
(1) Adjusted EBITDA margins are computed using whole dollars. Accordingly, margins calculated from reported amounts may differ from those presented.

Thomson Reuters Annual Report 2021

Supplemental Financial Information (unaudited)
Revisions to Segment Revenues, Adjusted EBITDA and the Related Margin

As Revised	2021

(millions of U.S. dollars, except for margins)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues
Legal Professionals	668	673	682	689
Corporates	382	346	354	358
Tax & Accounting Professionals	227	199	177	312
“Big 3” Segments Combined	1,277	1,218	1,213	1,359
Reuters News	165	173	169	187
Global Print	143	147	149	170
Eliminations /Rounding	(5)	(6)	(5)	(6)
Total revenues	1,580	1,532	1,526	1,710

Adjusted EBITDA
Legal Professionals	279	285	288	239
Corporates	145	128	130	93
Tax & Accounting Professionals	99	74	50	156
“Big 3” Segments Combined	523	487	468	488
Reuters News	28	35	25	15
Global Print	57	56	52	61
Corporate costs	(50)	(76)	(87)	(112)
Adjusted EBITDA	558	502	458	452

Adjusted EBITDA margin (1)
Legal Professionals	41.8%	42.3%	42.3%	34.5%
Corporates	38.0%	37.0%	36.7%	26.0%
Tax & Accounting Professionals	43.7%	36.7%	28.4%	49.9%
“Big 3” Segments Combined	41.0%	39.9%	38.6%	35.8%
Reuters News	17.1%	20.2%	14.5%	8.1%
Global Print	39.9%	37.9%	35.0%	35.9%
Corporate costs	n/a	n/a	n/a	n/a
Adjusted EBITDA margin (1)	35.3%	32.7%	30.0%	26.4%
(1) Adjusted EBITDA margins are computed using whole dollars. Accordingly, margins calculated from reported amounts may differ from those presented.

Thomson Reuters Annual Report 2021

Appendix D
Calculation of Return on Invested Capital (ROIC)
We calculate ROIC as adjusted operating profit after net taxes paid expressed as a percentage of the average invested capital during the period. Invested capital represents our net operating assets that contribute to, or arise from, our post-tax
adjusted operating profit.
The following table provides the calculation of our ROIC for 2021 and 2020.

	For the years ended and as at December 31,

(millions of U.S. dollars)	2021	2020
Calculation of adjusted operating profit after taxes
Operating profit	1,242	1,929
Adjustments to remove:
Amortization of other identifiable intangible assets	119	123
Fair value adjustments	(8)	(10)
Other operating gains, net	(34)	(736)
Adjusted operating profit – continuing operations	1,319	1,306
Net cash taxes paid on continuing operations	(172)	(52)
Post-tax adjusted operating profit- continuing operations	1,147	1,254
Post-tax adjusted operating loss- discontinued operations	(8)	(3)
Consolidated post-tax adjusted operating profit	1,139	1,251
Calculation of invested capital
Trade and other receivables	1,057	1,151
Prepaid expenses and other current assets	510	425
Property and equipment, net	502	545
Computer software, net	822	830
Other identifiable intangible assets (excludes accumulated amortization)	5,987	6,020
Goodwill (1)	4,962	4,996
Payables, accruals and provisions	(1,363)	(1,159)
Current tax liabilities	(169)	(251)
Deferred revenue	(874)	(866)
Total invested capital (2)	11,434	11,691
Average invested capital	11,563	11,798
Return on invested capital	9.9%	10.6%
(1) Goodwill excludes deferred tax impact of approximately $1.0 billion in 2021 and 2020, respectively, arising from acquisition accounting.
(2) Invested capital excludes other financial assets and liabilities, including cash, debt and lease liabilities, equity method investments, other non-current
assets; deferred taxes; and provisions and other
non-current
liabilities.
ROIC decreased to 9.9% in 2021 from 10.6% in 2020 primarily due to higher tax payments.
We measure our ROIC to assess, over the long term, our ability to create value for our shareholders. Our goal is to increase this return over the long term by using our capital to invest in areas with high returns and realizing operating efficiencies to further enhance our profitability.

Thomson Reuters Annual Report 2021

Appendix E
Critical Accounting Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.
The global economy has recently experienced substantial disruption due to concerns regarding resurgences and new strains of
COVID-19,
measures intended to mitigate the pandemic’s impact, and other events and macroeconomic factors. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.
The following discussion sets forth management’s:

•	Most critical estimates and assumptions in determining the value of assets and liabilities; and

•	Most critical judgments in applying accounting policies.
Critical accounting estimates and assumptions
Allowance for doubtful accounts and sales adjustments
We must assess whether accounts receivable are collectible from customers. Accordingly, we establish an allowance for expected losses arising from non-payment
and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31, 2021, the combined allowances were $79 million, or 7%, of the gross trade accounts receivable balance of $1.1 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax
earnings by approximately $11 million for the year ended December 31, 2021.
Computer software
Computer software represented $0.8 billion of total assets in the consolidated statement of financial position at December 31, 2021. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, we must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, economic and competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if our current assessment of our software projects differs from actual performance.
Other identifiable intangible assets and goodwill
Other identifiable intangible assets and goodwill represented $3.3 billion and $5.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31, 2021. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires us to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.
Subsequent to acquisition, we test other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on our latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. Our assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and revenue or EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.
If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we could record increased amortization or impairment charges in the future.

Thomson Reuters Annual Report 2021

We performed our annual goodwill impairment test as of October 1, 2021. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by more than 100%. We performed the test for each group of CGUs to which goodwill was allocated and monitored by management at the date of the test. The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment test are described below.
In the 2019 impairment test, the fair value less costs of disposal for each CGU exceeded their respective carrying values by over 100%. As allowed under IAS 36,
Impairment of Assets
, we did not
re-estimate
the recoverable value of these CGUs for the 2021 impairment test because management concluded that no events or changes in circumstances indicated that the carrying value of these CGUs might not be recoverable. The valuation techniques, significant assumptions and sensitivities described below relate to the recoverable values determined in the 2019 impairment test.
Valuation Techniques
The selection and application of valuation techniques and the determination of significant assumptions requires judgment. An impairment of goodwill occurs when the recoverable amount of a CGU is below the carrying value of the CGU. The recoverable amount is the higher of a CGU’s fair value less costs of disposal or its value in use. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13,
Fair Value Measurement
, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to us. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.
Income approach
The income approach is predicated upon the value of the future cash flows that a business will generate. We used the discounted cash flow (DCF) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.
Market approach
The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on revenue or EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.
Significant Assumptions
Weighting of Valuation Techniques
We weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. We believe that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.

Thomson Reuters Annual Report 2021

Cash Flow Projections
Cash flow projections were based on our internal budget. We projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. To project cash flows for the three-year period, we considered growth in revenues and costs as well as capital expenditures. In preparing our projections, we considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also considered the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.
Discount Rate
We assumed a discount rate to calculate the present value of our projected cash flows. The discount rate represented a weighted-average cost of capital (WACC) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.
Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.
Tax Rate
The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.
The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual growth rate (1)	Discount rate	Tax rate
Legal Professionals	2.5%	7.0%	25.6%
Corporates	2.5%	8.0%	25.9%
Tax & Accounting Professionals	3.0%	8.5%	26.8%
Reuters News	2.5%	9.0%	20.8%
Global Print	(4.4%)	9.0%	25.8%
(1) The perpetual growth rate is applied to the final year of cash flow projections.
Results and Sensitivities
The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.

Thomson Reuters Annual Report 2021

Employee future benefits
We sponsor defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. In December 2020, we amended our most significant defined benefit plan such that employees will stop accruing benefits on January 1, 2023. This amendment eliminated the need for management to make assumptions about future compensation after that date.
Discount rate
The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, we used a hypothetical yield curve that represented yields on high quality zero-coupon
bonds with durations that mirrored the expected payment stream of the benefit obligation. For the Thomson Reuters Group Pension Plan (TRGP) and The Thomson Corporation PLC Pension Scheme (TTC) plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $145 million as of December 31, 2021.
Rates of inflation, increase in salaries and pension payments
The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices. For the TTC plan, a 0.25% increase or decrease in the rate of increase in pension payments would have increased or decreased the defined benefit obligation by approximately $25 million. Given the freezing of the TRGP plan effective January 1, 2023, the rate of increase in salaries assumption no longer has a material impact on the defined benefit obligation sensitivity analysis.
Medical cost trend
The medical cost trend is based on our actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.1% for 2021, which is reduced gradually to 4.8% in 2032. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $7 million at December 31, 2021.
Mortality assumptions
The mortality assumptions used to assess the defined benefit obligation as of December 31, 2021 are based on the following:

•	TRGP: Pri-2012/MP-2021 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.
For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $92 million as of December 31, 2021.
Income taxes
We compute an income tax provision in each of the jurisdictions in which we operate. These income tax provisions include amounts that are based upon our estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs after the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.

Thomson Reuters Annual Report 2021

In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated
at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods.
We record deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although we believe our assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from our assumptions and estimates, which could require the Company to reduce its deferred tax assets in future periods.
Our 2021 effective income tax rate on earnings from continuing operations was 22.0% (2020 – 5.8%). A 1% increase in the effective income tax rate would have increased 2021 income tax expense and decreased earnings from continuing operations by approximately $73 million.
Critical judgments in applying accounting policies
Revenue recognition
To determine the appropriate revenue recognition for our products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether we regularly sell a product or service separately, or whether the products or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. We typically have more than one SSP for individual products and services due to the stratification of our offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of our contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.
Uncertain tax positions
We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations in the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings. As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. Where the outcome of these tax-related
matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. At December 31, 2021, the liability associated with uncertain tax positions was $214 million and is primarily included within “Current tax liabilities” on the consolidated statement of financial position.
Deferred Tax Assets
Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. As of December 31, 2021, we had deferred tax assets of $1,691 million and disclosed unrecognized deferred tax assets of $1,179 million in note 23 of our 2021 annual consolidated financial statements.

Thomson Reuters Annual Report 2021

Appendix F
Selected Annual Information
The following table summarizes selected annual information for 2021, 2020 and 2019.

	For the years ended and as at December 31,

(millions of U.S. dollars, except per share amounts)	2021	2020	2019
IFRS Consolidated Income Statement Data
Revenues	6,348	5,984	5,906
Operating profit	1,242	1,929	1,199
Earnings from continuing operations	5,687	1,149	1,570
Earnings (loss) from discontinued operations, net of tax	2	(27)	(6)
Net earnings	5,689	1,122	1,564
Earnings attributable to common shareholders	5,689	1,122	1,564
Basic earnings per share from continuing operations	$11.52	$2.31	$3.13
Basic earnings (loss) per share from discontinued operations	$0.01	$(0.06)	$(0.01)
Basic earnings per share	$11.53	$2.25	$3.12
Diluted earnings per share from continuing operations	$11.50	$2.30	$3.12
Diluted loss per share from discontinued operations	-	$(0.05)	($0.01)
Diluted earnings per share	$11.50	$2.25	$3.11
IFRS Consolidated Statement of Financial Position Data:
Total assets	22,149	17,881	17,295
Total long-term financial liabilities (1)	4,020	3,996	2,932
Dividend Data:
Dividends per Thomson Reuters Corporation common share (US$)	$1.62	$1.52	$1.44
Dividends per Thomson Reuters Corporation Series II preference share (C$)	C$0.43	C$0.49	C$0.69
(1) Comprised of “Long-term indebtedness” and “Other financial liabilities –
non-current”
within “Provisions and other
non-current
liabilities” in our consolidated statement of financial position.
Revenues
increased over the three-year period due to growth in recurring revenues driven by our Legal Professionals, Corporates and Tax & Accounting Professionals customer segments. Transactions revenues increased in 2021 compared to 2020, but declined in 2020 compared to 2019 due to impacts from the
COVID-19
pandemic. As expected, Global Print revenues declined over the three-year period. Foreign currency had a slightly favorable impact on revenue growth in 2021 compared to 2020, and a slightly negative impact in 2020 compared to 2019.
Operating profit
decreased significantly in 2021 primarily because the prior year included significant gains from the sale of an investment and from an amendment to a pension plan. For the same reasons, operating profit increased in 2020 compared to 2019. The increase in 2020 also reflected lower costs due to the completion of the repositioning of our company in 2019 following the closing of the F&R transaction and our 2020
COVID-19
related cost mitigation initiatives. Both 2020 and 2019 reflected benefits from the revaluation of warrants that we held in Refinitiv related to the sale of Refinitiv to LSEG. The 2019 period included significant costs and investments to reposition Thomson Reuters following the separation of Refinitiv from our company.
Earnings from continuing operations
increased in 2021 primarily due to the gain on sale of Refinitiv to LSEG in January 2021. Earnings from continuing operations decreased in 2020 as 2019 included a $1.2 billion deferred tax benefit associated with the reorganization of certain foreign operations. Earnings from continuing operations during 2020 and 2019 reflected the changes in operating profit and our share of post-tax
losses from our former 45% investment in Refinitiv.
Earnings (loss) from discontinued operations, net of tax
included residual income and expenses related to our former F&R business.
Total assets
increased in 2021 due to the value associated with our LSEG investment and in 2020 primarily due to higher cash and cash equivalents, which reflected net proceeds from the sale of an investment and higher cash flow from operations.
Total long-term financial liabilities
increased in 2020 due to the long-term notes we issued in May 2020.

Thomson Reuters Annual Report 2021

Appendix G
Quarterly Information (unaudited)
The following table presents a summary of our consolidated operating results for the eight most recent quarters.

		Quarters ended

(millions of U.S. dollars, except per share amounts)	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenues	1,710	1,526	1,532	1,580	1,616	1,443	1,405	1,520
Operating profit	257	282	316	387	956	318	365	290
(Loss) earnings from continuing operations	(177)	(241)	1,072	5,033	587	240	131	191
Earnings (loss) from discontinued operations, net of tax	2	1	(4)	3	(25)	1	(5)	2
Net (loss) earnings	(175)	(240)	1,068	5,036	562	241	126	193
(Loss) earnings attributable to common shareholders	(175)	(240)	1,068	5,036	562	241	126	193

Basic (loss) earnings per share
From continuing operations	$(0.36)	$(0.49)	$2.16	$10.15	$1.18	$0.48	$0.26	$0.38
From discontinued operations	-	-	(0.01)	-	(0.05)	-	(0.01)	0.01
	$(0.36)	$(0.49)	$2.15	$10.15	$1.13	$0.48	$0.25	$0.39
Diluted (loss) earnings per share
From continuing operations	$(0.36)	$(0.49)	$2.16	$10.13	$1.18	$0.48	$0.26	$0.38
From discontinued operations	-	-	(0.01)	-	(0.05)	-	(0.01)	0.01
	$(0.36)	$(0.49)	$2.15	$10.13	$1.13	$0.48	$0.25	$0.39
Revenues
– Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The
COVID-19
pandemic caused some of our revenue to shift from our traditional patterns. Specifically, revenues in our Tax & Accounting Professionals segment in the second quarter of 2021 benefited from higher
Pay-Per-Return
revenues associated with extended U.S. federal tax deadlines, while revenues in our Global Print segment benefited from more professionals returning to work. In contrast, revenues in the second quarter of 2020 were negatively impacted by delayed print shipments and deferrals of
Pay-Per-Return
revenues due to extended U.S. federal tax deadlines. Foreign currency had a slightly negative impact on our revenues through December 31, 2020. Acquisitions or divestitures of businesses did not significantly impact our revenues throughout the eight-quarter period.
Operating profit
– Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we become more profitable, and when our revenues decline, we become less profitable. In 2021, our operating profit was negatively impacted by Change Program costs. Beginning in the second quarter of 2020, operating profit benefited from our
COVID-19
related cost mitigation initiatives. In the fourth quarter of 2020, operating profit also benefited from a significant gain from the sale of an investment and a gain from an amendment to a pension plan.
Net earnings
– Net loss in the third and fourth quarters of 2021 reflected a decrease in the value of our LSEG investment while net earnings in the second quarter of 2021 reflected an increase in the value of our LSEG investment. The increase in net earnings in the first quarter of 2021 was due to the gain on sale of Refinitiv to LSEG.

Thomson Reuters Annual Report 2021

Appendix H
Guarantor Supplemental Financial Information
The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada, and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.
The tables below contain condensed consolidating financial information for the following:

•	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries

•	Subsidiary Issuer – TR Finance LLC

•	Guarantor Subsidiaries on a combined basis

•	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities

•	Eliminations – Consolidating adjustments

•	Thomson Reuters on a consolidated basis
The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

•	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;

•	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and

•	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.
Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and
Non-Guarantor
Subsidiaries are reflected in the “Eliminations” column.
This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated financial statements for the year ended December 31, 2021 and 2020, as well as this 2021 annual management’s discussion and analysis, which are included in this annual report.
The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument
51-102
-
Continuous Disclosure Obligations
 providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation
S-X,
as adopted by the SEC and set forth in SEC Release
No. 33-10762.

Thomson Reuters Annual Report 2021

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited
.
CONDENSED CONSOLIDATING INCOME STATEMENT

	Year ended December 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	4,398	3,437	(1,487)	6,348
Operating expenses	(11)	-	(3,815)	(2,031)	1,487	(4,370)
Depreciation	-	-	(66)	(111)	-	(177)
Amortization of computer software	-	-	(19)	(458)	3	(474)
Amortization of other identifiable intangible assets	-	-	(51)	(68)	-	(119)
Other operating gains (losses), net	-	-	78	(44)	-	34
Operating (loss) profit	(11)	-	525	725	3	1,242
Finance (costs) income, net:
Net interest expense	(157)	-	(1)	(38)	-	(196)
Other finance income (costs)	10	-	-	(2)	-	8
Intercompany net interest income (expense)	111	-	(50)	(61)	-	-
(Loss) income before tax and equity method investments	(47)	-	474	624	3	1,054
Share of post-tax earnings in equity method investments	-	-	-	6,240	-	6,240
Share of post-tax earnings in subsidiaries	5,736	-	12	370	(6,118)	-
Tax expense	-	-	(104)	(1,503)	-	(1,607)
Earnings from continuing operations	5,689	-	382	5,731	(6,115)	5,687
Earnings from discontinued operations, net of tax	-	-	-	2	-	2
Net earnings	5,689	-	382	5,733	(6,115)	5,689
Earnings attributable to common shareholders	5,689	-	382	5,733	(6,115)	5,689

Thomson Reuters Annual Report 2021

CONDENSED CONSOLIDATING INCOME STATEMENT

	Year ended December 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
CONTINUING OPERATIONS
Revenues	-	-	4,222	3,215	(1,453)	5,984
Operating expenses	(12)	-	(3,680)	(1,760)	1,453	(3,999)
Depreciation	-	-	(74)	(110)	-	(184)
Amortization of computer software	-	-	(23)	(465)	3	(485)
Amortization of other identifiable intangible assets	-	-	(53)	(70)	-	(123)
Other operating (losses) gains, net	-	-	(14)	750	-	736
Operating (loss) profit	(12)	-	378	1,560	3	1,929
Finance (costs) income, net:
Net interest expense	(155)	-	(1)	(39)	-	(195)
Other finance income (costs)	19	-	(1)	12	-	30
Intercompany net interest income (expense)	111	-	(51)	(60)	-	-
(Loss) income before tax and equity method investments	(37)	-	325	1,473	3	1,764
Share of post-tax losses in equity method investments	-	-	-	(544)	-	(544)
Share of post-tax earnings in subsidiaries	1,159	-	18	245	(1,422)	-
Tax (expense) benefit	-	-	(77)	6	-	(71)
Earnings from continuing operations	1,122	-	266	1,180	(1,419)	1,149
Loss from discontinued operations, net of tax	-	-	(3)	(24)	-	(27)
Net earnings	1,122	-	263	1,156	(1,419)	1,122
Earnings attributable to common shareholders	1,122	-	263	1,156	(1,419)	1,122

Thomson Reuters Annual Report 2021

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2021

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	15	-	237	526	-	778
Trade and other receivables	-	-	690	367	-	1,057
Intercompany receivables	3,477	-	648	2,545	(6,670)	-
Other financial assets	-	-	6	102	-	108
Prepaid expenses and other current assets	2	-	244	264	-	510
Current assets	3,494	-	1,825	3,804	(6,670)	2,453
Property and equipment, net	-	-	201	301	-	502
Computer software, net	-	-	12	810	-	822
Other identifiable intangible assets, net	-	-	1,136	2,195	-	3,331
Goodwill	-	-	3,822	2,118	-	5,940
Equity method investments	-	-	-	6,736	-	6,736
Other non-current assets	100	-	144	982	-	1,226
Intercompany receivables	230	-	-	778	(1,008)	-
Investments in subsidiaries	15,899	-	71	4,526	(20,496)	-
Deferred tax	-	-	-	1,139	-	1,139
Total assets	19,723	-	7,211	23,389	(28,174)	22,149

LIABILITIES AND EQUITY
Liabilities
Payables, accruals and provisions	51	-	409	903	-	1,363
Current tax liabilities	-	-	-	169	-	169
Deferred revenue	-	-	634	240	-	874
Intercompany payables	2,049	-	497	4,124	(6,670)	-
Other financial liabilities	-	-	22	153	-	175
Current liabilities	2,100	-	1,562	5,589	(6,670)	2,581
Long-term indebtedness	3,786	-	-	-	-	3,786
Provisions and other non-current liabilities	3	-	74	866	-	943
Intercompany payables	-	-	779	229	(1,008)	-
Deferred tax	-	-	199	806	-	1,005
Total liabilities	5,889	-	2,614	7,490	(7,678)	8,315
Equity		-
Total equity	13,834	-	4,597	15,899	(20,496)	13,834
Total liabilities and equity	19,723	-	7,211	23,389	(28,174)	22,149

Thomson Reuters Annual Report 2021

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2020

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	3	-	359	1,425	-	1,787
Trade and other receivables	1	-	735	415	-	1,151
Intercompany receivables	3,406	-	245	3,298	(6,949)	-
Other financial assets	-	-	5	607	-	612
Prepaid expenses and other current assets	1	-	212	212	-	425
Current assets	3,411	-	1,556	5,957	(6,949)	3,975
Property and equipment, net	-	-	241	304	-	545
Computer software, net	-	-	12	821	(3)	830
Other identifiable intangible assets, net	-	-	1,150	2,277	-	3,427
Goodwill	-	-	3,731	2,245	-	5,976
Equity method investments	-	-	-	1,136	-	1,136
Other non-current assets	101	-	132	555	-	788
Intercompany receivables	245	-	-	778	(1,023)	-
Investments in subsidiaries	12,854	-	175	4,056	(17,085)	-
Deferred tax	-	-	-	1,204	-	1,204
Total assets	16,611	-	6,997	19,333	(25,060)	17,881

LIABILITIES AND EQUITY
Liabilities
Payables, accruals and provisions	39	-	421	699	-	1,159
Current tax liabilities	-	-	1	250	-	251
Deferred revenue	-	-	611	255	-	866
Intercompany payables	2,617	-	681	3,651	(6,949)	-
Other financial liabilities	200	-	19	157	-	376
Current liabilities	2,856	-	1,733	5,012	(6,949)	2,652
Long-term indebtedness	3,772	-	-	-	-	3,772
Provisions and other non-current liabilities	3	-	72	1,008	-	1,083
Intercompany payables	-	-	778	245	(1,023)	-
Deferred tax	-	-	183	211	-	394
Total liabilities	6,631	-	2,766	6,476	(7,972)	7,901

Equity		-
Total equity	9,980	-	4,231	12,857	(17,088)	9,980
Total liabilities and equity	16,611	-	6,997	19,333	(25,060)	17,881

Thomson Reuters Annual Report 2021

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOW

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

	Year ended December 31, 2021
Net cash (used in) provided by operating activities	(33)	-	237	1,569	-	1,773
Net cash provided by (used in) investing activities	2,697	-	(322)	(147)	(2,732)	(504)
Net cash used in financing activities	(2,652)	-	(37)	(2,316)	2,732	(2,273)
Increase (decrease) in cash and bank overdrafts	12	-	(122)	(894)	-	(1,004)

	Year ended December 31, 2020
Net cash (used in) provided by operating activities	(64)	-	474	1,335	-	1,745
Net cash (used in) provided by investing activities	(61)	-	(30)	118	(165)	(138)
Net cash provided by (used in) financing activities	123	-	(254)	(678)	165	(644)
(Decrease) increase in cash and bank overdrafts	(2)	-	190	775	-	963

Thomson Reuters Annual Report 2021

Consolidated Financial Statements
Management’s Responsibility for the Consolidated Financial Statements
The management of Thomson Reuters Corporation (the “Company”) is responsible for the accompanying consolidated financial statements and other information included in this annual report. The financial statements have been prepared in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board, using the best estimates and judgments of management, where appropriate. Information presented elsewhere in this annual report is consistent with that in the financial statements.
The Company’s board of directors is responsible for ensuring that management fulfills its responsibilities in respect of financial reporting and internal control. The Audit Committee of the board of directors meets periodically with management and the Company’s independent auditor to discuss auditing matters and financial reporting issues. In addition, the Audit Committee approves the interim consolidated financial statements and recommends to the board of directors the approval of the annual consolidated financial statements and the annual appointment of the independent auditor. The board of directors has approved the information contained in the accompanying consolidated financial statements.

Steve Hasker President and Chief Executive Officer March 10, 2022	Michael Eastwood Chief Financial Officer
Management’s Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Thomson Reuters Corporation (the “Company”); (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Management conducted an evaluation of the effectiveness of its system of internal control over financial reporting based on the framework and criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in its report which appears herein.

Steve Hasker President and Chief Executive Officer	Michael Eastwood Chief Financial Officer

March 10, 2022

Thomson Reuters Annual Report 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Thomson Reuters Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Thomson Reuters Corporation and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Thomson Reuters Annual Report 2021

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion
on the critical audit matter or on the accounts or disclosures to which it relates.
Uncertain Tax Positions
As described in Note 2 to the consolidated financial statements, the Company is subject to taxation in numerous jurisdictions and there are transactions within those jurisdictions for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using management’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, management performs an expected value calculation to determine its provisions. Management reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. The estimate of uncertain tax positions includes estimates and assumptions regarding prices and values used to record intercompany transactions. As of December 31, 2021, the liability associated with uncertain tax positions was $214 million.
The principal considerations for our determination that performing procedures relating to the Company’s uncertain tax positions is a critical audit matter are the significant judgment by management to assess uncertain tax positions, including the prices and values used to record intercompany transactions, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating the timely identification and accurate measurement of uncertain tax positions. Also, the evaluation of audit evidence available to support the tax liabilities for uncertain tax positions is complex and resulted in a high degree of auditor judgment as the nature of the evidence is often highly subjective, and the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the identification, recognition, and measurement of the liability for uncertain tax positions and controls addressing completeness of the uncertain tax positions. These procedures also included, among others (i) testing the information used in the calculation of the liability for uncertain tax positions, including intercompany agreements, international and Canadian domestic filing positions, and the related final tax returns; (ii) testing the calculation of the liability for uncertain tax positions by jurisdiction, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax benefit expected to be sustained; (iii) testing management’s assessment of the identification of uncertain tax positions and possible outcomes of selected uncertain tax positions; and (iv) evaluating the status and results of income tax audits with the relevant tax authorities. Professionals with specialized skill and knowledge were used to assist in evaluating the completeness of the identification and possible outcomes of the uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions are probable to be sustained and the amount of potential benefit to be realized, as well as the application of relevant tax laws.

New York, New York
March 10, 2022
We have served as the Company’s auditor since 2012.

Thomson Reuters Annual Report 2021

THOMSON REUTERS CORPORATION
CONSOLIDATED INCOME STATEMENT

		Year ended December 31,

(millions of U.S. dollars, except per share amounts)	Notes	2021	2020

CONTINUING OPERATIONS

Revenues	3	6,348	5,984
Operating expenses	5	(4,370)	(3,999)
Depreciation		(177)	(184)
Amortization of computer software		(474)	(485)
Amortization of other identifiable intangible assets		(119)	(123)
Other operating gains, net	6	34	736
Operating profit		1,242	1,929
Finance costs, net:
Net interest expense	7	(196)	(195)
Other finance income	7	8	30
Income before tax and equity method investments		1,054	1,764
Share of post-tax earnings (losses) in equity method investments	8	6,240	(544)
Tax expense	9	(1,607)	(71)
Earnings from continuing operations		5,687	1,149
Earnings (loss) from discontinued operations, net of tax	10	2	(27)
Net earnings		5,689	1,122
Earnings attributable to common shareholders		5,689	1,122

Earnings (loss) per share:	11
Basic earnings per share
From continuing operations		$11.52	$2.31
From discontinued operations		0.01	(0.06)
Basic earnings per share		$11.53	$2.25

Diluted earnings per share
From continuing operations		$11.50	$2.30
From discontinued operations		-	(0.05)
Diluted earnings per share		$11.50	$2.25
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2021

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Year ended December 31,

(millions of U.S. dollars)	Notes	2021	2020

Net earnings		5,689	1,122

Other comprehensive (loss) income:
Items that have been or may be subsequently reclassified to net earnings:
Cash flow hedges adjustments to net earnings	19	(10)	(108)
Cash flow hedges adjustments to equity	19	(1)	97
Foreign currency translation adjustments to equity	19	(61)	(12)
Share of other comprehensive (loss) income in equity method investments	8	(98)	146
Related tax benefit (expense) on share of other comprehensive (loss) income in equity method investments	9	23	(35)
Reclassification of foreign currency translation adjustments on disposal of equity method investment		3	-
		(144)	88
Items that will not be reclassified to net earnings:
Fair value adjustments on financial assets	19	22	5
Remeasurement on defined benefit pension plans	26	228	78
Related tax expense on remeasurement on defined benefit pension plans	9	(58)	(17)
Share of other comprehensive income in equity method investments	8	-	3
Related tax expense on share of other comprehensive income in equity method investments	9	-	(1)
		192	68
Other comprehensive income		48	156
Total comprehensive income		5,737	1,278

Comprehensive income (loss) for the period attributable to:
Common shareholders:
Continuing operations		5,735	1,305
Discontinued operations		2	(27)
Total comprehensive income		5,737	1,278
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2021

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,

(millions of U.S. dollars)	Notes	2021	2020
ASSETS

Cash and cash equivalents	12	778	1,787
Trade and other receivables	13	1,057	1,151
Other financial assets	19	108	612
Prepaid expenses and other current assets	14	510	425
Current assets		2,453	3,975
Property and equipment, net	15	502	545
Computer software, net	16	822	830
Other identifiable intangible assets, net	17	3,331	3,427
Goodwill	18	5,940	5,976
Equity method investments	8	6,736	1,136
Other non-current assets	20	1,226	788
Deferred tax	23	1,139	1,204
Total assets		22,149	17,881

LIABILITIES AND EQUITY
Liabilities
Payables, accruals and provisions	21	1,363	1,159
Current tax liabilities		169	251
Deferred revenue	3	874	866
Other financial liabilities	19	175	376
Current liabilities		2,581	2,652
Long-term indebtedness	19	3,786	3,772
Provisions and other non-current liabilities	22	943	1,083
Deferred tax	23	1,005	394
Total liabilities		8,315	7,901

Equity
Capital	24	5,496	5,458
Retained earnings		9,149	5,211
Accumulated other comprehensive loss		(811)	(689)
Total equity		13,834	9,980
Total liabilities and equity		22,149	17,881

Contingencies (note 30)
The related notes form an integral part of these consolidated financial statements.
These consolidated financial statements were approved by the Company’s board of directors on March 2, 2022.

David Thomson Director	Steve Hasker Director

Thomson Reuters Annual Report 2021

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW

		Year ended December 31,

(millions of U.S. dollars)	Notes	2021	2020
Cash provided by (used in):
OPERATING ACTIVITIES
Earnings from continuing operations		5,687	1,149
Adjustments for:
Depreciation		177	184
Amortization of computer software		474	485
Amortization of other identifiable intangible assets		119	123
Share of post-tax (earnings) losses in equity method investments	8	(6,240)	544
Net gains on disposals of businesses and investments		(5)	(471)
Deferred tax	23	662	(231)
Other	28	135	(123)
Changes in working capital and other items	28	832	102
Operating cash flows from continuing operations		1,841	1,762
Operating cash flows from discontinued operations		(68)	(17)
Net cash provided by operating activities		1,773	1,745
INVESTING ACTIVITIES
Acquisitions, net of cash acquired	29	(18)	(167)
Proceeds from disposals of businesses and investments, net of taxes paid		28	367
Dividend from sale of LSEG shares	8	994	-
Capital expenditures		(487)	(504)
Proceeds from disposals of property and equipment		-	162
Other investing activities	8	81	4
Taxes paid on sale of Refinitiv and LSEG shares	8	(850)	-
Investing cash flows from continuing operations		(252)	(138)
Investing cash flows from discontinued operations		(252)	-
Net cash used in investing activities		(504)	(138)
FINANCING ACTIVITIES
Proceeds from debt	19	-	2,019
Repayments of debt	19	-	(1,645)
Net repayments under short-term loan facilities	19	-	(2)
Payments of lease principal	27	(109)	(75)
Repurchases of common shares	24	(1,400)	(200)
Dividends paid on preference shares		(2)	(2)
Dividends paid on common shares	24	(773)	(730)
Other financing activities		11	(9)
Net cash used in financing activities		(2,273)	(644)
(Decrease) increase in cash and bank overdrafts		(1,004)	963
Translation adjustments		(5)	(1)
Cash and bank overdrafts at beginning of period		1,787	825
Cash and bank overdrafts at end of period		778	1,787
Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	12	778	1,787
Supplemental cash flow information is provided in note 28.
Interest paid, net of debt-related hedges		(165)	(164)
Interest received		3	8
Income taxes paid	28	(1,066)	(164)
Interest received and interest paid are reflected as operating cash flows.
Income taxes paid are reflected as either operating or investing cash flows depending on the nature of the underlying transaction.
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2021

THOMSON REUTERS CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized (loss) gain on financial instruments	Foreign currency translation adjustments	Total accumulated other comprehensive loss (“AOCL”)	Total equity
Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980
Net earnings	-	-	-	5,689	-	-	-	5,689
Other comprehensive income (loss)	-	-	-	170	33	(155)	(122)	48
Total comprehensive income (loss)	-	-	-	5,859	33	(155)	(122)	5,737
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(797)	-	-	-	(797)
Shares issued under Dividend Reinvestment Plan (“DRIP”)	24	-	24	-	-	-	-	24
Repurchases of common shares (see note 24)	(78)	-	(78)	(1,122)	-	-	-	(1,200)
Stock compensation plans	148	(56)	92	-	-	-	-	92
Balance, December 31, 2021	3,813	1,683	5,496	9,149	25	(836)	(811)	13,834

(millions of U.S. dollars)	Stated share capital	Contributed surplus	Total capital	Retained earnings	Unrecognized loss on financial instruments	Foreign currency translation adjustments	AOCL	Total equity
Balance, December 31, 2019	3,576	1,801	5,377	4,965	(3)	(779)	(782)	9,560
Net earnings	-	-	-	1,122	-	-	-	1,122
Other comprehensive income (loss)	-	-	-	63	(5)	98	93	156
Total comprehensive income (loss)	-	-	-	1,185	(5)	98	93	1,278
Dividends declared on preference shares	-	-	-	(2)	-	-	-	(2)
Dividends declared on common shares	-	-	-	(753)	-	-	-	(753)
Shares issued under DRIP	23	-	23	-	-	-	-	23
Repurchases of common shares (see note 24)	2	-	2	(2)	-	-	-	-
Pre-defined share repurchase plan	(18)	-	(18)	(182)	-	-	-	(200)
Stock compensation plans	136	(62)	74	-	-	-	-	74
Balance, December 31, 2020	3,719	1,739	5,458	5,211	(8)	(681)	(689)	9,980
The related notes form an integral part of these consolidated financial statements.

Thomson Reuters Annual Report 2021

Thomson Reuters Corporation
Notes to Consolidated Financial Statements
(unless otherwise stated, all amounts are in millions of U.S. dollars)
Note 1
: Summary of Business and Significant Accounting Policies
General business description
Thomson Reuters Corporation (the “Company” or “Thomson Reuters”) is an Ontario, Canada corporation with common shares listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and Series II preference shares listed on the TSX. The Company is a leading provider of business information services. The Company’s products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.
These consolidated financial statements were approved by the Company’s board of directors on March 2
, 2022
.
Change Program
In February 2021
, the Company announced a
two-year
Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company (see note 5)
.
Basis of preparation
These consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), on a going concern basis, under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.
The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving more judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2
.
References to “$” are to U.S. dollars, references to “C$” are to Canadian dollars, references to “£” are to British pounds sterling and references to “€” are to Euros.
Principles of consolidation
The consolidated financial statements of the Company include the accounts of all of its subsidiaries.
Subsidiaries
Subsidiaries are entities over which the Company has control, where control is defined as having power over the investee, exposure, or rights, to variable returns from involvement with the investee, and the ability to use the power over the investee to affect the amount of those returns. Generally, the Company has a shareholding of more than 50% of the voting rights in its subsidiaries. The effect of potential voting rights that are currently exercisable are considered when assessing whether control exists. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated
from the date control ceases.
The acquisition method of accounting is used to account for the acquisition of subsidiaries as follows:

•
Acquisition cost is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange, excluding transaction costs which are expensed as incurred;

•	Identifiable assets acquired and liabilities assumed are measured at their fair values at the acquisition date;

•	The excess of acquisition cost over the fair value of the identifiable net assets acquired is recorded as goodwill;

•
If the acquisition cost is less than the fair value of the net assets acquired, the fair value of the net assets is re-assessed,
and any remaining difference is recognized directly in the consolidated income statement;

•
Contingent consideration is measured at fair value on the acquisition date, with subsequent changes in the fair value recorded through the consolidated income statement when the contingent consideration is a financial liability. Contingent consideration is not re-measured
when it is an equity instrument; and

Thomson Reuters Annual Report 2021

•	Upon gaining control in a step acquisition, the existing ownership interest is re-measured to fair value through the consolidated income statement.
Intercompany transactions between subsidiaries are eliminated in consolidation.
Equity method investees
Equity method investees are entities over which the Company has significant influence, but not control, and includes joint ventures, where the Company has joint control with one or more unaffiliated entities. Generally, the Company has a shareholding of between 20% and 50
% of the voting rights in its equity method investees. Investments in equity method investees are accounted for using the equity method as follows:

•	Investments are initially recognized at cost and are reported in the consolidated statement of financial position;

•	Equity method investees include goodwill identified on acquisition, net of any accumulated impairment loss;

•
The Company’s share of post-acquisition profits or losses is recognized in the consolidated income statement and the Company’s share of other comprehensive income or losses is recognized in the consolidated statement of comprehensive income, and both are adjusted against the carrying amount of the investments;

•
When the Company’s share of losses equals or exceeds its interest in the investee, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the investee;

•	Gains and losses on transactions between the Company and its equity method investees are eliminated to the extent of the Company’s interest in these entities;

•
Dividends received or a receivable from equity method investees are recognized as a reduction in the carrying amount of the investment. Dividends received are included within “Net cash used in investing activities” in the consolidated statement of cash flow; and

•
Equity method investees are assessed for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable and at the end of each reporting period for indicators of impairment.

Upon loss of significant influence, any retained interest in the investee is remeasured to its fair value with the change in carrying amount recognized in other operating gains or losses in the consolidated income statement.
The accounting policies of subsidiaries and equity method investees were changed where necessary to ensure consistency with the Company’s policies.
Operating segments
The Company’s operating segments are organized around the customers it serves and are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The Chief Executive Officer has authority for resource allocation and assessment of the Company’s performance and is therefore the CODM.
Foreign currency
The consolidated financial statements are presented in U.S. dollars, which is the Company’s presentation currency. The financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (the “functional currency”).

•
Assets and liabilities of entities with functional currencies other than U.S. dollars are translated to U.S. dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive loss in shareholders’ equity. For entities operating in countries where the currency has been designated as hyperinflationary, the assets, liabilities and results of their operations are translated at the period end rates of exchange, after re-indexing
the local currency balances for the most recent inflation rates
.

Thomson Reuters Annual Report 2021

•
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiary, are recognized in the consolidated income statement, except for qualifying cash flow hedges which are deferred in accumulated other comprehensive loss in shareholders’ equity.

•
Foreign exchange gains and losses arising from borrowings and related hedging instruments, cash and cash equivalents, intercompany loans that are not permanent in nature and foreign exchange contracts are presented in the consolidated income statement within “Finance costs, net”.

•	Foreign exchange gains and losses related to certain intercompany loans that are permanent in nature are included in accumulated other comprehensive loss.

•	All other foreign exchange gains and losses are presented in the consolidated income statement within “Operating expenses”.
Accumulated foreign exchange gains and losses are recycled from accumulated other comprehensive loss to “Other operating gains (losses), net” or to discontinued operations, as applicable, within the consolidated income statement upon loss of control, significant influence or joint control of the applicable entity, including foreign exchange amounts relating to settled intercompany loans that had previously been considered permanent.
Revenue recognition
Revenues are recognized when control of the Company’s products or services is transferred to customers. The amount of revenues recognized reflects the consideration to which the Company expects to be entitled. Such consideration is net of estimated returns, discounts, value-added and other sales taxes.
The Company derives its revenues from selling information, software and services. Revenues are generally recognized as follows:
Recurring revenues
Recurring revenues are generally recognized on a ratable basis over the contract term.
Recurring revenues primarily consist of fees to access products or services delivered electronically over time, such as Westlaw and Checkpoint. These products are generally provided under subscription arrangements, which most customers renew at the end of each subscription term. Most subscription arrangements have multiple year terms that range from one to five years. Recurring revenues also include fees from software maintenance arrangements that are recognized over the maintenance period. Arrangements may be billed in advance or in arrears.
Transactions revenues
Transactions revenues are recognized primarily at a point in time and based on their type, as follows:

•	Volume-based fees related to online searches are recognized based on usage;

•	Fees from software licenses with no future obligations are recognized at the point of delivery; and

•	Professional fees from service and consulting arrangements are recognized as services are performed, generally based on hours incurred, reflecting the continuous transfer of control to the customer.
Transactions revenues may be billed in advance or in arrears.
Print revenues
Print revenues that are sold under subscription agreements, which provide access to a library of print products as well as updates released during the subscription term, are generally recognized on a ratable basis over the contract term and may be billed in advance or in arrears. Revenues for print products that are not sold as part of a subscription arrangement are recognized at the point of shipment and billed at the same time.
Print revenues consist of fees for content that is delivered primarily in traditional paper format.

Thomson Reuters Annual Report 2021

The Company also considers the following when recognizing revenues:
Multiple performance obligations

Certain customer contracts include multiple products and services, which are accounted for as separate performance obligations when they are distinct. A product or service is distinct if a customer can benefit from it either on its own or with other readily available resources, and the promise to transfer the product or service is separately identifiable in the contract. The transaction price is allocated to the separate performance obligations based on the relative standalone selling price.
A series of distinct products or services is accounted for as a single performance obligation if the items in the series are substantially the same, have the same pattern of transfer and: (1) each distinct item in the series represents a performance obligation that would be satisfied over time, and (2) the measure to satisfy the performance obligation for each distinct item in the series is the same.
Certain arrangements include installation or implementation services. If these services are distinct, consideration is allocated to them and they are recognized as services are performed and included as transaction revenues. If the services are not distinct, they are recognized as part of the related subscription arrangement or as part of the related software license, as applicable.
Sales involving third parties
Revenues from sales of third-party content or services delivered on the Company’s platforms are recorded gross when the Company is a principal to the transaction, and net of costs when the Company is acting as an agent between the customer and the vendor. The Company considers several factors to determine whether it is acting as principal or an agent, most notably whether it is primarily responsible for (1) fulfilling the promise to provide the content or services, (2) setting the price, and (3) the credit risk for the amount billed to the customer.
Deferred revenue
Deferred revenue, a contract liability, is recorded when cash payments are received or due in advance of the transfer of the related products or services.
Contract costs
Incremental costs of obtaining a contract with a customer are recognized as an asset if the benefit of such costs is expected to be longer than one year, and amortized on a straight-line basis over the period that the product or service is transferred to the customer. Incremental costs include sales commissions to direct sales people as well as to account executives and sales management. Sales commissions on new customer contracts are generally paid at significantly higher rates than renewals. As such:

•
Assets related to new customer contracts are amortized over three years, which may anticipate renewal periods, as management estimates that this corresponds to the period over which a customer benefits from existing technology in the underlying product or service; and

•	Assets related to renewal of customer contracts are amortized over the term of the contract if they are commensurate with previous renewals commissions.
The Company recognizes the following assets, “Deferred commissions” short-term, included within “Prepaid expenses and other current assets” and “Deferred commissions” long-term, included within “Other non-current
assets” in the consolidated statement of financial position for costs to obtain a contract.
The Company recognizes the incremental cost of obtaining a contract as an expense when incurred, if the amortization period is one year or less.

Thomson Reuters Annual Report 2021

Employee future benefits
The net
periodic pension expense of defined benefit pension plans and other post-employment benefits is actuarially determined on an annual basis using the projected unit credit method. The determination of benefit expense requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Actual results will differ from results which are estimated based on assumptions. Past service cost arising from plan amendments are recognized immediately in the consolidated income statement.
The asset or liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability. All actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognized immediately in retained earnings and included in the consolidated statement of comprehensive income. For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan.
Payments to defined contribution plans are expensed as incurred.
Share-based compensation plans
The Company operates equity-settled share-based compensation plans under which it receives services from employees as consideration for equity instruments of the Company.
Share-based compensation expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recognized over the vesting period, which is the period over which the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses
its estimates of the number of awards that are expected to vest and recognizes the impact in the consolidated income statement.
Termination benefits
Termination benefits are generally payable when an employee is terminated before the normal retirement date. The associated charges are recognized when the Company can no longer withdraw the offer of termination benefits because it has communicated to the affected employees a termination plan that is unlikely to change, describing (a) the type and amount of benefits, (b) the number, job classifications or functions and locations of employees to be terminated and (c) the plan’s expected completion date.
Profit sharing and bonus plans
Liabilities for profit sharing and bonuses are recognized based on a formula that takes into consideration various financial metrics after certain adjustments. The Company recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation to make such compensation payments.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.
Trade receivables
Trade receivables are amounts due from customers from providing services or the sale of products in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortized cost, less impairment. Trade receivables are classified as current assets if payment is due within one year or less.

Thomson Reuters Annual Report 2021

The Company maintains an allowance for doubtful accounts and sales adjustments to provide for impairment of trade receivables. The expense relating to doubtful accounts is included within “Operating expenses” in the consolidated income statement. Revenues are recorded net of sales adjustments.
Property and equipment
Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	10-40 years
Computer equipment	3 years
Furniture, fixtures and other equipment	5-7 years
Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.
Intangible assets
Computer software
Certain costs incurred in the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;

•	Management intends to complete the software product and use or sell it;

•	There is an ability to use or sell the software product;

•	It can be demonstrated how the software product will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Costs
that qualify for capitalization include both internal and external costs but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in “Computer software, net” in the consolidated statement of financial position. These costs are amortized over a three-year expected useful life. Amortization expense is included in “Amortization of computer software” in the consolidated income statement. Residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.
Cloud computing arrangements
In a cloud computing arrangement, the Company is granted a right to access software and other technology capabilities at a third-party provider through the internet. These arrangements typically do not allow the Company to acquire, take possession or control the underlying assets of the provider. Costs associated with cloud computing arrangements are generally expensed as incurred because they generally do not meet software capitalization criteria.
The Company capitalizes costs to develop software that is hosted in the public cloud when:

•	It has the contractual right to take possession of the software from the cloud provider without significant penalty; and

•	It can demonstrate that it is feasible for the Company to run the software on its own hardware or that of another provider.
The Company capitalizes costs to migrate software from
on-premise
data centers to the public cloud when the software is either rebuilt specifically for the cloud or has been significantly optimized to run in a cloud environment.

Thomson Reuters Annual Report 2021

Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost. Gains and losses on the disposal of an entity include an allocation of goodwill.
Other identifiable intangible assets
Upon acquisition, identifiable intangible assets are recorded at fair value and are carried at cost less accumulated amortization.
Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Trade names	3-20 years
Customer relationships	6-30 years
Databases and content	5-30 years
Other	10-30 years
Useful lives are reviewed at the end of each reporting period and adjusted if appropriate.
Impairment
When the recoverable amount of assets is less than their carrying amount, an impairment charge is recognized in the consolidated income statement. Impairment losses, other than those relating to goodwill, are evaluated for potential reversals when events or changes in circumstances warrant such consideration.
Intangible assets
The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable and at the end of each reporting period for indicators of impairment. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. Additionally, the carrying values of goodwill and identifiable intangible assets with indefinite lives are tested annually for impairment. For purposes of impairment testing:

•
Goodwill is allocated to cash-generating units (“CGUs”) or groups of CGUs based on the level at which management monitors it, which is not higher than an operating segment. Goodwill is allocated to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose; and

•	Identifiable intangible assets with indefinite lives are allocated to the CGU with which they are associated, or compared to the excess fair value of all the CGUs if they are a corporate asset.
Financial assets
The Company estimates credit losses for trade receivables by aggregating similar customer types together, because they tend to share similar credit risk characteristics, taking into consideration the number of days the receivable is past due. Provision rates for the allowance for doubtful accounts are based on historical credit loss experience and calibrated, based on management’s judgment, with forward looking information about a debtor’s ability to pay.
The fair value measurement of other receivables and derivative instruments considers credit risk of the counterparty. The fair value measurement of equity investments that are accounted for as other financial assets considers information such as quoted prices.
Non-financial
assets
The carrying value of a
non-financial
asset with a finite life, such as property and equipment and computer software, is assessed for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable and at the end of each reporting period for indicators of impairment. The recoverable amount is the higher of an asset’s fair value less costs of disposal or its value in use. An asset is assessed for impairment at the lowest level that the asset generates cash inflows that are largely independent of cash inflows from other assets. The lowest level may be an individual asset or a group of assets that form a CGU.

Thomson Reuters Annual Report 2021

Disposal of long-lived assets and discontinued operations
Long-lived assets are classified as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continued use and such sale is considered highly probable. The criteria for classification as held for sale include a firm decision by management or the board of directors to dispose of a business or a group of selected assets, an active marketing plan, and the expectation that such disposal will be completed within a
12-month
period. Assets held for sale are measured at the lower of their carrying amounts or their fair value less costs of disposal and are no longer depreciated. Assets held for sale are classified as discontinued operations if the operations and cash flows can be clearly distinguished operationally and for financial reporting purposes from the rest of the Company and they:

•	Represent a separate major line of business or geographical area of operations;

•	Are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Are a subsidiary acquired exclusively with a view to resale.
Trade payables
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Trade payables are classified as current liabilities if payment is due within one year or less.
Provisions
Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation due to past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.
Indebtedness
Debt is recognized initially at fair value, net of transaction costs. Debt is subsequently stated at amortized cost with any difference between the proceeds (net of transactions costs) and the redemption value recognized in the consolidated income statement over the term of the debt using the effective interest method. Where a debt instrument is in a fair value hedging relationship, a fair value adjustment is made to its carrying value to reflect hedged risk. Interest on indebtedness is expensed as incurred unless capitalized for qualifying assets in accordance with IAS 23
,
Borrowing Costs
.
Debt is classified as a current liability unless the Company has an unconditional right to defer settlement for at least 12 months after the end of the reporting period.
Leases
A contract is or contains a lease if it conveys the right to control the use of an identified asset for a specified period in exchange for consideration. When the Company leases assets from third parties, the Company is the lessee. When the Company leases assets to third parties, the Company is the lessor.
Lessee
At the lease commencement date, a
right-of-use
asset for the underlying leased asset and corresponding lease liability are recognized in the consolidated statement of financial position measured on a present value basis. Lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the Company uses its incremental borrowing rate, which is the interest rate that the Company would pay to borrow funds to obtain an asset of a similar value to the right-of-use
asset with a comparable security, economic environment and term.
The
right-of-use
asset is included in “Property and equipment, net”, the current lease liability is included in “Other financial liabilities –
current” and the long-term lease liability is included in “Provisions and other non-current
liabilities” within the consolidated statement of financial position.

Thomson Reuters Annual Report 2021

Right-of-use
assets are measured based on a number of factors including:

•	The initial amount of the lease liability;

•	Lease payments made at or before the commencement date; and

•	Initial direct costs and expected restoration costs.
Lease liabilities are measured as the present value of
non-cancellable
payments over the lease term, which may include:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

•	Variable lease payments that are based on an index or a rate (including inflation-linked payments);

•	Amounts expected to be payable under residual value guarantees;

•	Exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

•	Penalty payments for terminating the lease, if the lease term reflects the Company exercising that option.
Where exercise of renewal or termination options is deemed reasonably certain, such assumptions are reflected in the valuation of the right-of-use
asset and lease liability. The reasonably certain assessment is made at the lease commencement date and re-assessed
if there is a material change in circumstances supporting the assessment.
Lease payments are apportioned between the liability and a finance charge, which is reported within “Finance costs, net” in the consolidated income statement. The right-of-use
asset is depreciated over the shorter of the asset’s useful life or the lease term on a straight-line basis and presented within “Depreciation” in the consolidated income statement.
Most of the Company’s leases are comprised of property leases, for which fixed payments covering lease and non-lease
components are included in the value of the
right-of-use
assets and lease liabilities.
Payments for leases with a term of 12
months or less and certain
low-value
leases are recognized on a straight-line basis within “Operating expenses” in the consolidated income statement and are not recognized in the consolidated statement of financial position.
Lessor
Lessor arrangements are classified as finance leases when substantially all the risks and rewards of the underlying asset transfer to the lessee. A receivable, equal to the net investment in the lease, is recognized on the consolidated statement of financial position at the commencement date with an offset to the underlying asset. The receivable is measured as the present value of non-cancellable
payments to be received by the Company over the lease term. The payments are discounted using the interest rate implicit in the lease, if this can be readily determined, or at the Company’s incremental borrowing rate, if the implicit rate cannot be determined. A gain or loss is recorded in “Other operating gains (losses), net” within the consolidated income statement for the difference between the carrying value of the underlying asset and the lease receivable. Lease payments are apportioned between the lease receivable and finance income, which is reported within “Finance costs, net” in the consolidated income statement.
When the Company retains the risks and rewards of the underlying asset, the arrangement is classified as an operating lease. Payments received under operating leases are recognized as income on a straight-line basis over the lease term within “Operating expenses” in the consolidated income statement. The carrying value of the underlying asset is retained on the consolidated statement of financial position and amortized over the remaining term, determined as the shorter of the estimated useful life of the asset or the remaining lease term.
Financial assets
Purchases and sales of financial assets are recognized on the settlement date, which is the date on which the asset is delivered to or by the Company. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:
Financial assets at fair value through the consolidated income statement

•	Classification
Financial assets are classified at fair value through the consolidated income statement if acquired primarily for the purpose of selling in the short-term, such as financial assets held for trading, or if so designated by management. This category primarily includes money market accounts, receivables under indemnification arrangements (see note 30), and, in 2020, warrants the Company held in Refinitiv prior to its sale to London Stock Exchange Group plc (“LSEG”) on January 29, 2021 (see note 8).

Thomson Reuters Annual Report 2021

•	Recognition and measurement
Financial assets in this category are initially recognized, and subsequently carried, at fair value, with changes recognized in the consolidated income statement. Transaction costs are expensed.
Financial assets at amortized cost

•	Classification
This category includes cash and trade and other receivables, which represent non-derivative
financial assets that are held for the purpose of collecting their contractually fixed or determinable payments. Receivables are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current
assets.

•	Recognition and measurement
Trade and other receivables are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method.
Financial assets at fair value through other comprehensive income

•	Classification
These financial assets are
non-derivatives
that are irrevocably designated in this category and are included in other non-current
financial assets unless management intends to dispose of them within 12 months from the end of the reporting period. This category includes equity investments, which are not held-for-trading
and do not qualify as associates accounted for under the equity method.

•	Recognition and measurement
These financial instruments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value with changes recognized in other comprehensive income or loss. The amounts presented in accumulated other comprehensive income or loss are not subsequently recycled to the consolidated income statement.

Offsetting financial instruments
Financial assets and liabilities are offset and reported net in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or to simultaneously realize the asset and settle the liability. Bank overdrafts in cash pooling arrangements may only be netted against cash and cash equivalents when settlement occurs on or about the end of the reporting period.
Derivative financial instruments and hedging
Derivatives are initially recognized at fair value on the date a contract is entered and are subsequently re-measured
at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and the nature of the item being hedged.
The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
Non-performance
risk, including the Company’s own credit risk, is considered when determining the fair value of financial instruments.
The Company designates certain derivatives as either:

•	Fair value hedges
These are hedges of the exposure to changes in fair value of a recognized asset or liability or unrecognized firm commitment. Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the consolidated income statement together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Thomson Reuters Annual Report 2021

•	Cash flow hedges
These are hedges of the exposure to variability in cash flows of a recognized asset or liability or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives that are designated as a cash flow hedge is recognized in other comprehensive income or loss. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. Additionally:

—	amounts accumulated in other comprehensive income or loss are recycled to the consolidated income statement in the period when the hedged item will affect earnings;

—
when a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss in other comprehensive income or loss remains in other comprehensive income or loss and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement; and

—
when a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income or loss is immediately recognized in the consolidated income statement.

Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges, are not designated as hedges for accounting purposes. Changes in the fair value of derivatives that are not designated as hedges for accounting purposes are recognized within “Other finance income” or “Operating expenses” in the consolidated income statement consistent with the underlying nature and purpose of the derivative instruments. Settlements from these instruments are classified within the cash flow line item where the economic hedge relationship exists in the consolidated statement of cash flow.
Taxation
Tax expense comprises current and deferred income tax. Tax is recognized in the consolidated income statement except to the extent it relates to items recognized in other comprehensive income or loss or directly in equity.
Current tax
Current tax expense is based on the results for the period as adjusted for items that are currently not taxable or not deductible. Current tax is calculated using tax rates and laws that were enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Provisions are established where appropriate based on amounts expected to be paid to the tax authorities.
Deferred tax
Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statement of financial position. Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted at the end of each reporting period, and which are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
Deferred tax liabilities:

•	Are generally recognized for all taxable temporary differences;

•
Are recognized for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the reversal of the temporary difference can be controlled, and it is probable that the difference will not reverse in the foreseeable future or create a tax liability; and

•	Are not recognized on temporary differences that arise from goodwill that is not deductible for tax purposes.
Deferred tax assets:

•	Are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized; and

•
Are reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Thomson Reuters Annual Report 2021

Deferred
tax assets and liabilities are not recognized in respect of temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.
Accounting pronouncements effective in future periods
In February 2021
, the IASB issued
Disclosures of Accounting Policies
, amendments to International Accounting Standard (“IAS”) 1
,
Presentation of Financial Statements
, and IFRS Practice Statement 2
,
Making Materiality Judgements
, which require companies to disclose their material accounting policies rather than their significant accounting policies. The amendments define material accounting policies as those policies that, when considered together with other information included in the financial statements, can reasonably be expected to influence decisions users make based on those financial statements. The amendments also encourage more entity-specific information within policy disclosures. The amendments are effective for annual reporting periods beginning on or after January 1,
2023
. Early application is permitted. The Company
is assessing the impact of these amendments on its financial statement disclosures.
Other pronouncements
issued by the IASB and International Financial Reporting Interpretations Committee (“IFRIC”) are not applicable or consequential to the Company.
Note 2: Critical Accounting Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the actual results.
The global economy has recently experienced substantial disruption due to concerns regarding resurgences and new strains of
COVID-19,
measures intended to mitigate the pandemic’s impact, and other events and macroeconomic factors. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.
The following discussion sets forth management’s:

•	Most critical estimates and assumptions in determining the value of assets and liabilities; and

•	Most critical judgments in applying accounting policies.
Critical accounting estimates and assumptions
Allowance for doubtful accounts and sales adjustments
The Company must assess whether accounts receivable are collectible from customers. Accordingly, management establishes an allowance for expected losses arising from non-payment
and other sales adjustments, taking into consideration customer creditworthiness, current economic trends, experience and expected credit losses. If future collections differ from estimates, future earnings would be affected. At December 31,
2021
, the combined

allowances were $79 million, or 7%, of the gross trade accounts receivable balance of $1.1 billion. An increase to the reserve based on 1% of accounts receivable would have decreased pre-tax
earnings by approximately $11 million for the year ended December 31
, 2021
.
Computer software
Computer software
represented $0.8
 billion of total assets in the consolidated statement of financial position at December 31
, 2021
. A significant portion of ongoing expenditures relate to software that is developed as part of electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software licensed directly to customers. As part of the software development process, management must estimate the expected period of benefit over which capitalized costs should be amortized. The basis of these estimates includes the timing of technological obsolescence, economic and competitive pressures, historical experience and internal business plans for the use of the software. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.

Thomson Reuters Annual Report 2021

Other identifiable
 intangible assets and goodwill
Other identifiable intangible assets and goodwill represented $3.3 billion and $5.9 billion, respectively, of total assets in the consolidated statement of financial position at December 31,
2021
. Other identifiable intangible assets and goodwill arise out of business combinations. Business combinations are accounted for under the acquisition method of accounting, which requires the Company to identify and attribute values to the intangible assets acquired based on their estimated fair value as well as to estimate their useful lives. These determinations involve significant estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. The excess of acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.
Subsequent to acquisition, the Company tests other identifiable intangible assets and goodwill for impairment as required. The outcome of these tests is highly dependent on management’s latest estimates and assumptions regarding cash flow projections, economic risk and weighted-average cost of capital. Specifically, cash flow projections could be impacted by deterioration in macroeconomic conditions, including potential impacts of regulation on customers, changes in customer buying patterns or competitive pressures. The Company’s assumption of perpetual growth could be impacted by changes in long-term outlooks for global inflation. Additionally, the discount rate, tax rate and revenue or EBITDA multiples used in various impairment tests are based on those for comparable companies, which are driven by market conditions and prevailing tax laws.
If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, the Company could record increased amortization or impairment charges in the future.
See note 18
for discussion of the annual impairment testing of goodwill.
Employee future benefits
The Company sponsors defined benefit plans providing pension and other post-employment benefits to covered employees. The determination of benefit expense associated with employee future benefits requires assumptions such as the discount rate, which is used to measure service cost, benefit plan obligations and the net interest income (expense) on the net benefit plan assets (obligations). Other significant assumptions include expected mortality, the expected rate of increase with respect to future compensation and pension payments as well as the expected healthcare cost trend rate. Because the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results will differ from results which are estimated based on assumptions. In December 2020
, the Company amended its most significant defined benefit plan such that employees will stop accruing benefits on January 1
, 2023
. This
amendment eliminated the need for management to make assumptions about future compensation after that date. See note 26 for further details about the impact of this amendment on the consolidated financial statements.
Income taxes
The Company computes an income tax provision in each of the jurisdictions in which it operates. These income tax provisions include amounts that are based upon the Company’s estimates and assumptions regarding prices and values used to record intercompany transactions. Actual amounts of income tax expense only become final upon filing and acceptance of the tax return by the relevant authorities, which occurs after the issuance of the financial statements. Additionally, estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, earnings would be affected in a subsequent period.
In interim periods, the income tax provision is based on estimates of full-year earnings by jurisdiction. The average annual effective income tax rates are re-estimated
at each interim reporting date. To the extent that forecasts differ from actual results, adjustments are recorded in subsequent periods. See note 9 for further details on income taxes including a discussion on sensitivity.

Thomson Reuters Annual Report 2021

The Company has deferred tax assets in connection with the intercompany transfer of certain operations. The determination of these assets requires management to make significant estimates and assumptions about the fair value of the related operations. Critical estimates include, but are not limited to, internal revenue and expense forecasts and discount rates, while critical assumptions include those regarding macroeconomic conditions and prevailing tax laws. The discount rates used in the income method to reduce expected future cash flows to present value are derived from a weighted-average cost of capital analysis and are adjusted to reflect the inherent risks related to the cash flow. Although the Company believes its assumptions and estimates are reasonable and appropriate, they are based in part on historical experience and are inherently uncertain. Unanticipated events and circumstances may occur that could differ adversely from the Company’s assumptions and estimates, which could require the Company to reduce its deferred tax assets in future periods.
Critical judgments in applying accounting policies
Revenue recognition
To determine the appropriate revenue recognition for its products and services, management must assess whether multiple products and services in customer contracts are distinct performance obligations that should be accounted for separately, or whether they must be accounted for together. In making the determination, management considers, for example, whether the Company regularly sells a product or service separately, or whether the products or services are highly interrelated. Management must also determine the standalone selling price (SSP) for each distinct performance obligation. The
Company typically has more than one
SSP for individual products and services due to the stratification of its offerings by customer. As a result, management determines the SSP taking into consideration market conditions and other factors, including the value of its contracts, the product or service sold, the customer’s market, geographic location, and the number and types of users in each contract. Finally, management must also estimate the period over which to amortize assets arising from incremental costs of obtaining a contract. As management estimates that this period corresponds to the period over which a customer benefits from existing technology in the underlying product or service, this judgment is closely linked with the determination of software amortization periods.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations in the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings. As a result, the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. Where the outcome of these tax-related
matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. At December 31
, 2021
, the liability associated with uncertain tax positions was $214 million and is primarily included within “Current tax liabilities” on the consolidated statement of financial position.
Deferred Tax Assets
Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilized, and are reduced to the extent that it is not probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. In evaluating deferred tax assets, management must make judgments to assess the future taxable profits and likely outcomes of unresolved tax audits associated with the relevant jurisdictions. As of December 31, 2021, the Company had deferred tax assets of
$1,691 million and disclosed unrecognized deferred tax assets of $1,179 million (see note 23)
.

Thomson Reuters Annual Report 2021

Note 3
: Revenues
Revenues by type and geography
The following tables disaggregate revenues by type and geography and reconciles them to reportable segments (see note 4)
.

Revenues by type	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News		Global Print		Total
Year ended December 31,	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Recurring	2,523	2,367	1,218	1,143	733	682	576	566	-	-	5,050	4,758
Transactions	189	168	231	224	173	154	98	62	-	-	691	608
Global Print	-	-	-	-	-	-	-	-	609	620	609	620
Eliminations/Rounding	-	-	-	-	-	-	-	-	-	-	(2)	(2)
Total	2,712	2,535	1,449	1,367	906	836	674	628	609	620	6,348	5,984

Revenues by geography (country of destination)	Legal Professionals		Corporates		Tax & Accounting Professionals		Reuters News			Global Print		Total
Year ended December 31,	2021	2020	2021	2020	2021	2020	2021	(1)	2020	2021	2020	2021	2020
U.S.	2,139	2,027	1,197	1,129	750	704	119		418	424	436	4,629	4,714
Canada (country of domicile)	64	51	10	10	33	27	4		4	83	81	194	173
Other	25	19	49	45	90	76	7		9	17	17	188	166
Americas (North America, Latin America, South America)	2,228	2,097	1,256	1,184	873	807	130		431	524	534	5,011	5,053
U.K.	276	249	107	109	19	15	376		35	41	41	819	449
Other	69	60	49	41	-	2	110		105	16	15	244	223
EMEA (Europe, Middle East and Africa)	345	309	156	150	19	17	486		140	57	56	1,063	672
Asia Pacific	139	129	37	33	14	12	58		57	28	30	276	261
Eliminations/Rounding	-	-	-	-	-	-	-		-	-	-	(2)	(2)
Total	2,712	2,535	1,449	1,367	906	836	674		628	609	620	6,348	5,984
(1)
Revenues from the Reuters News agreement with LSEG’s Refinitiv business were moved from the U.S. to the U.K. in January
2021
following the sale of Refinitiv, a U.S. company, to LSEG, a U.K. company.
Contract liabilities

	December 31,

	2021	2020	2019
Deferred revenue	874	866	833
Deferred revenue at December 31
, 2021
increased compared to the balance at December 31
, 2020
as cash payments received or due in advance of satisfying performance obligations exceeded $817 million of revenues recognized from the deferred revenue balance at the beginning of the period.
Deferred revenue at December 31
, 2020
increased compared to the balance at December 31
, 2019
as cash payments received or due in advance of satisfying performance obligations exceeded $786 million of revenues recognized from the deferred revenue balance at the beginning of the period.
Costs to obtain a contract
Amortization of deferred commissions was $139 million and $128 million for the years ending December 31
, 2021
and 2020, respectively, and was recorded within ”Operating expenses” in the consolidated income statement.

Thomson Reuters Annual Report 2021

Remaining performance obligations
As of December 31
, 2021
, remaining performance obligations were $16.7 billion (2020
-
$16.0 billion), including the portion recorded as deferred revenue. The Company expects to recognize these revenues as follows:

	December 31,

	2021	2020
1 year	25%	25%
Between 1 and 2 years	13%	13%
Between 2 and 3 years	8%	8%
Later than 3 years	54%	54%
The remaining performance obligations later than three
years largely relate to an agreement under which the Reuters News business supplies news and editorial content to LSEG’s Refinitiv business for a minimum amount of revenue through October 1
, 2048
. In 2021
, the Company recorded $339 million (2020
-
$336 million) of revenues under this agreement, which represent the current minimum annual value. However, these revenues may increase further as the contract requires adjustments related to changes in the consumer price index and foreign exchange rates (see note 31). As permitted by IFRS 15,
Revenue from
Contracts with Customers
, the Company excluded performance obligations for contracts with an original expected duration of less than one year from its disclosure.
Note 4: Segment Information
The Company is organized as five reportable segments, reflecting how the businesses are managed. The accounting policies applied by the segments are the same as those applied by the Company. The segments offer products and services to target customers as described below.
Legal Professionals
The Legal Professionals segment serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.
Corporates
The Corporates segment serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with the Company’s full suite of content-enabled technology solutions for in-house
legal, tax, regulatory, compliance and IT professionals.
Tax & Accounting Professionals
The Tax & Accounting Professionals segment serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by the Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.
Reuters News
The Reuters News segment supplies business, financial, and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and the Refinitiv business of LSEG.
Global Print
The Global Print segment provides legal and tax information primarily in print format to customers around the world.
The Company also reports “Corporate costs”, which includes expenses for corporate functions and the
Change Program which are centrally managed, and does not qualify as a reportable segment.

Thomson Reuters Annual Report 2021

	Year ended December 31,

	2021	2020
Revenues
Legal Professionals	2,712	2,535
Corporates	1,449	1,367
Tax & Accounting Professionals	906	836
Reuters News	674	628
Global Print	609	620
Eliminations/Rounding	(2)	(2)
Revenues	6,348	5,984

Adjusted EBITDA
Legal Professionals	1,091	1,001
Corporates	502	460
Tax & Accounting Professionals	373	330
Reuters News	103	73
Global Print	226	242
Total reportable segments adjusted EBITDA	2,295	2,106
Corporate costs	(325)	(131)
Fair value adjustments (see note 5)	8	10
Depreciation	(177)	(184)
Amortization of computer software	(474)	(485)
Amortization of other identifiable intangible assets	(119)	(123)
Other operating gains, net	34	736
Operating profit	1,242	1,929
Net interest expense	(196)	(195)
Other finance income	8	30
Share of post-tax earnings (losses) in equity method investments	6,240	(544)
Tax expense	(1,607)	(71)
Earnings from continuing operations	5,687	1,149

	Additions to Capital Assets (1) and Goodwill

	December 31,
	2021	2020
Legal Professionals	206	382
Corporates	118	119
Tax & Accounting Professionals	90	100
Reuters News	28	28
Global Print	8	22
Reportable segments	450	651
Corporate assets	186	52
Total	636	703
(1) Capital assets include property and equipment, computer software and other identifiable intangible assets.

Thomson Reuters Annual Report 2021

Geographic Information	Non-Current Assets (1)
	December 31,
	2021	2020
U.S.	12,717	7,209
Canada (country of domicile)	1,047	1,034
Other	174	191
Americas (North America, Latin America, South America)	13,938	8,434
U.K.	1,454	1,544
Other	1,951	1,930
EMEA (Europe, Middle East and Africa)	3,405	3,474
Asia Pacific	125	126
Total	17,468	12,034
(1)
Non-current
assets are primarily comprised of property and equipment, computer software, other identifiable intangible assets, goodwill and investments in equity method investees.
In accordance with IFRS 8,
Operating Segments
, the Company discloses certain information about its reportable segments based upon measures used by management in assessing the performance of those reportable segments. These measures are defined below and may not be comparable to similar measures of other companies.
Segment Adjusted EBITDA

•
Segment adjusted EBITDA represents earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, the Company’s share of post-tax
earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments, and corporate related items.

•	The Company does not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of the reportable segments.

•
Each segment includes an allocation of costs, based on usage or other applicable measures, for centralized support services such as technology, customer service, commercial policy, facilities management, and product and content development. Additionally, product costs are allocated when one segment sells products managed by another segment.

Revenues by Classes of Similar Products or Services
The following table sets forth revenues by major type:

	Year ended December 31,

	2021	2020
Electronic, software & services	5,739	5,364
Global Print	609	620
Total	6,348	5,984

Thomson Reuters Annual Report 2021

Note 5: Operating Expenses
The components of operating expenses include the following:

	Year ended December 31,

	2021	2020
Salaries, commissions and allowances	2,478	2,269
Share-based payments	76	64
Post-employment benefits	144	135
Total staff costs	2,698	2,468
Goods and services (1)	1,306	1,158
Content	276	274
Telecommunications	50	54
Facilities	48	55
Fair value adjustments (2)	(8)	(10)
Total operating expenses	4,370	3,999
(1) Goods and services include professional fees, consulting and outsourcing services, contractors, selling and marketing, and other general and administrative costs.
(2) Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business.
Operating expenses in 2021 included $183 million related to the Change Program. The charges included severance as well as costs related to technology and market initiatives.
Note 6: Other Operating Gains, Net
Other operating gains, net, were $34 million for the year ended December 31, 2021 and included a $9 million benefit from the revaluation of warrants that the Company previously held in Refinitiv (see note 8), income related to a license that allows LSEG’s Refinitiv business to use the “Reuters” mark to brand its products and services (see note 31), and a gain on the sale of a business.
Other operating gains, net, were $736 million for the year ended December 31, 2020 and included an $82 million benefit from the revaluation of warrants that the Company previously held in Refinitiv, a gain of $472 million related to the sale of an equity method investment, a $119 million gain from an amendment to the Company’s U.S. pension plan (see note 26) and income related to the license for the “Reuters” mark referred to above.
Note 7: Finance Costs, Net
The components of finance costs, net, include interest expense (income) and other finance costs (income) as follows:

	Year ended December 31,

	2021	2020
Interest expense:
Debt	161	156
Derivative financial instruments - hedging activities	(3)	(1)
Other, net	19	14
Fair value gains on cash flow hedges, transfer from equity (see note 19)	(10)	(97)
Net foreign exchange losses on debt	10	97
Net interest expense - debt and other	177	169
Net interest expense - leases	8	10
Net interest expense - pension and other post-employment benefit plans	13	21
Interest income	(2)	(5)
Net interest expense	196	195

Thomson Reuters Annual Report 2021

	Year ended December 31 ,

	2021	2020
Net gains due to changes in foreign currency exchange rates	(27)	(9)
Net losses (gains) on derivative instruments	19	(21)
Other finance income	(8)	(30)
Net gains due to changes in foreign currency exchange rates
Net gains due to changes in foreign currency exchange rates were principally comprised of amounts related to certain intercompany funding arrangements.
Net losses (gains) on derivative instruments
Net losses (gains) on derivative instruments were principally comprised of amounts relating to foreign exchange contracts. The year ended December 31, 2021 included losses related to instruments that are intended to reduce foreign currency risk related to a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling. The year-ended December 31, 2020 included gains associated with foreign exchange contracts and the ineffective portion of cash flow hedges. Refer to note 19 for information regarding the Company’s foreign exchange contracts and derivative financial instruments.
Note 8: Equity Method Investments
On January 29, 2021, the Company and private equity funds affiliated with the Blackstone Group and its subsidiaries (“Blackstone’s consortium”) sold Refinitiv, in which the Company owned a 45% interest, to LSEG in an
all-share
transaction. As a result, equity method investments at December 31, 2021 were primarily comprised of the Company’s indirect investment in LSEG shares, which it holds through its direct investment in York Parent Limited and its subsidiaries (“YPL”), formerly Refinitiv Holdings Limited (“RHL”). YPL is an entity incorporated under the laws of the Cayman Islands and jointly owned by the Company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. As of December 31, 2021, YPL held a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying in aggregate an approximate 30% economic interest and a 24% voting interest in LSEG). At the same date, the Company owned 42.82% of YPL and indirectly owned approximately 72.4 million LSEG shares.
Subject to certain exceptions, the Company and Blackstone’s consortium have otherwise agreed to be subject to a lock-up
for their LSEG shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), the Company and Blackstone’s consortium will become entitled to sell in aggregate one-third
of the LSEG shares that were issued. The
lock-up
arrangement will terminate on January 29, 2025. The ability of current LSEG and former members of Refinitiv senior management to sell shares held by them is also subject to certain restrictions.
YPL is entitled to nominate three
non-executive
LSEG directors for as long as it holds at least 25% of LSEG shares, two LSEG directors for as long as it holds at least 17.5% but less than 25% of LSEG shares and one LSEG director for as long as it holds at least 10% but less than 17.5% of LSEG shares. For so long as YPL is entitled to nominate three directors, one nominee will be a Thomson Reuters representative. Once YPL is released from the lock-up
agreement described above, any disposals of LSEG shares will be subject to orderly marketing restrictions. A standstill restriction also applies to YPL under which it (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods. YPL has also committed to vote its LSEG shares in line with the LSEG Board’s recommendation.
The Company accounts for its investment in LSEG at fair value, based on the share price of LSEG, within “Share of post-tax
earnings (losses) in equity method investments” in the consolidated income statement. The investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which the Company has significant influence. As YPL owns only the financial investment in LSEG shares, which the parties intend to sell over time, and is not involved in operating LSEG or the Refinitiv business of LSEG, the investment in LSEG shares held by YPL is accounted for at fair value. As the investment in LSEG is denominated in British pounds sterling, the Company has entered a series of foreign exchange contracts (see note 19) to mitigate currency risk on its investment.

Thomson Reuters Annual Report 2021

Gain on sale of Refinitiv to LSEG and subsequent sale of LSEG shares
The Company recognized a gain of $8,075 million related to the January
202
1

sale of Refinitiv to LSEG within “Share of
post-tax
earnings (losses) in equity method investments” in the consolidated income statement. As of the January 29, 2021 closing date, the Company indirectly owned approximately 82.5 million LSEG shares, which included 4.5 million shares from the exercise of warrants the Company previously held in Refinitiv. These warrants were a derivative instrument accounted for at fair value each reporting period. Changes in fair value were recorded within “Other operating gains, net” in the consolidated income statement (see notes 6 and 19).
The transaction was predominantly tax deferred for the Company except for $627 million that was paid in 2021. In March 2021, as permitted under a lock-up
exception, approximately 10.1 million of the Company’s LSEG shares were sold for pre-tax
net proceeds of $994 million. Out of these proceeds, the Company paid $223 million of tax on the sale of the shares and $627 million on the taxes due on the LSEG transaction. The proceeds from the sale of the shares by YPL were distributed to the Company as a dividend that reduced the value of the investment. The proceeds and the associated tax payments were presented in “Net cash used in investing activities” within the consolidated statement of cash flow.
The Company’s share of
post-tax
earnings (losses) in equity method investments as reported in the consolidated income statement is comprised of the following:

	Year ended December 31,

	2021	2020
YPL (formerly RHL)	6,233	(554)
Other equity method investments	7	10
Total share of post-tax earnings (losses) in equity method investments	6,240	(544)
In
20
2
1, the Company’s share of
post-tax
earnings in equity method investments was primarily comprised of an $8,075 million gain from the sale of Refinitiv and $75 million of dividend income from its LSEG investment, which were partly offset by a $1,749 million decline in the value of the LSEG investment after the sale and $168 million of post-tax
losses related to the Refinitiv operations prior to the sale.
The composition of equity method investments as reported in the consolidated statement of financial position is comprised of the following:

	December 31,

	2021	2020
YPL (formerly RHL)	6,574	981
Other equity method investments	162	155
Total equity method investments	6,736	1,136
Set forth below is summarized financial information for 100% of YPL (formerly RHL at December 31, 2020).

	Year ended December 31,

	2021	2020
Revenues	551	6,513
Gain related to the sale of Refinitiv to LSEG	18,645	-
Mark-to-market of LSEG shares	(3,895)	-
Dividend income	177	-
Refinitiv net loss prior to its sale to LSEG	(361)	(1,137)
Net earnings (loss)	14,566	(1,137)
Remove: Net earnings attributable to non-controlling interests	(11)	(95)
Net earnings (loss) attributable to YPL (formerly RHL)	14,555	(1,232)
Other comprehensive (loss) income attributable to YPL (formerly RHL)	(214)	330
Total comprehensive income (loss) attributable to YPL (formerly RHL)	14,341	(902)

Thomson Reuters Annual Report 2021

The Company’s share of net earnings (loss) attributable to YPL was $6,233 million in
2021
and reflected changes in the Company’s percentage ownership of RHL and YPL in 2021.
The following table reconciles the net assets attributable to YPL to the Company’s carrying value of its investment in YPL:

	December 31,

	2021	2020
Assets
Current assets	6	2,071
Non-current assets	16,068	21,094
Total assets	16,074	23,165
Liabilities
Current liabilities	4	3,995
Non-current liabilities	189	14,268
Total liabilities	193	18,263
Net assets	15,881	4,902
Non-controlling interests	-	(2,415)
Net assets attributable to YPL (formerly RHL)	15,881	2,487
Net assets attributable to YPL (formerly RHL) - beginning period	2,487	3,278
Net earnings (loss) attributable to YPL (formerly RHL)	14,555	(1,232)
Other comprehensive (loss) income attributable to YPL (formerly RHL)	(214)	330
Other adjustments (1)	253	111
Distribution to owners	(1,200)	-
Net assets attributable to YPL (formerly RHL) - ending period	15,881	2,487
Thomson Reuters % share	42.82%	45%
Thomson Reuters $ share	6,800	1,119
Historical excluded equity adjustment (2)	(226)	(138)
Thomson Reuters carrying amount	6,574	981
(1) Consists of equity transactions excluded from total comprehensive income (loss) attributable to YPL
.
(2) Represents the cumulative impact of equity transactions excluded from the Company’s investment in YPL.
Refer to note 31 for related party transactions with YPL and Refinitiv.
Note 9: Taxation
The components of tax expense for 2021 and 2020 are as follows:

	Year ended December 31,

	2021	2020
Current tax expense	945	302
Deferred tax expense (benefit)	662	(231)
Total tax expense	1,607	71

Thomson Reuters Annual Report 2021

Taxes on items recognized in “Other comprehensive (loss) income” or directly in equity in 2021 and 2020 are as follows:

	Year ended December 31,

	2021	2020
Included in Other comprehensive (loss) income
Deferred tax expense on remeasurement on defined benefit pension plans	58	17
Deferred tax (benefit) expense on share of other comprehensive (loss) income in equity method investments	(23)	36
Included in Equity
Deferred tax benefit on share-based payments	(21)	(3)
Current tax benefit on share-based payments	(18)	(11)
Items affecting tax expense for 2021 and 2020
The year ended December 31, 2021 included $1,497
million of tax expense related to the Company’s earnings in equity method investments, virtually all of which relates to the Company’s investment in LSEG, including the gain on sale.
In the year ended December 31, 2020, the Company recorded $138 million of tax benefits to recognize deferred tax assets that arose in prior years in various subsidiaries outside the U.S. The deferred tax assets recognized were almost entirely related to tax losses and other tax attributes in subsidiaries that have experienced improved profitability during 2020 and that projected future taxable profits sufficient to utilize these deferred tax assets. These tax losses and other tax attributes can be carried forward indefinitely.
Below is a reconciliation of income taxes calculated at the Canadian corporate tax rate of 26.5% to the tax expense for 2021 and
2020
:

	Year ended December 31,

	2021	2020
Income before tax	7,294	1,220
Income before tax multiplied by the standard rate of Canadian corporate tax of 26.5%	1,933	323
Effects of:
Income taxes recorded at rates different from the Canadian tax rate	(335)	(167)
Tax losses for which no benefit is recognized	21	1
Net (non-taxable) non-deductible foreign exchange and other gains and losses	(3)	6
Tax on revers al of statutory intercompany investment values (1)	34	905
Recognition of tax losses that arose in prior years due to changes in statutory intercompany investment values (1)	(34)	(905)
Provision for uncertain tax positions	5	10
Recognition of tax losses that arose in prior years	(3)	(138)
U.S. base erosion minimum tax	-	43
Impact of tax law changes	(17)	-
Research and development credits	(10)	(12)
Other adjustments related to prior years	11	(6)
Withholding taxes	8	6
Other differences	(3)	5
Total tax expense	1,607	71
(1) In 2020, a
non-U.S.
subsidiary reversed impairment charges related to intercompany investments. These impairments had been previously recorded for statutory purposes and created tax losses that the Company did not recognize as deferred tax assets. The reversal of the impairment allowed the Company to recognize the deferred tax asset, because the corresponding tax losses were used to offset the gain from the impairment reversal.

Thomson Reuters Annual Report 2021

The Company’s 2021 effective income tax rate on earnings from continuing operations was 22.0% (2020 – 5.8%). The effective income tax rate in both years was lower than the Canadian corporate income tax rate due significantly to the lower tax rates and differing tax rules applicable to certain of the Company’s operating and financing subsidiaries outside Canada. The Company’s effective tax rate depends on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates. A 1% increase in the effective income tax rate would have increased 2021 income tax expense and decreased earnings from continuing operations by approximately $73 million.
Note 10: Discontinued Operations
Earnings (loss) from discontinued operations, net of tax, was $2 million and $(27) million for the years ended December 31, 2021 and December 31, 2020, respectively. The results of discontinued operations included residual income and expenses related to the Company’s former Financial & Risk business. Results included tax benefits of $10 million and $15 million in 2021 and 2020, respectively, related to the reversal of tax reserves no longer required due to the expiration of statutes of limitation.

Note 11: Earnings Per Share
Basic earnings per share was
calculated
by dividing earnings attributable to common shareholders less dividends declared on preference shares by the sum of the weighted-average number of common shares outstanding and vested deferred share units (“DSUs”) outstanding during the period. DSUs represent common shares that certain employees have elected to receive in the future upon vesting of share-based compensation awards or in lieu of cash compensation.
Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and time-based restricted share units (“TRSUs”).
Earnings used in determining consolidated earnings per share and earnings per share from continuing operations are as follows:

	Year ended December 31,

	2021	2020
Earnings attributable to common shareholders	5,689	1,122
Less: Dividends declared on preference shares	(2)	(2)
Earnings used in consolidated earnings per share	5,687	1,120
Less: ( E arnings) loss from discontinued operations, net of tax	(2)	27
Earnings used in earnings per share from continuing operations	5,685	1,147
The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per share computation to the weighted-average number of common shares outstanding used in the diluted earnings per share computation, is presented below:

	Year ended December 31,

	2021	2020
Weighted-average number of common shares outstanding	493,106,315	496,343,778
Weighted-average number of vested DSUs	337,716	378,514
Basic	493,444,031	496,722,292
Effect of stock options and TRSUs	1,060,473	1,309,714
Diluted	494,504,504	498,032,006
There were nil and 557,056 share-based compensation awards outstanding at December 31, 2021 and 2020, respectively, where the exercise price was greater than the average market price. Accordingly, these awards were excluded from the diluted earnings per share computation because they were anti-dilutive.

Thomson Reuters Annual Report 2021

Note 12: Cash and Cash Equivalents

	December 31,

	2021	2020
Cash
Cash at bank and on hand	389	311
Cash equivalents
Money market accounts	389	1,476
Cash and cash equivalents	778	1,787
Of total cash and cash equivalents, $70 million and $61 million at December 31, 2021 and 2020, respectively, were held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by the Company.
Note 13: Trade and Other Receivables

	December 31,

	2021	2020
Trade receivables	1,117	1,195
Less: allowance for doubtful accounts	(38)	(37)
Less: allowance for sales adjustments	(41)	(36)
Net trade receivables	1,038	1,122
Other receivables	19	29
Trade and other receivables	1,057	1,151
The aging of gross trade receivables at each reporting date
was
as follows:

	December 31,

	2021	2020
Current - 30 days	884	946
Past due 31-60 days	55	72
Past due 61-90 days	33	42
Past due 91-180 days	85	52
Past due >180 days	60	83
Balance at December 31	1,117	1,195
Allowance for doubtful accounts
The change in the allowance for doubtful accounts was as follows:

	December 31,

	2021	2020
Balance at beginning of year	37	30
Charges	35	51
Write-offs	(34)	(44)
Balance at end of year	38	37
The Company is exposed to normal credit risk with respect to its accounts receivable and maintains provisions for credit losses. The potential for such losses is mitigated because customer creditworthiness is evaluated before credit is extended and there is no significant exposure to any single customer.

Thomson Reuters Annual Report 2021

The Company estimates credit losses for trade receivables by aggregating similar customer types together, because they tend to share similar credit risk characteristics, taking into consideration the number of days the receivable is past due. Provision rates for the allowance for doubtful accounts are based on historical credit loss experience and calibrated, based on management’s judgment, with forward looking information about a debtor’s ability to pay, including estimates related to the global economic crisis caused by the
COVID-19
pandemic. Trade and other receivables are written off when there is no reasonable expectation of recovery, such as the bankruptcy of the debtor.
Note 14: Prepaid Expenses and Other Current Assets

	December 31,

	2021	2020
Inventory	28	26
Prepaid expenses	170	126
Current tax receivables (1)	68	65
Deferred commissions	140	127
Other current assets	104	81
Prepaid expenses and other current assets	510	425
(1) Both periods include $9 million of uncertain tax positions, which reduced total current tax receivables.

Thomson Reuters Annual Report 2021

Note 15: Property and Equipment
Property and equipment consist of the following:

	Land, Buildings and Building Improvements	Computer Equipment	Furniture, Fixtures and Other Equipment	Total
Cost:
December 31, 2019	898	752	312	1,962
Additions:
Capital expenditures	19	24	23	66
Leases	21	32	2	55
Removed from service	(19)	(12)	(3)	(34)
Disposals of businesses	(10)	-	(6)	(16)
Translation and other, net	5	(4)	(32)	(31)
December 31, 2020	914	792	296	2,002
Additions:
Capital expenditures	35	29	14	78
Leases	62	10	-	72
Removed from service	(58)	(488)	(34)	(580)
Disposals of businesses	(16)	(1)	(2)	(19)
Translation and other, net	(14)	(42)	(3)	(59)
December 31, 2021	923	300	271	1,494
Accumulated depreciation:
December 31, 2019	(481)	(634)	(232)	(1,347)
Depreciation	(105)	(64)	(15)	(184)
Removed from service	19	12	3	34
Disposals of businesses	7	-	4	11
Translation and other, net	15	2	12	29
December 31, 2020	(545)	(684)	(228)	(1,457)
Depreciation	(98)	(61)	(18)	(177)
Removed from service	58	488	34	580
Disposals of businesses	13	-	2	15
Translation and other, net	5	41	1	47
December 31, 2021	(567)	(216)	(209)	(992)
Carrying amount:
December 31, 2020	369	108	68	545
December 31, 2021	356	84	62	502
Fully depreciated assets are retained in cost and accumulated depreciation accounts until such assets are removed from service. Proceeds from disposals of property and equipment are netted against the related assets and the accumulated depreciation and included within “Operating profit” in the consolidated income statement.
See note 27 for
right-of-use
assets carrying amounts and other related leases disclosures.

Thomson Reuters Annual Report 2021

Note 16
: Computer Software
Computer software consists of the following:

	2021	2020
Cost:
Balance at January 1,	4,771	4,464
Additions:
Internally developed	460	397
Purchased	3	4
Acquisitions	-	25
Removed from service	(344)	(57)
Disposals of businesses	(24)	(60)
Translation and other, net	52	(2)
Balance at December 31,	4,918	4,771
Accumulated amortization:
Balance at January 1,	(3,941)	(3,564)
Amortization	(474)	(485)
Removed from service	344	57
Disposals of businesses	19	49
Translation and other, net	(44)	2
Balance at December 31,	(4,096)	(3,941)

Carrying amount at December 31:	822	830
Fully amortized assets are retained in cost and accumulated amortization accounts until such assets are removed from service. Proceeds from disposals of computer software are netted against the related assets and the accumulated amortization and included within “Operating profit” in the consolidated income statement
.

Thomson Reuters Annual Report 2021

Note 17
: Other Identifiable Intangible Assets

	Indefinite Useful Life	Finite Useful Life

	Trade Names	Trade Names	Customer Relationships	Databases and Content	Other	Total
Cost:
December 31, 2019	2,646	166	1,810	639	746	6,007
Acquisitions	-	2	21	-	-	23
Removed from service	-	(18)	-	-	(12)	(30)
Translation and other, net	-	(3)	13	1	9	20
December 31, 2020	2,646	147	1,844	640	743	6,020
Acquisitions	-	-	-	-	23	23
Removed from service	-	(7)	(3)	(1)	(5)	(16)
Disposals of businesses	-	(9)	(17)	-	-	(26)
Translation and other, net	-	(1)	(9)	(1)	(3)	(14)
December 31, 2021	2,646	130	1,815	638	758	5,987

Accumulated amortization:
December 31, 2019	-	(123)	(1,125)	(520)	(721)	(2,489)
Amortization	-	(10)	(81)	(21)	(11)	(123)
Removed from service	-	18	-	-	12	30
Translation and other, net	-	(2)	2	(1)	(10)	(11)
December 31, 2020	-	(117)	(1,204)	(542)	(730)	(2,593)
Amortization	-	(10)	(82)	(20)	(7)	(119)
Removed from service	-	7	3	1	5	16
Disposals of businesses	-	9	17	-	-	26
Translation and other, net	-	1	8	1	4	14
December 31, 2021	-	(110)	(1,258)	(560)	(728)	(2,656)
Carrying amount:
December 31, 2020	2,646	30	640	98	13	3,427
December 31, 2021	2,646	20	557	78	30	3,331
The carrying amount of indefinite-lived trade names at December 31
, 2021
and 2020
was comprised of the Reuters and West tradenames in the amounts of $1,939 million and $707 million, respectively.
Due to widespread brand recognition, long history and expected future use, these trade names have been assigned indefinite lives. For purposes of impairment testing, the West trade name was allocated to the Legal Professionals, Corporates and Global Print CGUs as it primarily benefits those CGUs. The Reuters trade name is considered a corporate asset, because it is used in the Company’s name, and therefore its carrying value was compared to the combined excess fair value of all the Company’s CGUs. The Company performed its annual test for impairment as of October 1
, 2021
. No impairment was recorded. See note 18
.

Thomson Reuters Annual Report 2021

Note 18
: Goodwill
The following table presents goodwill for the years ended December 31
, 2021
and 2020
:

	2021	2020
Cost:
Balance at January 1,	5,976	5,853
Acquisitions	-	133
Disposals of businesses	(16)	-
Translation and other, net	(20)	(10)
Carrying amount at December 31:	5,940	5,976
Impairment test of goodwill
The Company performed its annual goodwill impairment test as of October 1
, 2021
. No goodwill impairment was recorded as the estimated fair value less costs of disposal of each CGU exceeded their carrying values by more than 100%. The Company performed the test for each group of CGUs to which goodwill was allocated and monitored by management at the date of the test. The following table shows the carrying amount of goodwill that was tested for impairment by CGU:

Cash-Generating Unit	2021
Legal Professionals	3,364
Corporates	1,306
Tax & Accounting Professionals	877
Reuters News	138
Global Print	250
In the 2019 impairment test, the fair value less costs of disposal for each CGU exceeded their respective carrying values by over 100%. As allowed under IAS 36,
Impairment of Assets
, the Company did not
re-estimate
the recoverable value of these CGUs for the 2021 impairment test because management concluded that no events or changes in circumstances indicated that the carrying value of these CGUs might not be recoverable. The valuation techniques, significant assumptions and sensitivities described below relate to the recoverable values determined in the 2019 impairment test.
Valuation Techniques
The selection and application of valuation techniques and the determination of significant assumptions requires judgment. As with previous impairment tests, the recoverable value of each CGU was based on fair value less costs of disposal, using a weighted average of the income approach and market approach. IFRS 13
,
Fair Value Measurement
, defines fair value as a market-based measurement rather than an entity-specific measurement. Therefore, the fair value of the CGU must be measured using the assumptions that market participants would use rather than those related specifically to the Company. In particular, the discount and tax rates used in the income approach reflect market participant assumptions. To calculate these market participant assumptions, publicly available data was gathered from companies operating in businesses similar to each CGU, which includes key competitors. As certain inputs to the valuation are not based on observable market data, the recoverable value of each CGU is categorized in Level 3 of the fair value measurement hierarchy.
Income approach
The income approach is predicated upon the value of the future cash flows that a business will generate. The Company used the discounted cash flow (“DCF”) method, which involves projecting cash flows and converting them into a present value equivalent through discounting. The discounting process uses a rate of return that is commensurate with the risk associated with the business and the time value of money. This approach requires assumptions about revenue growth rates, operating margins, capital expenditures, tax rates and discount rates.

Thomson Reuters Annual Report 2021

Market approach
The market approach assumes that companies operating in the same industry will share similar characteristics and that company values will correlate to those characteristics. Therefore, a comparison of a CGU to similar companies whose financial information is publicly available may provide a reasonable basis to estimate fair value. Under the market approach, fair value is calculated based on revenue or EBITDA multiples of benchmark companies comparable to the businesses in each CGU. Data for the benchmark companies was obtained from publicly available information.
Significant Assumptions
Weighting of Valuation Techniques
The Company weighted the results of the two valuation techniques noted above, consistently applied to each CGU, as follows: 60% income approach/40% market approach. The Company believes that given volatility in capital markets, it is appropriate to apply a heavier weighting to the income approach.
Cash Flow Projections
Cash flow projections were based on the Company’s internal budget. The Company projected cash flows for a period of three years and applied a perpetual growth rate thereafter, as prescribed by IAS 36. To project cash flows for the three-year period, the Company considered growth in revenues and costs as well as capital expenditures. In preparing its projections, the Company considered past experience, economic trends such as GDP growth and inflation as well as industry and market trends. The projections also considered the expected impact from efficiency initiatives, new product launches, customer retention, as well as the maturity of the markets in which each business operates.
Discount Rate
The Company assumed a discount rate to calculate the present value of its projected cash flows. The discount rate represented a weighted-average cost of capital (“WACC”) for comparable companies operating in similar industries as the applicable CGU, based on publicly available information. The WACC is an estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate. Determination of the WACC requires separate analysis of the cost of equity and the cost of debt. The cost of equity reflects the long-term risk-free interest rate associated with U.S. Treasury bonds and considers a risk premium based on an assessment of risks related to the projected cash flows of each CGU.
Lower discount rates were applied to CGUs whose cash flows are expected to be less volatile due to factors such as the maturity of the market they serve and their market position. Higher discount rates were applied to CGUs whose cash flows are expected to be more volatile due to competition or participation in less stable geographic markets.
Tax Rate
The tax rates applied to the projections were based on effective tax rates of comparable companies operating in similar industries as the applicable CGU, based on publicly available information, or statutory tax rates. Tax assumptions are sensitive to changes in tax laws and the jurisdictions in which profits are earned.
The key assumptions used in performing the impairment test, by CGU, are presented below:

Cash-Generating Unit	Perpetual Growth Rate (1)		Discount Rate	Tax Rate
Legal Professionals	2.5%		7.0%	25.6%
Corporates	2.5%		8.0%	25.9%
Tax & Accounting Professionals	3.0%		8.5%	26.8%
Reuters News	2.5%		9.0%	20.8%
Global Print	(4.4%	)	9.0%	25.8%
(1)  The perpetual growth rate is applied to the final year of cash flow projections.

Thomson Reuters Annual Report 2021

Results and Sensitivities
The fair value for each CGU exceeded its carrying value by over 100%. Therefore, the sensitivity analysis demonstrated that no reasonably possible change in the perpetual growth, discount rate or income tax assumptions would cause the carrying amounts of any CGU to exceed its recoverable amount.
Note 19: Financial Instruments
Financial assets and liabilities
Financial assets and liabilities in the consolidated statement of financial position were as follows:

December 31, 2021	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging (1)	Total
Cash and cash equivalents	389	389	-	-	778
Trade and other receivables	1,057	-	-	-	1,057
Other financial assets – current	108	-	-	-	108
Other financial assets – non-current (see note 20)	27	235	68	99	429
Trade payables (see note 21)	(227)	-	-	-	(227)
Accruals (see note 21)	(950)	-	-	-	(950)
Other financial liabilities – current (2)	(174)	(1)	-	-	(175)
Long-term indebtedness	(3,786)	-	-	-	(3,786)
Other financial liabilities – non-current (see note 22) (3)	(215)	(19)	-	-	(234)
Total	(3,771)	604	68	99	(3,000)

December 31, 2020	Assets/(Liabilities) at Amortized Cost	Assets/(Liabilities) at Fair Value through Earnings	Assets at Fair Value through Other Comprehensive Income or Loss	Derivatives Used for Hedging (1)	Total
Cash and cash equivalents	311	1,476	-	-	1,787
Trade and other receivables	1,151	-	-	-	1,151
Other financial assets – current	95	517	-	-	612
Other financial assets – non-current (see note 20)	35	17	46	100	198
Trade payables (see note 21)	(217)	-	-	-	(217)
Accruals (see note 21)	(761)	-	-	-	(761)
Other financial liabilities – current (2)(4)	(374)	(2)	-	-	(376)
Long-term indebtedness	(3,772)	-	-	-	(3,772)
Other financial liabilities – non-current (see note 22) (3)	(223)	(1)	-	-	(224)
Total	(3,755)	2,007	46	100	(1,602)
(1) Derivatives are entered with specific objectives for each transaction, and are linked to specific assets, liabilities, firm commitments or highly probable forecasted transactions.
(2) Includes lease liabilities of $64 million (2020 - $83 million).
(3) Includes lease liabilities of $197 million (2020 - $223 million).
(4) Includes a commitment to repurchase up to $200 million of shares related to the Company’s pre-defined
plan with its broker to repurchase the Company’s shares during its internal trading blackout period. See note 24.
Fair Value
The fair values of cash and cash equivalents, trade and other receivables, trade payables and accruals approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt and related derivative instruments is set forth below.

Thomson Reuters Annual Report
2021

Debt and Related Derivative Instruments
Carrying Amounts
Amounts recorded in the consolidated statement of financial position are referred to as “carrying amounts”. The carrying amounts of primary debt are reflected in “Long-term indebtedness” and “Current indebtedness” and the carrying amounts of derivative instruments are included in “Other financial assets” and “Other financial liabilities”, both current and non-current,
in the consolidated statement of financial position, as appropriate.
Fair Value
The fair value of debt is estimated based on either quoted market prices for similar issues or current rates offered to the Company for debt of the same maturity. The fair value of interest rate swaps is estimated based upon discounted cash flows using applicable current market rates and considering non-performance
risk.
The following is a summary of debt and related derivative instruments that hedged the cash
flows
of
debt
:

	Carrying Amount		Fair Value

December 31, 2021	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,103	(99)	1,119	(99)
$600, 4.30% Notes, due 2023	599	-	631	-
$450, 3.85% Notes, due 2024 (1)	241	-	256	-
$500, 3.35% Notes, due 2026	497	-	531	-
$350, 4.50% Notes, due 2043 (1)	116	-	128	-
$350, 5.65% Notes, due 2043	342	-	478	-
$400, 5.50% Debentures, due 2035	396	-	516	-
$500, 5.85% Debentures, due 2040	492	-	695	-
Total	3,786	(99)	4,354	(99)
Long-term	3,786	(99)

	Carrying Amount		Fair Value

December 31, 2020	Primary Debt Instruments	Derivative Instruments (Asset)	Primary Debt Instruments	Derivative Instruments (Asset)
C$1,400, 2.239% Notes, due 2025	1,093	(100)	1,151	(100)
$600, 4.30% Notes, due 2023	597	-	657	-
$450, 3.85% Notes, due 2024 (1)	241	-	266	-
$500, 3.35% Notes, due 2026	497	-	557	-
$350, 4.50% Notes, due 2043 (1)	116	-	130	-
$350, 5.65% Notes, due 2043	342	-	471	-
$400, 5.50% Debentures, due 2035	395	-	531	-
$500, 5.85% Debentures, due 2040	491	-	696	-
Total	3,772	(100)	4,459	(100)
Long-term portion	3,772	(100)
(1) Notes were partially redeemed in October 2018.

Thomson Reuters Annual Report 2021

Long-term Debt Activity
The Company did not issue notes or repay principal amounts of debt in 2021. The following table provides information regarding notes that the Company issued and repaid in 2020.

Month/Year	Transaction	Principal Amount (in millions)
Notes issued
May 2020	2.239 % Notes, due 2025	C$1,400
Notes repaid
January 2020	3.309 % Notes, due 2021	C$550
January 2020	3.95 % Notes, due 2021	US$139
The notes issued in May 2020 were immediately swapped into U.S. dollars and the Company used the $999 million of net proceeds for general corporate purposes, which included repayment of borrowings under the Company’s credit facility.
In January 2020, the Company repaid notes prior to their scheduled maturity dates for $640 million. This amount included early redemption premiums and the settlement of cross-currency swaps. The repayments were funded with commercial paper borrowings.
Cross-currency interest rate swaps
The Company uses
fixed-to-fixed
cross-currency interest rate swaps to hedge its currency exposures on indebtedness. These instruments swap Canadian dollar denominated principal and interest payments into U.S. dollars. The critical terms of the swap, such as the timing and amount of cash flows, match the terms of the related indebtedness, creating an economic relationship that is expected to result in a highly effective hedge. To test for hedge ineffectiveness at hedge inception and subsequent reporting periods, the Company performs qualitative tests to confirm that the terms of the instruments have not changed, as well as quantitative tests to assess if the future cash flows of the swap and the indebtedness will offset one another. Ineffectiveness may arise from changes in cross currency basis spreads or the credit risk inherent in the swaps. As the Company’s risk management objective is to mitigate debt-related currency exposures, it seeks to achieve a 1:1 hedge ratio between the notional principal amount of the swaps and the underlying debt exposures, in which all of the critical terms of the instruments match.
At December 31, 2021 and December 31, 2020, the Company recorded swaps outstanding in the consolidated statement of financial position at their fair value, which was an asset of $99 million and $100 million, respectively. These swaps were designated as cash flow hedges.
The details of these instruments for the years ending December 31, 2021 and 2020 are set forth below:

Received	Paid	Hedged Risk	Year of Maturity	Principal Amount
Cash flow hedges
Canadian dollar fixed	U.S. dollar fixed	Foreign exchange	2025	US$999
Currency Risk Exposures
At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
The carrying amount of debt, all of which is unsecured, was denominated in the following currencies:

	Before Currency Hedging Arrangements		After Currency Hedging Arrangements

	December 31,		December 31,

	2021	2020	2021	2020
Canadian dollar	1,103	1,093	-	-
U.S. dollar	2,683	2,679	3,687	3,672
	3,786	3,772	3,687	3,672

Thomson Reuters Annual Report 2021

Interest Rate Risk Exposures
At December 31, 2021 and 2020, the Company’s notes and debentures (after swaps) pay interest at fixed rates. The weighted-average interest rate was 4.1% in 2021 and 2020.
Foreign Exchange Contracts
In November 2021, the Company entered a series of foreign exchange contracts with a cumulative notional amount of £2.6 billion ($3.5 billion). These instruments are intended to reduce foreign currency risk related to a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling. These instruments are not related to changes in the LSEG share price. The Company records the foreign exchange contracts at fair value each reporting period. In 2021, $19 million of losses arising from fluctuations in the exchange rate between the U.S. dollar and British pound sterling were reported within “Other finance income” in the consolidated income statement. The associated fair value of these contracts was a liability of $19 million reported within “Other financial liabilities –
non-current”
in the consolidated statement of financial position. As of December 31, 2021, the Company’s interest in LSEG shares had a market value of approximately $6.8 billion, based on LSEG’s share price on that day.
There were no foreign exchange contracts outstanding at December 31, 2020. In 2020, the Company settled foreign exchange contracts to sell British pounds sterling that were used to manage foreign currency risk on certain cash flows excluding indebtedness for a gain of $11 million, which was reported within “Other finance income” in the consolidated income statement.
Fair value gains and losses from derivative financial instruments
Fair value gains and losses from derivative financial instruments recognized in the consolidated income statement and consolidated statement of changes in equity were as follows:

	Year ended December 31,

	2021		2020

	Fair Value Gain (Loss) Through Earnings	Fair Value Loss Through Equity	Fair Value Gain Through Earnings	Fair Value Loss Through Equity
Warrants	9	-	82	-
Foreign exchange contracts	(19)	-	11	-
Hedging instruments:
Cross currency interest rate swaps – cash flow hedges	9	(11)	107	(11)
Forward interest rate swaps – cash flow hedges	1	-	1	-
	-	(11)	201	(11)
The fair value gains through earnings from cross currency interest rate swaps included foreign exchange gains of $9 million (2020 - $97 million). 2020 also included a $10 million gain from the ineffective portion of the cash flow hedges, which was included in “Other finance income” in the consolidated income statement.
Financial Risk Management
The Company is exposed to a variety of financial risks including market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk, as its operations are diverse and global. The Company is also exposed to currency and price risk on its investment in LSEG. A centralized corporate treasury group works to minimize the potential adverse effects from these risks by using hedging strategies, where applicable, as well as associating with high quality financial institutions, limiting exposures to counterparties and ensuring flexible sources of funding. The Chief Financial Officer oversees the overall approach and ensures the use of strict guidelines and internal control processes.
Market Risk
Currency Risk
The Company’s consolidated financial statements are expressed in U.S. dollars. However, the Company transacts a portion of its business in other currencies and is therefore subject to the effects of foreign currency translation into U.S. dollars as well as currency transaction risk.

Thomson Reuters Annual Report 2021

The impact of foreign currency translation from changes in exchange rates between 2020 and 2021 increased consolidated revenues and operating expenses each by 1%, and generated $61 million of net translation losses in the consolidated statement of financial position (2020 - $12 million of net translation losses), which were recorded within accumulated other comprehensive loss in shareholders’ equity.
Exposure to currency transaction risk is minimized as the Company generally bills customers and incurs operating expenses in the functional currency of the legal entity that records the transaction. However, the Company is exposed to currency transaction risk from the revaluation of non-permanent
intercompany loans in certain of its legal entities, which impacts earnings. In addition, the indirect investment in LSEG denominated in British pounds sterling exposes the Company to currency risk.
The table below shows the impact on earnings that a hypothetical 10% strengthening of the U.S. dollar against other foreign currencies would have as a result of changes in fair values of financial instruments as of December 31, 2021.

Increase (decrease) impact on earnings from:	£	€	C$	Other Currencies	Total
Financial assets and liabilities (1)	1	(1)	1	7	8
Receivables under indemnification arrangement	(23)	-	-	-	(23)
Non-permanent intercompany loans	60	16	61	13	150
Indirect investment in LSEG shares	(680)	-	-	-	(680)
Foreign exchange contracts (2)	352	-	-	-	352
Total impact on earnings	(290)	15	62	20	(193)
(1) Excludes debt which has been swapped into U.S. dollar obligations.
(2) Represents foreign exchange contracts intended to mitigate currency exposure to LSEG shares.
The Company only uses derivative instruments to reduce foreign currency and interest rate exposures. Canadian dollar borrowings are generally converted to U.S. dollar obligations through currency swap arrangements. Foreign exchange contracts are used to reduce foreign currency risk related to a portion of the Company’s indirect investment in LSEG, which is denominated in British pounds sterling. See “Cross-currency interest rate swaps” and “Foreign Exchange Contracts” sections above within this note. At each reporting date presented, substantially all indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.
Interest Rate Risk
The Company has no significant exposure to fluctuations in interest rates with respect to cash and cash equivalents and long-term borrowings. At December 31, 2021, the Company’s notes and debentures (after swaps) pay interest at fixed rates, and there were no derivatives designated as fair value hedges.
Price Risk
The Company has no significant exposure to price risk from commodities in the normal course of business. The Company’s exposure to price risk from equity securities is limited to its indirect investment in LSEG, which is subject to variability based on changes in the price of LSEG shares. As of December 31, 2021, the Company indirectly owned 72.4 million LSEG shares which had a market value of approximately $6.8 billion. Based on the amount of shares owned as of December 31, 2021, a 10% increase or decrease in the share price of LSEG would have increased or decreased share of post-tax
earnings (losses) in equity method investments by approximately $680 million.
Credit Risk
Credit risk arises from cash and cash equivalents and derivative financial instruments, as well as credit exposure to customers including outstanding receivables. The Company attempts to minimize credit exposure as follows:

•
Cash investments are placed with high-quality financial institutions with limited exposure to any one institution. At December 31, 2021, approximately 94% of cash and cash equivalents were held by institutions that were rated at
“A-“
or higher by at least one of the major credit rating agencies;

Thomson Reuters Annual Report 2021

•	Counterparties to derivative contracts are major investment-grade international financial institutions and exposure to any single counterparty is monitored and limited; and

•	The Company assesses the creditworthiness of its customers.
No
allowance for credit losses on financial assets was required as of December 31
, 2021
, other than the allowance for doubtful accounts (see note 13)
and for credit risk associated with receivables under an indemnification arrangement (see “Fair value estimation” section below). Further, no financial or other assets have been pledged.
The Company’s maximum exposure with respect to credit, assuming no mitigating factors, would be the aggregate of its cash and cash equivalents $778 million (2020
-
$1,787 million), trade and other receivables $1,057 million (2020
-
$1,151 million), derivative exposures $99 million (2020
-
$100 million) and other financial assets $370 million (2020
-
$664 million).
Liquidity Risk
A centralized treasury function ensures funding flexibility by assessing future cash flow expectations and by maintaining sufficient capacity under its committed borrowing facilities. Cash flow estimates are based on rolling forecasts of operating, investing and financing flows. Such forecasting also considers account borrowing limits, cash restrictions and compliance with debt covenants.
Cash which is surplus to working capital requirements is invested in money market funds or bank money market deposits with maturities aligned to expected cash needs. At December 31
, 2021
, cash and cash equivalents were $778 million. In addition, the Company maintains a commercial paper program, which provides cost-effective and flexible short-term funding, and a $1.8 billion credit facility, which provides additional liquidity, as further described below.
Commercial Paper Program
The Company’s
$1.8
billion commercial paper program provides cost effective and flexible short-term funding. There was no
outstanding commercial paper at December 31, 2021 and 2020. The Company did not issue commercial paper in 2021. In 2020, the Company issued
$630
million of commercial paper, the proceeds of which were used to redeem debt obligations ahead of their maturity. The commercial paper was repaid later that year, primarily from funds borrowed under the Company’s credit facility.
Credit Facility
The Company has a $1.8 billion syndicated credit facility agreement which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for its commercial paper program). There were no outstanding borrowings under the credit facility at December 31
, 2021
and 2020
. The Company did not borrow under this credit facility in 2021
. In 2020
, the Company borrowed $1.0
billion under this facility of which a portion of the proceeds was used to repay commercial paper. The Company repaid borrowings under the credit facility primarily with proceeds from its May 2020 debt issuance. Based on the Company’s current credit ratings, the cost of borrowing under the facility is priced at LIBOR/EURIBOR plus 112.5 basis points. The Company has the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. If the Company’s debt rating is downgraded by Moody’s or S&P, the facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in the Company’s ratings may reduce the facility fees and borrowing costs.
The U.K. Financial Conduct Authority, which regulates LIBOR, phased out the majority of LIBOR rates globally at the end of 2021. Key alternative reference rates have been established and progress continues to be made in establishing better liquidity and term structures required to efficiently replace the existing LIBOR structures. In October 2021, the Company acknowledged with its lending group that certain LIBOR-based benchmarks to be phased out at the end of 2021 would no longer be available to the Company until it agreed to replace them with alternative benchmarks. This change does not impact the Company’s general ability to borrow under the facility, as there are adequate LIBOR benchmarks still in effect until June 2023. Except for the LIBOR-based benchmarks in the Company’s external credit facility, the Company has no material agreements with third parties that use or reference LIBOR as a benchmark rate which require amendment.

Thomson Reuters Annual Report 2021

The

Company g
uarantees borrowings by its subsidiaries under the credit facility. The Company must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If the Company were to complete an acquisition with a purchase price of over $
500
 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three
quarters after completion, at which time the ratio would revert to 4.5:1
. As of December 31
, 2021
, the Company was in compliance with this covenant as its ratio of net debt to EBITDA, as calculated under the terms of its syndicated credit facility, was 1.5 :1
.
The tables below set forth
non-derivative
and derivative financial liabilities by maturity based on the remaining period from December 31
, 2021
and 2020
, respectively, to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows.

December 31, 2021	2022	2023	2024	2025	2026	Thereafter	Total
Long-term debt (1)	-	600	242	1,108	500	1,369	3,819
Interest payable (1)	153	153	127	105	84	1,019	1,641
Debt-related hedges outflows (2)	22	22	22	1,010	-	-	1,076
Debt-related hedges inflows (1)	(25)	(25)	(25)	(1,120)	-	-	(1,195)
Trade payables	227	-	-	-	-	-	227
Accruals	950	-	-	-	-	-	950
Lease liabilities	73	63	46	35	26	45	288
Foreign exchange contracts outflows (3)	-	1,746	1,743	-	-	-	3,489
Foreign exchange contracts inflows (4)	-	(1,738)	(1,732)	-	-	-	(3,470)
Other financial liabilities	110	18	-	-	-	-	128
Total	1,510	839	423	1,138	610	2,433	6,953

December 31, 2020	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt (5)	-	-	600	242	1,099	1,869	3,810
Interest payable (5)	153	153	153	127	105	1,103	1,794
Debt-related hedges outflows (2)	22	22	22	22	1,010	-	1,098
Debt-related hedges inflows (5)	(25)	(25)	(25)	(25)	(1,110)	-	(1,210)
Trade payables	217	-	-	-	-	-	217
Accruals	761	-	-	-	-	-	761
Lease liabilities	92	76	49	39	29	44	329
Other financial liabilities	291	-	-	-	-	-	291
Total	1,511	226	799	405	1,133	3,016	7,090
(1)
Represents contractual cash flows calculated using spot foreign exchange rates as of December 31
, 2021
.
(2)
Represents contractual U.S. dollar cash flows.
(3)
Represents contractual cash flows translated at the contract rate.
(4)
Represents contractual cash flows calculated using forward foreign exchange rates as of December 31
, 2021
. Forward foreign exchange contracts have a maturity of more than one year and are included within “Provisions and other non-current
liabilities” in the consolidated statement of financial position.
(5)
Represents contractual cash flows calculated using spot foreign exchange rates as of December 31
, 2020
.
Capital Management
The Company’s capital management strategy is focused on ensuring that it has the investment capacity to drive revenue growth both organically and through acquisitions, while also maintaining its long-term financial leverage and credit ratings and continuing to provide returns to shareholders.

Thomson Reuters Annual Report 2021

The Company’s principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, the Company issues commercial paper, borrows under its credit facility and issues debt securities. The Company’s principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions. The Company believes that its existing sources of liquidity will be sufficient to fund its expected 2022 cash requirements in the normal course of business.
Additionally, the Company targets a leverage ratio of net debt, as defined below, to adjusted EBITDA of no more than
2.5x
as a measure
of its financial flexibility and ability to maintain investment grade credit ratings. As of December 31
, 2021
, the Company was below its maximum target ratio.

The
Company’s investment grade credit ratings provide additional financial flexibility and the ability to borrow to support the operations and growth strategies of the business. The following table sets forth the credit ratings that the Company has received from rating agencies in respect of its outstanding securities as of December 31, 2021:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Positive	Stable	Stable	Stable
Net debt is defined as total indebtedness (excluding the associated unamortized transaction costs and premiums or discounts) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents. As the Company hedges some of its debt to reduce risk, the hedging instruments are included in the measurement of the total obligation associated with its outstanding debt. However, because the Company generally intends to hold the debt and related hedges to maturity, it does not consider the associated fair value of the interest-related component of hedging instruments in the measurement of net debt.
The following table presents the calculation of net debt:

	December 31,

	2021	2020
Long-term indebtedness	3,786	3,772
Total debt	3,786	3,772
Swaps	(99)	(100)
Total debt after swaps	3,687	3,672
Remove fair value adjustments for hedges (1)	(10)	1
Total debt after currency hedging arrangements	3,677	3,673
Remove transaction costs, premiums or discounts included in the carrying value of debt	33	38
Add: Lease liabilities (current and non-current)	261	306
Less: cash and cash equivalents	(778)	(1,787)
Net debt	3,193	2,230
(1) Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

Thomson Reuters Annual Report 2021

The following reconciles movements of liabilities to cash flows arising from financing activities for the years ended December 31, 2021 and 2020:

	Notes and Debentures	Credit Facilities	Derivative Instruments Liabilities (Assets)	Lease Liabilities	Total Liabilities From Financing Activities
December 31, 2019	3,255	-	62	322	3,639
Proceeds from debt	999	1,020	-	-	2,019
Repayments of debt	(560)	(1,020)	(65)	-	(1,645)
Payments of lease principal	-	-	-	(75)	(75)
Additional leases	-	-	-	58	58
Foreign exchange movements	97	-	(97)	4	4
Other, net (1)	(19)	-	-	(3)	(22)
December 31, 2020	3,772	-	(100)	306	3,978
Payments of lease principal (2)	-	-	-	(109)	(109)
Additional leases	-	-	-	77	77
Foreign exchange movements	9	-	(9)	(5)	(5)
Other, net(3)	5	-	10	(8)	7
December 31, 2021	3,786	-	(99)	261	3,948
(1) Includes early redemption premium on debt, amortization of transaction and discount costs, fair value movements on derivatives and lease interest payments.
(2) Includes $23 million to exit a technology equipment lease.
(3) Includes amortization of transaction and discount costs
 as well as
 fair value movements on derivatives.
Fair value estimation
The following fair value measurement hierarchy is used for financial instruments that are measured in the consolidated statement of financial position at fair value:

• Level 1 –	quoted prices (unadjusted) in active markets for identical assets or liabilities;

• Level 2 –	inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

• Level 3 –	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Thomson Reuters Annual Report 2021

The levels used to determine fair value measurements for those instruments carried at fair value in the consolidated statement of financial position are as follows:

December 31, 2021				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	389	-	389
Other receivables (1)	-	-	235	235
Financial assets at fair value through earnings	-	389	235	624
Financial assets at fair value through other comprehensive income (2)	46	22	-	68
Derivatives used for hedging (3)	-	99	-	99
Total assets	46	510	235	791

Liabilities
Contingent consideration (4)	-	-	(1)	(1)
Foreign exchange contracts (5)	-	(19)	-	(19)
Financial liabilities at fair value through earnings	-	(19)	(1)	(20)
Total liabilities	-	(19)	(1)	(20)

December 31, 2020				Total
Assets	Level 1	Level 2	Level 3	Balance
Money market accounts	-	1,476	-	1,476
Warrants (6)	-	-	517	517
Other receivables (1)	-	-	17	17
Financial assets at fair value through earnings	-	1,476	534	2,010
Financial assets at fair value through other comprehensive income (2)	27	19	-	46
Derivatives used for hedging (3)	-	100	-	100
Total assets	27	1,595	534	2,156

Liabilities
Contingent consideration (4)	-	-	(3)	(3)
Financial liabilities at fair value through earnings	-	-	(3)	(3)
Total liabilities	-	-	(3)	(3)
(1) Receivables under indemnification arrangement (see below and in note 30).
(2) Investments in entities over which the Company does not have control, joint control or significant influence.
(3) Comprised of
fixed-to-fixed
cross-currency swaps on indebtedness.
(4) Obligations to pay additional consideration for prior acquisitions, based upon performance measures contractually agreed at the time of purchase.
(5) Relates to the management of foreign exchange risk on a portion of the Company’s indirect investment in LSEG.
(6) Warrants relate to the Company’s former equity method investment in Refinitiv (see note 8).
The receivable from the indemnification arrangement is a level 3 in the fair value measurement hierarchy. The increase in the receivable between December 31, 2020 and December 31, 2021 primarily reflected additional payments that are expected to be recovered, net of fair value losses based on interest rates associated with the indemnifying party’s credit profile, which are included within earnings (loss) from discontinued operations, net of tax, in the consolidated income statement.

Thomson Reuters Annual Report 2021

The following reflects the change in the fair value of the Refinitiv warrants, which were classified as level 3 in the fair value measurement hierarchy, for the years ended December 31, 2021 and
2020:

	Year ended December 31,

	2021	2020
January 1,	517	435
Gain recognized prior to the sale of Refinitiv to LSEG within other operating gains, net	9	82
Exercise of warrants on date of sale of Refinitiv to LSEG (see note 8)	(526)	-
December 31,	-	517
The Company recognizes transfers into and out of the fair value measurement hierarchy levels at the end of the reporting period in which the event or change in circumstances that caused the transfer occurred. There were no transfers between hierarchy levels for the years ending December 31, 2021 and 2020.
Valuation Techniques
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter
derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	The fair value of cross-currency interest rate swaps and foreign exchange contracts are calculated as the present value of the estimated future cash flows based on observable yield curves;

•	The fair value of other receivables considers estimated future cash flows, current market interest rates and non-performance risk; and

•	The fair value of contingent consideration is calculated based on estimates of future revenue performance.
Valuation of the Refinitiv Warrants

•
On August 1, 2019, the Company and Blackstone’s consortium agreed to sell Refinitiv, in which the Company owned a 45% interest, to LSEG, in an all share transaction which closed on January 29, 2021 (see note 8). Under the terms of the warrant agreement, the transaction constituted a change in control whereby the exercise of the warrants in connection with the closing of the transaction entitled the Company to an additional 4.5 million shares of Refinitiv. The value of the warrants at December 31, 2020 reflected the entry into a definitive agreement for the sale of the Refinitiv business on August 1, 2019. The closing of the transaction on January 29, 2021 was not considered an adjusting subsequent event, and therefore the value at December 31, 2020 was not adjusted to incorporate the closing of the transaction. As such, the value was primarily based on the number of incremental shares in YPL to which the Company was entitled upon closing and the share price of LSEG on December 31, 2020. The valuation also incorporated (on a weighted-average basis) other outcomes based on the likelihood (at the time) of the transaction closing in the first quarter of 2021.

•
The Monte Carlo simulation approach, which was incorporated into the valuation of the Refinitiv warrants, generates values based on the random outcomes from a probability distribution. Key inputs under the Monte Carlo approach included: the estimated equity value of Refinitiv; the capitalization structure of Refinitiv; the expected volatility; the risk-free rate of return; annual dividends or distributions; and assumptions about the timing of a liquidity event.

Thomson Reuters Annual Report 2021

Offsetting Financial Assets and Financial Liabilities
The Company is subject to master netting arrangements with certain counterparties. Certain of these arrangements allow for the netting of assets and liabilities in the ordinary course of business, and are reflected on a net basis in the consolidated statement of financial position. In other circumstances, netting is permitted only in the event of bankruptcy or default of either party to the agreement, and such amounts are not netted in the consolidated statement of financial position. The following table sets forth balances that are subject to master netting arrangements, however there were no offsetting amounts at December 31, 2021 or 2020.

Financial assets	Gross Financial Assets	Gross Financial Liabilities Netted Against Assets	Net Financial Assets in the Consolidated Statement of Financial Position	Related Financial Liabilities Not Netted	Net Amount
Derivative financial assets	99	-	99 (1)	-	99
Cash and cash equivalents	38	-	38 (2)	-	38
December 31, 2021	137	-	137	-	137

Derivative financial assets	100	-	100 (1)	-	100
Cash and cash equivalents	33	-	33 (2)	-	33
December 31, 2020	133	-	133	-	133

Financial liabilities	Gross Financial Liabilities	Gross Financial Assets Netted Against Liabilities	Net Financial Liabilities in the Consolidated Statement of Financial Position	Related Financial Assets Not Netted	Net Amount
Derivative financial liabilities	19	-	19 (3)	-	19
December 31, 2021	19	-	19	-	19
(1) Included within “Other financial assets” –
non-current
in the consolidated statement of financial position.
(2) Included within “Cash and cash equivalents” in the consolidated statement of financial position.
(3) Included within “Provisions and other
non-current
liabilities”, in the consolidated statement of financial position.
Note 20: Other
Non-Current
Assets

	December 31,

	2021	2020
Net defined benefit plan surpluses (see note 26)	239	128
Cash surrender value of life insurance policies	346	334
Deferred commissions	127	105
Other financial assets (see note 19)	429	198
Other non-current assets (1)	85	23
Total other non-current assets	1,226	788
(1) Includes a tax receivable from HM Revenue & Customs (“HMRC”) of $74 million at December 31, 2021 (see note 30).
Note 21: Payables, Accruals and Provisions

	December 31,

	2021	2020
Trade payables	227	217
Accruals	950	761
Provisions (see note 22)	107	111
Other current liabilities	79	70
Total payables, accruals and provisions	1,363	1,159

Thomson Reuters Annual Report 2021

Note 22: Provisions and Other
Non-Current
Liabilities

	December 31,

	2021	2020
Net defined benefit plan obligations (see note 26)	506	598
Other financial liabilities (see note 19)	234	224
Deferred compensation and employee incentives	99	111
Provisions	94	140
Other non-current liabilities	10	10
Total provisions and other non-current liabilities	943	1,083
The following table presents the movement in provisions for the years ended December 31, 2021 and 2020:

	Employee- Related	Restructuring	Facilities- Related	Other	Total
Balance at December 31, 2019	-	56	27	162	245
Charges	61	-	3	30	94
Utilization	(15)	(52)	(2)	(7)	(76)
Translation and other, net	-	1	-	(13)	(12)
Balance at December 31, 2020	46	5	28	172	251
Less: short-term provisions	46	5	3	57	111
Long-term provisions	-	-	25	115	140

Balance at December 31, 2020	46	5	28	172	251
Charges	56	-	4	(1)	59
Utilization	(60)	(5)	(3)	(9)	(77)
Translation and other, net	1	-	-	(33)	(32)
Balance at December 31, 2021	43	-	29	129	201
Less: short-term provisions	42	-	4	61	107
Long-term provisions	1	-	25	68	94
Employee-related
The employee-related provisions consisted of severance.
Restructuring
Represents residual severance costs associated with reductions in workforce to de-layer
the organization and reposition the Company following the separation of the Financial & Risk business from the rest of the Company.
Facilities-related
Facilities-related provisions include lease retirement obligations, which arise when the Company agrees to restore a leased property to a specified condition at the completion of the lease period. Lease retirement provisions relate primarily to leases which expire over the next five years.
Other
Other includes provisions related to items such as disposed business es
, legal matters and health care.

Thomson Reuters Annual Report 2021

Note 23: Deferred Tax
The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities	Goodwill and Other Identifiable Intangible Assets	Equity Method Investments	Other	Total
December 31, 2019	578	294	238	1,110
Acquisitions	5	-	2	7
(Benefit) expense to income statement - continuing operations	(33)	(159)	29	(163)
Expense to other comprehensive income	-	36	-	36
Translation and other, net	(4)	1	4	1
December 31, 2020	546	172	273	991
Acquisitions	5	-	-	5
(Benefit) expense to income statement - continuing operations	(26)	586	16	576
Benefit to other comprehensive income	-	(23)	-	(23)
Translation and other, net	1	130	(123)	8
December 31, 2021	526	865	166	1,557

Deferred tax assets	Tax Losses and Other Attributes	Goodwill and Other Identifiable Intangible Assets	Employee Benefits and Compensation	Other	Total
December 31, 2019	91	1,168	253	198	1,710
Benefit (expense) to income statement - continuing operations	104	(59)	(24)	47	68
Benefit to income statement - discontinued operations	3	-	-	1	4
Expense to other comprehensive income	-	-	(17)	-	(17)
Benefit to equity	-	-	3	-	3
Translation and other, net	11	1	(1)	22	33
December 31, 2020	209	1,110	214	268	1,801
Acquisitions	-	-	-	5	5
Benefit (expense) to income statement - continuing operations	57	(55)	(4)	(84)	(86)
Expense to income statement - discontinued operations	-	-	-	(1)	(1)
Expense to other comprehensive income	-	-	(58)	-	(58)
Benefit to equity	-	-	21	-	21
Translation and other, net	1	3	2	3	9
December 31, 2021	267	1,058	175	191	1,691
Net deferred tax asset at December 31, 2020					810
Net deferred tax asset at December 31, 2021					134

Thomson Reuters Annual Report 2021

The estimated recovery period for the deferred tax balances is shown below:

	December 31,

	2021	2020
Deferred tax liabilities
Deferred tax liabilities to be recovered after more than 12 months	1,555	866
Deferred tax liabilities to be recovered within 12 months	2	125
Total deferred tax liabilities	1,557	991

Deferred tax assets
Deferred tax assets to be recovered after more than 12 months	1,614	1,666
Deferred tax assets to be recovered within 12 months	77	135
Total deferred tax assets	1,691	1,801
Net deferred tax asset	134	810
Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits and the resolution of uncertain tax positions is probable. The ability to realize these deferred tax benefits is dependent on a number of factors, including the future profitability of operations and the resolution of tax audits in the jurisdictions in which the deferred tax assets arose.
At December 31
, 2021
, the following summarizes the Company’s tax losses, certain deductible temporary differences and other tax attributes:

	Carry Forward Loss/ Tax Attributes	Tax Value	Unrecognized Deferred Tax Assets	Net Deferred Tax Assets
Canadian net operating losses	2,234	592	(580)	12
Net operating losses – other jurisdictions	1,798	461	(373)	88
Capital losses	753	193	(130)	63
Investment in subsidiaries	292	73	(73)	-
Other deductible temporary differences	32	10	(10)	-
U.S. state net operating losses (1)	n/m	5	(3)	2
Other attributes and credits (2)	n/m	112	(10)	102
Total		1,446	(1,179)	267
(1)
The aggregation of U.S. state net operating losses is not meaningful due to differing combination and apportionment rules in various states.
(2)
As other attributes and credits are calculated on an
after-tax
basis, there is no
carry forward loss amount to disclose.
If not utilized, most of the Canadian tax losses and U.S. state tax loss
es carried forward will expire between 2022
and 2041
.
Most
of the tax losses carried forward in other jurisdictions may be carried forward indefinitely.
No
deferred tax is recognized on the temporary differences associated with investments in subsidiaries and equity method investments to the extent that the Company can control the timing and reversal of such differences, or the reversal would not create a tax liability. These temporary differences are primarily attributable to the undistributed earnings of non-Canadian
subsidiaries, which were $15.2 billion at December 31
, 2021
(2020
-
$12.1 billion).

Thomson Reuters Annual Report 2021

Note 24
: Capital
The change in capital, which includes stated capital and contributed surplus, was as follows:

	Number of Common Shares	Stated Capital	Series II, Cumulative Redeemable Preference Share Capital	Contributed Surplus	Total Capital
Balance, December 31, 2019	497,459,546	3,466	110	1,801	5,377
Shares issued under DRIP	313,879	23	-	-	23
Stock compensation plans (1)	1,896,489	136	-	(62)	74
Repurchases of common shares (2)	(2,552,386)	(16)	-	-	(16)
Balance, December 31, 2020	497,117,528	3,609	110	1,739	5,458
Shares issued under DRIP	239,779	24	-	-	24
Stock compensation plans (1)	1,530,915	148	-	(56)	92
Repurchases of common shares	(12,795,358)	(78)	-	-	(78)
Balance, December 31, 2021	486,092,864	3,703	110	1,683	5,496
(1)
Movements in contributed surplus include cash payments related to withholding tax on stock compensation plans.
(2)
Stated capital was reduced by $18 million at December 31
, 2020
related to the Company’s
pre-defined
share repurchase plan. See share repurchases below.
Common shares of the Company have no
par value and the authorized common share capital is an unlimited number of shares.
Dividends
Dividends on common shares are declared in U.S. dollars. In the consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in the Company under its dividend reinvestment plan (“DRIP”). Details of dividends declared per common share and dividends paid on common shares are as follows:

	Year ended December 31,

	2021	2020
Dividends declared per common share	$1.62	$1.52
Dividends declared	797	753
Dividends reinvested	(24)	(23)
Dividends paid	773	730
Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the TSX during the five trading days immediately preceding the record date for the dividend.
Share Repurchases –
Normal Course Issuer Bid (“NCIB”)
The Company may buy back shares (and subsequently cancel them) from time to time as part of its capital strategy. In 2021, the Company repurchased approximately
$1.4
billion of its common shares under an NCIB that expired on January 3, 2022. The Company’s expired NCIB enabled it to repurchase up to 20
million common shares at prevailing market prices in amounts and at times determined by the Company. The NCIB permitted the Company to purchase shares in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if the Company received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that the Company purchased under the NCIB were cancelled.

Thomson Reuters Annual Report 2021

Details of share repurchases were as follows:

	Year ended December 31,

	2021	2020
Share repurchases (millions of U.S. dollars)	1,400	200
Shares repurchased (number in millions)	12.8	2.6
Share repurchases - average price per share in U.S. dollars	$109.42	$78.37
Decisions regarding any future repurchases will depend on factors such as market conditions, share price and other opportunities to invest capital for growth. When the Company has an effective NCIB, it may elect to suspend or discontinue its share repurchases at any time, in accordance with applicable laws. In addition, when the Company has an effective NCIB, from time to time when the Company does not possess material nonpublic information about itself or its securities, it may enter a pre-defined
plan
with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered with the Company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended. The Company entered such a plan with its broker on December 29, 2020. As a result, the Company recorded a $200 million liability in “Other financial liabilities” within current liabilities at December 31
, 2020
with a corresponding amount recorded in equity in the consolidated statement of financial position.
Series II, Cumulative Redeemable Preference Shares
The authorized preference share capital of the Company is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As of December 31
, 2021
and 2020
, 6,000,000
Series II, cumulative redeemable preference shares were authorized, issued and outstanding. The Series II preference shares are non-voting
and are redeemable at the option of the Company for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.
Note 25: Share-Based Compensation
The Company operates equity-settled compensation plans under which it receives services from employees as consideration for equity instruments of the Company. Each plan is described below:
Stock Incentive Plan
Under its stock incentive plan, the Company may grant stock options, TRSUs, performance restricted share units (“PRSUs”) and other awards to certain employees for a maximum of up to 69,150,969 common shares. As of December 31
, 2021
, there were 10,027,352 awards available for grant (2020
–
11,106,551). The following table summarizes the methods used to measure fair value for each type of award and the related vesting period over which compensation expense is recognized:

Equity-settled

Type of award	Vesting period	Fair Value Measure	Compensation expense based on:
Stock options	Up to four years	Black-Scholes option pricing model	Fair value on business day prior to grant date
TRSUs	Up to five years	Closing common share price	Fair value on business day prior to grant date
PRSUs	Three-year performance period	Closing common share price	Fair value on business day prior to grant date

Thomson Reuters Annual Report 2021

Additional information on each type of award is as follows:
Stock Options
The maximum term of an option is 10 years from the grant date. Under the plan, options may be granted by reference to the Company’s common share price on the NYSE or TSX.
The weighted-average fair value of options granted for the years ended December 31, 2021 and 2020 and principal assumptions used in applying the Black-Scholes option pricing model were as follows:

	2021	2020
Weighted-average fair value ($)	11.34	6.73
Weighted-average of key assumptions:
Share price ($)	88.78	75.96
Exercise price ($)	88.78	75.96
Risk-free interest rate	0.8%	0.9%
Dividend yield	2.8%	3.1%
Volatility factor	21%	16%
Expected life (in years)	5	5
The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected stock-price volatility. Historical data has been considered in setting the assumptions.
Time-Based Restricted Share Units (TRSUs)
TRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of TRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional TRSUs. The weighted-average fair value of TRSUs granted was $96.62 and $75.68 for the years ended December 31, 2021 and 2020, respectively.
Performance Restricted Share Units (PRSUs)
PRSUs give the holder the right to receive one common share for each unit that vests on the vesting date. The holders of PRSUs have no voting rights and accumulate additional units based on notional dividends paid by the Company on its common shares on each dividend payment date, which are reinvested as additional PRSUs. The percentage of PRSUs initially granted that vests depends upon the Company’s performance, typically over a three-year period, against pre-established
performance goals. Between 0% and 200% of the initial amounts may vest for grants made from 2019 through 2021. The weighted-average fair value of PRSUs granted was $89.16 and $75.95 for the years ended December 31, 2021 and 2020, respectively.
Employee Stock Purchase Plan (ESPP)
The Company maintains an ESPP whereby eligible employees can purchase common shares at a 15% discount to the closing share price on the NYSE on the last business day of each quarter. Each quarter, employees may elect to authorize payroll deductions from their eligible compensation, up to a maximum of $21,250 per year (or a comparable amount in foreign currency for the global ESPP). The discount is expensed as incurred. A maximum of 20,388,909 common shares can be purchased through the ESPP.

Thomson Reuters Annual Report 2021

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

	Stock Options	TRSUs	PRSUs	Total	Weighted- Average Exercise Price($) (1)
Awards outstanding (in thousands):
Outstanding at December 31, 2019	5,074	2,495	881	8,450	42.36
Granted	1,113	573	398	2,084	75.96
Exercised	(2,575)	(660)	(463)	(3,698)	40.05
Forfeited	(151)	(283)	(71)	(505)	-
Outstanding at December 31, 2020	3,461	2,125	745	6,331	54.06
Exercisable at December 31, 2020	577	-	-	577	44.35
Granted	513	580	286	1,379	88.78
Exercised	(1,311)	(940)	-	(2,251)	44.60
Forfeited	(65)	(151)	(82)	(298)	-
Outstanding at December 31, 2021	2,598	1,614	949	5,161	65.11
Exercisable at December 31, 2021	593	-	-	593	56.46
(1) Represents the weighted-average exercise price for stock options. TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.
In 2021, the weighted-average share price at the time of exercise for the awards described above was $95.33 per share (2020 - $69.98).
Share-based compensation expense for years ended December 31, 2021 and 2020 was as follows:

	Stock Options	TRSUs	PRSUs	ESPP	Total
December 31, 2021	6	39	26	5	76
December 31, 2020	7	40	13	4	64
Relative to the share-based awards outstanding at December 31, 2021, the Company expects to pay approximately $163 million at December 31, 2021 (
2020
- $115 million) to tax authorities for employee withholding tax liabilities when these awards are exercised in the future.
The following table summarizes additional information relating to stock options outstanding at December 31, 2021:

Range of exercise prices (1)	Number Outstanding (in thousands)	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price for Awards Outstanding	Number Exercisable (in thousands)	Weighted-Average Exercise Price for Awards Exercisable
35.01 - 40.00	623	6	$39.49	216	$39.49
40.01 - 45.00	50	5	$42.30	50	$42.30
50.01 - 55.00	457	7	$54.36	89	$54.36
60.01 - 65.00	12	7	$63.26	6	$63.26
75.01 - 80.00	974	8	$75.96	232	$75.96
85.01 - 90.00	482	9	$88.87	-	-
Total	2,598			593
(1) TRSUs and PRSUs are excluded as they entitle holders to receive common shares upon vesting without an associated exercise price.

Thomson Reuters Annual Report 2021

Note 26: Employee Benefit Plans
Retirement Benefits
The Company sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for future employee benefits are accrued over the periods in which employees earn the benefits. Defined benefit plans provide pension and other post-employment benefits (“OPEB”) to covered employees. Significant plans are valued under IAS 19,
Employee Benefits
, using the projected unit credit method.
The most significant funded defined benefit plans are the Thomson Reuters Group Pension Plan (“TRGP”), covering U.S. employees, and The Thomson Corporation PLC Pension Scheme (“TTC”), covering U.K. employees. The Company also has unfunded obligations consisting of supplemental executive retirement plans (“SERPs”) and OPEB consisting largely of retiree medical benefits, both primarily in the U.S. Defined benefit obligations in the rest of the world are less significant.
Defined benefit plan design and governance
Benefits are generally based on salary and years of service, although each plan has a unique benefits formula. The normal retirement age is typically in the range of 60 to 65 years and benefits are generally payable in annuity or lump sum upon retirement. Most plans include provisions for early retirement, death, survivor and disability benefits. Under the TTC plan, vested benefits of former employees who are not yet of retirement age are held in deferment. Under the TRGP, former and future terminating employees with vested benefits have the option to receive benefits as a lump sum or to defer benefits until retirement. In addition, future TRGP retirees may receive benefits in lump sum or annuity. Eligible benefits under the TTC plan increase based on inflation, whereas TRGP benefits are not indexed to inflation. In some countries, the Company operates cash balance plans (accounted for as defined benefit obligations) where the accumulated balance on the pension account is based on employee and employer allocations and a promised annual crediting rate.
Except where required by law, virtually all defined benefit plans are closed to new employees.
The TRGP is a qualified pension plan in the U.S. and is governed by the Employee Retirement Income Security Act of 1974 (“ERISA”). In its role as plan fiduciary, the Company has a policy to contribute at least the minimum required amount under ERISA.
Similar to the TRGP, the Company bears the cost of the TTC plan (less employee contributions). However, the responsibility for the management and governance of the TTC plan lies with an independent trustee board (the “Trustees”). The Trustees are responsible for carrying out triennial valuations (unless circumstances require an earlier review) and securing funding for benefit payments. To develop funding valuations and investment policies, the Trustees consult with the plan’s actuary (who is independent of the Company’s actuary), the plan’s investment advisors (also independent of the Company’s investment advisors) and the Company. The Trustees and the Company are required to agree on a schedule of contributions in support of funding objectives. These arrangements are updated in conjunction with the triennial valuations.
Other international locations operate various pension plans in accordance with local regulations and practices.
Plan amendments
In March 2021, the TTC plan was amended to freeze the plan from future service accruals effective July 1, 2021. This change was made after consultation with the plan’s Trustees and active members. In December 2020, the TRGP was amended to freeze the plan from future service accruals effective January 1, 2023. These amendments resulted in gains of $4 million and $119 million in 2021 and 2020, respectively, reflecting a reduction of defined benefit obligations. The gains were recognized in “Other operating gains, net” within the consolidated income statement.

Thomson Reuters Annual Report
2021

Net defined benefit plan obligations
The movement on net defined benefit plan obligations was as follows:

	Pension Plans (1)		OPEB (1)		Total (1)

	2021	2020	2021	2020	2021	2020
As of January 1	(372)	(510)	(98)	(119)	(470)	(629)
Plan (expense) income recognized in income statement:	(60)	43	(6)	(3)	(66)	40
Actuarial gains (losses)	230	60	(2)	18	228	78
Exchange differences	(1)	5	1	2	-	7
Contributions paid	32	28	9	6	41	34
Other	-	2	-	(2)	-	-
Net plan obligations as of December 31	(171)	(372)	(96)	(98)	(267)	(470)
Net plan surpluses recognized in non-current assets					239	128
Net plan obligations recognized in non-current liabilities					(506)	(598)
(1) Includes amounts for immaterial defined benefit and OPEB plans that are not included in the detailed analysis below.
Analysis of material defined benefit plans
The following analysis relates to the Company’s most significant defined benefit plans, the largest of which are in the U.S. and the U.K.
The net surpluses (obligations) of the material defined benefit plans recognized in the consolidated statement of financial position were as follows:

	Funded		Unfunded (1)		OPEB		Total
As of December 31,	2021	2020	2021	2020	2021	2020	2021	2020
Present value of plan obligations	(3,658)	(3,915)	(295)	(317)	(72)	(75)	(4,025)	(4,307)
Fair value of plan assets	3,790	3,867	-	-	-	-	3,790	3,867
Net plan assets (obligations)	132	(48)	(295)	(317)	(72)	(75)	(235)	(440)
Net plan surpluses	235	125	-	-	-	-	235	125
Net plan obligations	(103)	(173)	(295)	(317)	(72)	(75)	(470)	(565)
(1) Unfunded pension plans consist of SERPs for eligible employees.

Thomson Reuters Annual Report 2021

Defined benefit obligation
The following summarizes activity in the defined benefit obligation:

Present Value of Defined Benefit Obligations	Funded		Unfunded		OPEB		Total

As of December 31,	2021	2020	2021	2020	2021	2020	2021	2020
Opening defined benefit obligation	(3,915)	(3,628)	(317)	(299)	(75)	(102)	(4,307)	(4,029)
Current service cost	(42)	(44)	(1)	(1)	(1)	-	(44)	(45)
Administration fees	(7)	(7)	(1)	(1)	-	-	(8)	(8)
Interest cost	(90)	(103)	(8)	(9)	(1)	(3)	(99)	(115)
Actuarial gains (losses) from changes in financial assumptions (1)	186	(406)	9	(20)	3	(10)	198	(436)
Actuarial (losses) gains from changes in demographic assumptions	(5)	23	-	2	-	1	(5)	26
Experience (losses) gains (2)	-	(20)	(4)	(3)	(5)	28	(9)	5
Contributions by employees	(2)	(1)	-	-	(2)	(2)	(4)	(3)
Benefits paid	198	190	27	20	9	8	234	218
Administration fees disbursements	6	7	-	-	-	-	6	7
Plan amendments (3)	4	119	-	(4)	-	-	4	115
Exchange differences	9	(43)	-	(2)	-	-	9	(45)
Other	-	(2)	-	-	-	5	-	3
Closing defined benefit obligation	(3,658)	(3,915)	(295)	(317)	(72)	(75)	(4,025)	(4,307)
(1) Gains in 2021 were primarily associated with an increase in discount rates used to measure the obligation. Losses in 2020 were primarily associated with a decrease in discount rates used to measure the obligation.
(2) In 2020, OPEB experience gains reflect
ed
lower costs due to transition of the U.S. retiree medical plan from self-insured to an insurance company.
(3) In 2021, gains in funded plans primarily relate
d
to a plan amendment to freeze the TTC plan from future service accruals effective July 1, 2021. In 2020, gains in funded plans primarily relate
d
to a plan amendment to freeze the TRGP from future service accruals effective January 1, 2023.
The total closing defined benefit obligation can be further analyzed by participant group and by geography.

As of December 31,	2021	2020	As of December 31,	2021	2020
Active employees	27%	27%	U.S.	69%	69%
Deferred	34%	35%	U.K.	27%	27%
Retirees	39%	38%	Rest of world	4%	4%
Closing defined benefit obligation	100%	100%		100%	100%
The weighted-average duration of plan obligations for the TRGP and TTC in 2021 were 16 years (2020 – 17 years) and 17 years (2020 – 18 years), respectively.

Thomson Reuters Annual Report 2021

Plan assets
The following summarizes activity in plan assets:

Fair Value of Plan Assets	Funded		Unfunded		OPEB		Total

As of December 31,	2021	2020	2021	2020	2021	2020	2021	2020
Opening fair value of plan assets	3,867	3,428	-	-	-	-	3,867	3,428
Interest income (1)	87	94	-	-	-	-	87	94
Return on plan assets excluding amounts included in interest income (2)	43	482	-	-	-	-	43	482
Contributions by employer	4	7	27	20	7	6	38	33
Contributions by employees	2	1	-	-	2	2	4	3
Benefits paid	(198)	(190)	(27)	(20)	(9)	(8)	(234)	(218)
Administration fees disbursements	(6)	(7)	-	-	-	-	(6)	(7)
Exchange differences	(9)	51	-	-	-	-	(9)	51
Other	-	1	-	-	-	-	-	1
Closing fair value of plan assets	3,790	3,867	-	-	-	-	3,790	3,867
(1) Interest income is calculated using the discount rate for the period.
(2) Return on plan assets represents the difference between the actual return on plan assets and the interest income computed using the discount rate.
Investment policy of funded plans
Plan assets are invested to adequately secure benefits and to minimize the Company’s long-term contributions to the plans. However, specific investment allocations will vary across plans. The Company funds unfunded and OPEB plans as claims are made.
Plan fiduciaries, comprised of the Company, plan trustees, or third-party investment advisors selected by the Company set investment policies and strategies for each funded plan and oversee investment allocation, which includes selecting investment managers, commissioning periodic asset-liability studies and setting long-term strategic targets. Investment allocation takes into consideration a number of factors, including the funded status of the plan, a balance between risk and return, the plan’s liquidity needs, current and expected economic and market conditions, specific asset class risk as well as the risk profile and maturity pattern of the respective plan.
Target investment allocation ranges are guidelines, not limitations. Funded plans may have broadly diversified portfolios with investments in equities, fixed income, real estate, insurance contracts, derivatives and other asset classes through direct ownership or through other instruments such as mutual funds, commingled funds and hedge funds. Derivatives may be used to achieve investment objectives or as a component of risk management such as for interest rate and currency management strategies.

Thomson Reuters Annual Report 2021

In aggregate, the major categories of plan assets for funded plans were as follows:

	Quoted (1)		Unquoted		Total

As of December 31,	2021	2020	2021	2020	2021	2020
Equities (2)
U.S.	141	157	39	65	180	222
U.K.	3	3	-	-	3	3
All other	104	109	391	526	495	635
Total Equities	248	269	430	591	678	860
Bonds (3)
Corporate
U.S.	3	226	1,060	791	1,063	1,017
U.K.	-	-	15	-	15	-
All other	3	3	148	109	151	112
Government
U.S.	3	3	289	631	292	634
All other	5	4	33	13	38	17
Other fixed income	70	73	185	183	255	256
Total Bonds	84	309	1,730	1,727	1,814	2,036
Multi-asset (4)	1	1	287	134	288	135
Property	4	4	-	-	4	4
Insurance	-	-	34	36	34	36
Derivatives	6	-	625	679	631	679
Cash and cash equivalents	41	12	292	97	333	109
Other	8	1	-	7	8	8
Total	392	596	3,398	3,271	3,790	3,867
(1) Asset valuation based on Level 1 evidence under the fair value hierarchy: quoted prices (unadjusted) in active markets for identical assets or liabilities.
(2) Equities include direct shareholdings and funds focused on equity strategies.
(3) Bonds include direct credit holdings and funds focused on fixed income strategies. Within this grouping, Government includes debt issued by national, state and local government agencies and Other fixed income includes blended Corporate/Government credit strategies.
(4) Multi-asset includes funds that invest in a range of asset classes.
As of December 31, 2021 and 2020, there were no Thomson Reuters securities held in the Company’s pension plans’ assets.
Contributions
In 2021 and 2020, the Company contributed $38 million and $33 million, respectively, to its material defined benefit plans.
In 2022, the Company expects to contribute approximately $34 million to its material defined benefit plans, of which $6 million will be in accordance with the normal funding policy of funded plans and $28 million will be for claims expected to arise under unfunded and OPEB plans.
From time to time, the Company may elect to make voluntary contributions to improve the funded status of the plans. For certain plans, the trustees have the right to call for special valuations, which could subsequently result in the Company having to make an unexpected contribution. Market-related factors may also affect the timing and amount of contributions. The amount and timing of any future required contributions to pension plans could differ significantly from the Company’s estimates at December 31, 2021.

Thomson Reuters Annual Report 2021

Actuarial assumptions
The weighted-average actuarial assumptions were as follows:

	Funded		Unfunded		OPEB

As of December 31,	2021	2020	2021	2020	2021	2020
Discount rate	2.60%	2.22%	2.92%	2.59%	2.55%	2.05%
Inflation assumption	2.93%	2.78%	2.72%	2.71%	-	-
Rate of increase in salaries	3.48%	3.48%	1.64%	1.75%	3.50%	3.50%
Rate of increase in pension payments	3.13%	2.79%	2.77%	2.75%	-	-
Medical cost trend	-	-	-	-	7.10%	7.50%
Discount rate
The discount rate was based on current market interest rates of high-quality, fixed-rate debt securities adjusted to reflect the duration of expected future cash outflows for pension benefit payments. To estimate the discount rate, the Company used a hypothetical yield curve that represented yields on high quality zero-coupon
bonds with durations that mirrored the expected payment stream of the benefit obligation. For the TRGP and the TTC plans combined, a 0.25% increase or decrease in the discount rate would have decreased or increased the defined benefit obligation by approximately $145 million as of December 31, 2021.
Rates of inflation, increase in salaries and pension payments
The rate of inflation, which impacts increases in eligible U.K. pension payments, was determined by reference to consumer and retail price indices. For the TTC plan, a 0.25% increase or decrease in the rate of increase in pension payments would have increased or decreased the defined benefit obligation by approximately $25 million. Given the freezing of the TRGP plan effective January 1, 2023, the rate of increase in salaries assumption no longer has a material impact on the defined benefit obligation sensitivity analysis.
Medical cost trend
The medical cost trend is based on the Company’s actuarial medical claims experience and future projections of medical costs. The average medical cost trend rate used was 7.1% for 2021, which is reduced gradually to 4.8% in 2032. A 1% increase or decrease in the trend rate would have resulted in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $7 million at December 31, 2021.
Mortality assumptions
The mortality assumptions used to assess the defined benefit obligation as of December 31, 2021 are based on the following:

•	TRGP: Pri 2012/MP-2021 Generational Table; and

•	TTC plan: SAPS S3 Light Tables with allowances for plan demographic specifics and longevity improvements.
The following table illustrates the life expectation in years of an average plan participant retiring at age 65 as of December 31, 2021 and 2020 and a plan participant at age 40 as of December 31, 2021 and 2020 retiring 25 years later at age 65 under the mortality assumptions used.

December 31, 2021	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 2021 at age 65	22	23
Employee age 40 as of December 31, 2021 retiring at age 65	23	25

December 31, 2020	Life Expectation in Years

	Male	Female
Employee retiring as of December 31, 2020 at age 65	21	23
Employee age 40 as of December 31, 2020 retiring at age 65	23	24

Thomson Reuters Annual Report 2021

For the TRGP and the TTC plans combined, an increase in life expectancy of one year across all age groups would have increased the defined benefit obligation by approximately $92 million as of December 31, 2021.
The sensitivity analyses are based on a change in one assumption while holding all other assumptions constant, so that interdependencies between assumptions are excluded. The measurement methodology (i.e. present value of the obligation calculated using the projected unit credit method) applied in the sensitivity analyses is also consistent with that used to determine the defined benefit obligation in the consolidated statement of financial position.
Risks and uncertainties
The material risks and uncertainties the Company is exposed to in relation to defined benefit pension plans are:

•
Investment risk:
Returns on plan assets may not be sufficient to fund plan obligations. To mitigate such risk, plan fiduciaries maintain investment policies and periodically review investment allocations to ensure adequate support of funding objectives. Additionally, plan fiduciaries review fund manager performance against benchmarks for specific investment mandates.

•
Interest rate risk:
A fall in interest rates will increase the value of the plan obligations as well as the fixed income investments used to fund the obligations. Although a significant amount of plan assets are allocated to fixed income investments, the Company’s funded benefit plans do not strictly follow a liability matching investment strategy. As a result, plan liabilities may increase faster than assets in a declining interest rate environment, potentially requiring the Company to make additional contributions. Diversified asset allocations mitigate this risk by creating the potential to outperform increases in liabilities and to reinvest excess returns in liability matching assets, reducing the need for Company contributions.

•
Inflation risk:
Actual pension increases linked to inflation may exceed expectations, resulting in higher than anticipated plan obligations. To mitigate this risk, certain plan assets are invested in hedging assets, which may include derivatives and inflation-linked bonds.

•	Currency risk: In some plans, obligations denominated in local currency may be partially funded by foreign investments. To hedge this currency mismatch, derivatives may be used.

•
Liquidity risk:
If a plan has insufficient cash to fund near term benefit payments, the Company may have to make additional contributions or unexpected changes in asset allocations may be required. This risk is mitigated as near-term pension payments are reasonably known and plans generally hold short-term debt securities to fund such payments.

•
Mortality risk:
Life expectancy may improve at a faster rate than expected, resulting in higher plan obligations. To mitigate this risk, life expectancy assumptions are reviewed in connection with periodic valuations.

For defined benefit retiree medical plans, the material risks are mortality risk, as described above, and costs being greater than assumed, either due to inflation of future medical costs or the frequency of participants’ claims.
Analysis of income and expense
Defined benefit plan (income) expense for material defined benefit plans for years ended December 31,
2021
and 2020 was as follows:

Income Statement (1)	Funded		Unfunded		OPEB		Total

Year ended December 31,	2021	2020	2021	2020	2021	2020	2021	2020
Current service cost	42	44	1	1	1	-	44	45
Net interest cost	3	9	8	9	1	3	12	21
Administration fees	7	7	1	1	-	-	8	8
Plan amendments (2)	(4)	(119)	-	4	-	-	(4)	(115)
Defined benefit plan expense (income)	48	(59)	10	15	2	3	60	(41)
(1) Current service cost and administration fees are included in the “Post-employment benefits” component of “Operating expenses” as set out in note 5. Net interest cost is reported in “Finance costs, net” as set out in note 7.
(2) In 2021, gains in funded plans related to the TTC plan amendment to freeze the plan from future service accruals effective July 1, 2021. In 2020, gains in funded plans related to the TRGP amendment to freeze the plan from future service accruals effective January 1, 2023.

Thomson Reuters Annual Report 2021

Analysis of other comprehensive (income) loss
The following summarizes amounts recognized in other comprehensive (income) loss for material defined benefit plans:

Other Comprehensive (Income) Loss	Funded		Unfunded		OPEB		Total
Year ended December 31,	2021	2020	2021	2020	2021	2020	2021	2020
Remeasurement (gains) losses on defined benefit obligation:
Due to financial assumption changes	(186)	406	(9)	20	(3)	10	(198)	436
Due to demographic assumption changes	5	(23)	-	(2)	-	(1)	5	(26)
Due to experience	-	20	4	3	5	(28)	9	(5)
Return on plan assets greater than discount rate	(43)	(482)	-	-	-	-	(43)	(482)
Total recognized in other comprehensive (income) loss before taxation	(224)	(79)	(5)	21	2	(19)	(227)	(77)

Accumulated Comprehensive Loss (Income)	Funded		Unfunded		OPEB		Total
	2021	2020	2021	2020	2021	2020	2021	2020
Balance of accumulated comprehensive loss (income) at January 1	1,312	1,391	103	82	(106)	(87)	1,309	1,386
Net actuarial (gains) losses recognized in the year	(224)	(79)	(5)	21	2	(19)	(227)	(77)
Total accumulated comprehensive loss (income) at December 31,	1,088	1,312	98	103	(104)	(106)	1,082	1,309
Defined contribution plans
The Company sponsors various defined contribution savings plans that provide for Company matching contributions. Total expense related to defined contribution plans was $89 million in 2021 (2020 - $78 million), which approximates the cash outlays related to the plans.
Note 27: Leases
Lessee
In the ordinary course of business, the Company enters leases primarily for property and equipment. The carrying amount and the related depreciation for the right-of-use
assets for the years ending December 31, 2021 and 2020 were as follows:

	Land, Buildings and Building Improvements	Computer Equipment (1)	Furniture, Fixtures and Other Equipment	Total
Year ended December 31, 2021
Carrying amount	169	10	2	181
Depreciation	56	24	1	81
Year ended December 31, 2020
Carrying amount	171	49	2	222
Depreciation	67	22	1	90
(1) The Company exited technology equipment leases which contributed to the decrease in the carrying amount in 2021.
Expenses
related to short-term leases were $3 million and $6 million and were recognized in the consolidated income statement for the years ending December 31, 2021 and 2020, respectively.
For the years ending December 31, 2021 and 2020, cash outflows for leases, which include payments of lease principal, interest, short-term and low value leases, were $122 million and $96 million, respectively. The 2021 amount includes $23 million to exit technology equipment leases.

Thomson Reuters Annual Report 2021

The following table sets forth the Company’s future aggregate undiscounted non-cancellable
lease payments over the lease term as well as its discounted lease liabilities as reported in the consolidated statement of financial position as of December 31, 2021 and 2020:

	December 31,

	2021	2020

Within 1 year	73	92
Between 1 and 2 years	63	76
Between 2 and 3 years	46	49
Between 3 and 4 years	35	39
Between 4 and 5 years	26	29
Later than 5 years	45	44
Total undiscounted cash flows	288	329
Lease liabilities included in the consolidated statement of financial position
Current	64	83
Non-current	197	223
As of December 31
, 2021
and 2020
, the Company was committed to leases with future cash outflows totaling $106 million and $134 million, respectively, which had not yet commenced and therefore are not accounted for as a liability as of December 31
, 2021
and 2020
, respectively. A liability and corresponding
right-of-use
asset will be recognized for these leases at the lease commencement date.
With certain leases, the Company guarantees the restoration of the leased property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within “Provisions and other non-current
liabilities” in the consolidated statement of financial position.
Lessor
The Company may act as a
sub-lessor
to recover costs associated with leased office space it no
longer requires for its business.
Operating lease income of nil and $20 million was recognized in the consolidated income statement for the years ending December 31
, 2021
and 2020
, respectively.
The Company is entitled to receive the following aggregate undiscounted payments for finance leases as of December 31
, 2021
and
2020:

	December 31,

	2021	2020

Within 1 year	7	8
Between 1 and 2 years	7	7
Between 2 and 3 years	6	7
Between 3 and 4 years	5	7
Between 4 and 5 years	1	5
Later than 5 years	1	2
Total undiscounted lease payments to be received	27	36
Unearned finance income	(2)	(3)
Net investment in leases	25	33

Thomson Reuters Annual Report 2021

Note 28: Supplemental Cash Flow Information
Details of “Other” in the consolidated statement of cash flow are as follows:

	Year ended December 31,

	2021	2020

Non-cash employee benefit charges	162	160
Net gains on foreign exchange and derivative financial instruments	(8)	(28)
Revaluation of Refinitiv warrants (see note 19)	(9)	(82)
Fair value adjustments (see note 5)	(8)	(10)
Other (1)	(2)	(163)
	135	(123)
(1)
The 2020
period includes a $119 million gain related to an amendment to the Company’s U.S. pension plan. See note 26
.
Details of
“Changes in working capital and other items” are as follows:

	Year ended December 31,

	2021	2020
Trade and other receivables	76	29
Prepaid expenses and other current assets	(66)	8
Other financial assets	(10)	2
Payables, accruals and provisions	83	(133)
Deferred revenue	36	19
Other financial liabilities	10	(2)
Income taxes (1)	773	250
Other	(70)	(71)
	832	102
(1)
The 2021
period reflects current tax liabilities that were recorded on the LSEG transaction and subsequent sale of LSEG shares (see note 8)
, for which the tax payments are included in investing activities.
Details of income taxes (paid) received are as follows:

	Year ended December 31,

	2021	2020
Operating activities - continuing operations	(172)	(52)
Operating activities - discontinued operations	(2)	2
Investing activities - continuing operations	(850)	(114)
Investing activities - discontinued operations (1)	(42)	-
Total income taxes paid	(1,066)	(164)
(1)
Reflects payments made to HMRC (see note 30)
.
In 2021
, the Company paid $348 million related to notices of assessment under the Diverted Profit Tax regime. Of this amount, $79 million was paid directly to HMRC and $269 million was paid to LSEG under an indemnity arrangement that related to businesses the Company sold to LSEG. LSEG will remit the payments it received under the indemnity to HMRC on the Company’s behalf. The payments made directly to HMRC were included as income taxes paid in the consolidated statement of cash flow. The payments made to LSEG were presented in operating and investing activities from discontinued operations in the consolidated statement of cash flow and were not included as taxes paid. See note 30
.

Thomson Reuters Annual Report 2021

Note 29: Acquisitions
Acquisitions primarily comprise the purchase of businesses that are integrated into existing operations to broaden the Company’s range of offerings to customers as well as its presence in global markets. The results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. Acquisitions also included investments in equity method investments and asset acquisitions.
Acquisition activity
The Company acquired two intangible assets in 2021
and two businesses in 2020
. The related consideration was as follows:

	Year ended December 31,

	2021	2020

	Cash Consideration
Businesses acquired	-	166
Less: Cash acquired	-	(4)
Businesses acquired, net of cash	-	162
Investments in businesses	12	1
Asset acquisitions (1)	3	-
Contingent consideration payments	3	4
	18	167
(1)
Includes an acquisition of an intangible asset for $23 million, of which $2 million was paid in cash and $21 million was recorded as a liability, most of which is long-term.
The following describes the acquisitions completed during
2020
:

Date	Company	Acquiring Segments	Description
March 2020	Pondera Solutions	Legal Professionals	A provider of technology and advanced analytics to combat fraud, waste and abuse in healthcare and large government programs.
August 2020	CaseLines, now known as Case Center	Legal Professionals	A provider of a cloud-based, evidence sharing platform that allows courts, law enforcement, prosecutors and legal practitioners to digitally collaborate, share and participate in virtual and physical court proceedings.
Purchase price allocation
Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations.

Thomson Reuters Annual Report 2021

The details of net assets acquired were as follows:

Year ended December 31,

2020
Cash and cash equivalents	4
Trade receivables	4
Prepaid expenses and other current assets	1
Current assets	9
Computer software	25
Other identifiable intangible assets	23
Total assets	57
Payables and accruals	(7)
Deferred revenue	(6)
Other financial liabilities	(2)
Current liabilities	(15)
Provisions and other non-current liabilities	(2)
Deferred tax	(7)
Total liabilities	(24)
Net assets acquired	33
Goodwill	133
Total	166
The excess of the purchase price over the net assets acquired was recorded as goodwill and reflects synergies and the value of the acquired workforce. For the acquisitions completed in 2020, approximately half of the goodwill is expected to be deductible for tax purposes.
Acquisition transactions were completed by acquiring all equity interests or the net assets of the acquired business.
Other
The annualized revenues and operating profit of acquired businesses were not material to the Company’s results of operations.
Note 30: Contingencies, Commitments and Guarantees
Lawsuits and legal claims
The Company is engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and is routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of the Company’s positions and propose adjustments or changes to its tax filings.

Thomson Reuters Annual Report 2021

As a result,
 the Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the Company’s best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, the Company performs an expected value calculation to determine its provisions. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from the Company’s provisions. However, based on currently enacted legislation, information currently known by the Company and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on the Company’s financial condition taken as a whole.
In February 2018, the U.K. tax authority, HM Revenue & Customs (“HMRC”), issued notices of assessment under the Diverted Profits Tax (“DPT”) regime for the 2015 taxation year of certain of the Company’s current and former U.K. affiliates. The Company paid $31 million in tax, as required under the notices. As management does not believe that these U.K. affiliates fall within the scope of the DPT regime, the Company appealed these assessments in July 2019 to obtain a refund. In February 2021, HMRC issued DPT notices for the 2016 taxation year aggregating $87 million, which the Company paid in March 2021, as required under the notices. In August 2021, HMRC issued DPT notices for the 2018 taxation year aggregating $261 million, which the Company paid in September 2021. In February 2022, HMRC issued final DPT notices for the 2017 taxation year aggregating approximately $
75

million, which the Company will pay in March 2022. These assessments largely relate to businesses that the Company has sold. Certain of the assessments are subject to indemnity arrangements under which the Company has been or will be required to pay additional taxes to HMRC, including those attributable to the indemnity counterparty. The Company is vigorously defending its position and intends to continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies. Any payments made by the Company are not a reflection of its view on the merits of the case. Because management believes that its position is supported by the weight of law, it does not believe that the resolution of this matter will have a material adverse effect on the Company’s financial condition taken as a whole. As a result, the Company has recorded substantially all of these payments as non-current
receivables from HMRC and the indemnity counterparty on its financial statements since the Company expects to receive refunds of substantially all of the aggregate amount paid pursuant to these notices of assessment.
Dispositions
In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities, including as in the “Uncertain tax positions” section above. The Company does not believe based upon current facts and circumstances described that additional payments in connection with these transactions would have a material adverse impact on the Company’s financial condition taken as a whole.
Unconditional purchase obligations
The Company has various obligations for materials, supplies, outsourcing and other services contracted in the ordinary course of business. The future unconditional purchase obligations as of December 31, 2021 and 2020 are as follows:

	December 31,

	2021	2020
Within 1 year	374	316
Between 1 and 2 years	273	277
Between 2 and 3 years	199	242
Between 3 and 4 years	136	71
Between 4 and 5 years	47	13
Later than 5 years	3	-
	1,032	919

Thomson Reuters Annual Report 2021

Note 31
: Related Party Transactions
As of December 31
, 2021
, the Company’s principal shareholder, The Woodbridge Company Limited (“Woodbridge”), beneficially owned approximately 67% of the Company’s common shares.
Transactions with Woodbridge
From time to time, in the normal course of business, the Company enters transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings and are not material to the Company’s results of operations or financial condition either individually or in the aggregate.
Transactions with YPL
In March 2021
, the Company received proceeds of $994 million related to the sale of LSEG shares. This amount was distributed to the Company in the form of a dividend by YPL, an entity jointly owned by Thomson Reuters, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. In 2021
, the Company also received dividends of $75 million from YPL, reflecting the Company’s portion of dividends paid by LSEG (see note 8)
.
Transactions with Refinitiv
On January 29
, 2021
, the Company and Blackstone’s consortium sold Refinitiv to LSEG in an all share transaction (see note 8)
. Prior to the sale to LSEG, Refinitiv was a related party of the Company. The following transactions occurred between the Company and Refinitiv before the date of sale.
Through January 29
, 2021
, the Company recorded revenues of $28 million related to its
30-year
agreement to supply news and editorial content to LSEG’s Refinitiv business and $2 million of income related to a license permitting Refinitiv to use the “Reuters” mark to brand its products and services. For the year ended December 31
, 2020
, the Company recorded $336 million of revenues and $24 million of income related to the content and licensing agreements, respectively. The Company’s
30-year
agreement to supply news and editorial content to LSEG’s Refinitiv business continues under the same terms and conditions after the sale and is scheduled to run to 2048
.
Prior to the sale of Refinitiv to LSEG, both parties provided each other with certain operational services, including technology and administrative services, and also extended property leases to each other. In 2020
, Refinitiv charged the Company $15 million and $13 million under these transitional services arrangements and properties leased, respectively. The Company charged Refinitiv $8 million and $23 million under these transitional services arrangements and properties lease
d
, respectively
At December 31
, 2020
, the consolidated statement of financial position included a receivable from Refinitiv of $112 million and a payable to Refinitiv of $100 million.
Transactions with other associates and joint ventures
The Company entered a lease agreement with 3
Times Square Associates LLC, an equity method investment, effective November 2021
. The lease provides the Company with office space in the 3
Times Square building in New York, New York through December 2023 for an annual amount of approximately $7 million. In 2021
, the Company’s costs under this lease agreement were $1 million. Additionally, the Company’s investment increased by $20 million due to capital contributions, of which $8 million was unpaid at the end of the year.
In September 2021
, the Company redeemed its ownership interest in an equity method investment and received proceeds of $13 million.
From time to time, the Company enters transactions with other associates and joint ventures. These transactions typically involve providing or receiving services in the normal course of business and are not material to the Company’s results of operations or financial condition either individually or in the aggregate.

Thomson Reuters Annual Report 2021

Compensation of key management personnel
Key management personnel compensation, including directors, was as follows:

	Year ended December 31,

	2021	2020
Salaries and other benefits	45	41
Share-based payments	20	16
Total compensation	65	57
Key management personnel are comprised of the Company’s directors and executive officers.
Note 32
: Subsequent Events
2022
dividends
In February 2022
, the Company announced a
10% or

$0.16 per share increase in the annualized dividend to $1.78 per common share, which was approved by the Company’s board of directors. A quarterly dividend of $0.445 per share will be paid on March 15
, 2022
to shareholders of record as of February 24
, 2022
.

Thomson Reuters Annual Report 2021

Executive Officers and Directors
Executive Officers
The following individuals are our executive officers as of March 2, 2022.

Name	Age	Title

Steve Hasker	52	President & Chief Executive Officer

Michael Eastwood	55	Chief Financial Officer

Brian Peccarelli	61	Chief Operating Officer, Customer Markets

Kirsty Roth	46	Chief Operations & Technology Officer

David Wong	37	Chief Product Officer

Paul Fischer	56	President, Legal Professionals

Elizabeth Beastrom	54	President, Tax & Accounting Professionals

Sunil Pandita	42	President, Corporates

Matthew Keen	43	Interim President, Reuters News

Mary Alice Vuicic	54	Chief People Officer

Thomas Kim	50	Chief Legal Officer & Company Secretary

Steve Hasker
has been President and Chief Executive Officer of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive
director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve is based in Toronto, Ontario, Canada.

Michael Eastwood
has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina. Mike is based in Toronto, Ontario, Canada.

Brian Peccarelli
has been Chief Operating Officer, Customer Markets since June 2018. Prior to June 2018, Brian was President of the Tax & Accounting business for seven years. Prior to February 2011, Brian was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Brian joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. He received a JD from Hamline University School of Law, a BA in accounting and business administration from Carthage College and an MBA from Southern Methodist University. Brian is based in Carrollton, Texas, United States.

Thomson Reuters Annual Report 2021

Kirsty Roth
has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty received a bachelor’s degree in Chemistry from the University of Bristol. Kirsty is based in Zug, Switzerland.

David Wong
has been Chief Product Officer since July 2020. Prior to joining Thomson Reuters, David worked at Facebook as Product Management Lead from January 2019 to June 2020 and Product Manager from February 2018 to January 2019. David served as SVP of Product Leadership of Nielsen Holdings PLC from November 2014 to February 2018 and prior to that, served as Nielsen’s VP of Product Leadership from May 2011 to November 2014. David was also a consultant at McKinsey & Company from August 2006 to March 2011. He holds a degree in Engineering Science from the University of Toronto, where he specialized in applied physics and electrical engineering. David resides in Toronto, Ontario, Canada.

Paul Fischer
has been President, Legal Professionals since June 2021 after serving as Interim President, Legal Professionals since June 2020. Prior to that, Paul was the Chief Financial Officer, Legal Professionals from December 2011 to June 2020. Prior to that, he held a number of other key leadership positions within the organization including Chief Financial Officer, US Law Firms and VP Finance, Business of Law. He holds a BS degree in Accounting from the University of South Dakota. Paul resides in Inver Grove Heights, Minnesota, United States.

Elizabeth Beastrom
has been President, Tax & Accounting Professionals since March 2021. Prior to that, Elizabeth was President, Global Print from July 2018 through March 2021. From April 2018 through July 2018, Elizabeth led the FindLaw business as Managing Director. Prior to that, she was Chief Financial Officer, Vice President of Finance – Large and Medium Law Firms, Corporate Counsel and Legal Managed Services from August 2013 to April 2018. Prior to joining Thomson Reuters in December 2004, she was Finance Director at Valspar. She holds a bachelor’s degree in accounting from the University of Minnesota Carlson School of Management. Elizabeth resides in Eden Prairie, Minnesota, United States.

Sunil Pandita
has been President, Corporate, since November 2020. Previously, Sunil served as Vice President & General Manager for Connected Industrial of Honeywell from May 2019 to November 2020. Before that, Sunil held a number of senior positions with Hewlett Packard Enterprises, including Vice President and General Manager and Vice President, Head of Strategy and Sales Enablement from December 2015 to June 2019. He also held various positions at McKinsey & Company and Dell Inc. earlier in his career. He holds a bachelor’s degree from Veermata Jijabai Technological Institute, a master’s degree in computer science from Texas A&M University and an MBA from Northwestern University’s Kellogg School of Management. Sunil resides in Dallas, Texas, United States.

Thomson Reuters Annual Report 2021

Matthew Keen
has been Interim President, Reuters News since January 2022, Head of Finance Transformation, Thomson Reuters since February 2021 and Chief Financial Officer, Reuters News since February 2018. Prior to that, Matthew was Chief Financial Officer, Legal UK & Ireland and Tax & Accounting Europe ANZ from August 2013 to February 2018 and Head of Finance, Enterprise (Financial & Risk division) from October 2010 to August 2013. Matthew re-joined
Thomson Reuters in October 2010 after holding senior positions at The British Broadcasting Corporation (BBC) between January 2009 and October 2010. Matthew joined Thomson Reuters in October 2002 and held senior roles including Head of Finance, UK & Ireland (Financial & Risk division) and Business Support Manager, Global Sales, Service & Operations. Prior to joining Thomson Reuters, Matthew became an ICAEW Chartered Accountant working at Deloitte Touche Tohmatsu Limited. He holds a bachelor’s degree in psychology from the University of Warwick and resides in Chipstead, Surrey, United Kingdom.

Mary Alice Vuicic
has been Chief People Officer since November 2017. Previously, Mary Alice served as the Global Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Mary Alice was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Mary Alice has also held senior executive roles at Walmart Canada and Chapters/Indigo. Mary Alice is also a director of the Business Development Bank of Canada where she chairs the Human Resources Committee. She has a BA degree from the University of Windsor. Mary Alice resides in Toronto, Ontario, Canada.

Tom Kim
has been Chief Legal Officer & Company Secretary since August 2019. From January 2019 to August 2019, he was General Manager, Global Separation Execution, leading the overall separation of Refinitiv from Thomson Reuters. From January 2017 to December 2018, he was Managing Director of Thomson Reuters’ businesses in China. From April 2014 to December 2016, he was Thomson Reuters’ Chief Compliance Officer and General Counsel, Global Growth & Operations. Tom has also held several other legal executive roles within the organization, including as a business unit general counsel. Before joining Reuters in 1999, Tom practiced law at Baker & McKenzie and Hancock, Rothert & Bunshoft (now Duane Morris) in San Francisco. Tom obtained undergraduate and law degrees from Stanford University. Tom is based in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2021

Directors
The names, municipalities and countries of residence, offices and principal occupations of our directors as of March 2, 2022 are shown below. Each director has been a director since the year indicated below. All of our directors have been engaged for more than five years in their present principal occupations or in other capacities within Thomson Reuters, except where noted below. Each director will continue to hold office until the next annual meeting of our shareholders (scheduled to be held on June 8, 2022) or until the director resigns or a successor is elected or appointed.
All of our directors were elected at our 2021 annual meeting of shareholders except for LaVerne Council, who was appointed to the Board in January 2022.

		Committee Memberships

Name	Age	Audit	Corporate Governance	Human Resources	Risk	Director Since

David Thomson, Chairman	64					1988

Steve Hasker	52					2020

Kirk E. Arnold	62		•	•	Chair	2020

David W. Binet, Deputy Chairman	64		•	•	•	2013

W. Edmund Clark, C.M.	74		•	Chair		2015

LaVerne Council	60	•				2022

Michael E. Daniels	67	•	Chair	•	•	2014

Kirk Koenigsbauer	54	•			•	2020

Deanna Oppenheimer	63	•	•			2020

Vance K. Opperman, Lead Independent Director	79	•	•	•	•	1996

Simon Paris	52	•				2020

Kim M. Rivera	53	•			•	2019

Barry Salzberg	68	Chair	•		•	2015

Peter J. Thomson	56			•		1995

Wulf von Schimmelmann	75		•	•		2011

David Thomson
is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge. David resides in Toronto, Ontario, Canada.

Steve Hasker
has been President and Chief Executive Officer of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive
director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve is based in Toronto, Ontario, Canada.

Thomson Reuters Annual Report 2021

Kirk E. Arnold
has been
Executive-in-Residence
at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. She is a non-executive
director of Epiphany Technology Acquisition Corp., IngersollRand plc and Trane Technologies. Kirk serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College. Kirk resides in Kennebunk, Maine, United States.

David W. Binet
is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. David is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. David served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. David has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University. David resides in Toronto, Ontario, Canada.

W. Edmund Clark, C.M.
is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. He is also a non-executive
director of Spin Master Corp. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions. Ed resides in Toronto, Ontario, Canada.

LaVerne Council
is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She is also a non-executive
director of CONMED Corporation and Concentrix Corporation. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University. LaVerne resides in Great Falls, Virginia, United States.

Michael E. Daniels
is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. He is also a non-executive
director of SS&C Technologies Holdings, Inc. and Johnson Controls International plc. Corporation. Mike has a bachelor’s degree in political science from Holy Cross College. Mike resides in Hilton Head, South Carolina, United States.

Thomson Reuters Annual Report 2021

Kirk Koenigsbauer
has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor’s degree from Colby College. Kirk resides in Seattle, Washington, United States.

Deanna Oppenheimer
is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012 and has also served as a senior advisor to Bain & Company since 2013. From 2005 to 2011, she served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. She is also the chair of the board of directors of Hargreaves Lansdown plc. Deanna received a BA from the University of Puget Sound. Deanna resides in Seattle, Washington, United States.

Vance K. Opperman
is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Vance was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit
organizations. Vance has a law degree from the University of Minnesota and practiced law for many years. Vance resides in Minneapolis, Minnesota, United States.

Simon Paris
is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. He is also a member of the board of directors of Everbridge, Inc. Simon holds a BA from the European Business School and an MBA from INSEAD. Simon resides in London, United Kingdom.

Kim M. Rivera
is the Chief Legal and Business Affairs Officer of One Trust, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. She is also a member of the board of directors of Cano Health Inc. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School. Kim resides in Woodside, California, United States.

Thomson Reuters Annual Report 2021

Barry Salzberg
is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry is Chairman of the Board of Directors of 10EQS and has previously served as a Board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the Board of College Summit and Chairman of the Board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law. Barry resides in New York, New York, United States.

Peter J. Thomson
is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario. Peter resides in Toronto, Ontario, Canada.

Wulf von Schimmelmann
is a corporate director. Wulf was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. He also serves as a member of the Supervisory Board of Maxingvest AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the U.S. and Germany. Wulf was also previously Chairman of the Supervisory Board of Deutsche Post DHL AG, a member of the Supervisory Board of Deutsche Teleknow and Allianz Deutschland AG, a director of Western Union Company, Accenture plc and Deutsche Post DHL AG, and Chair of BAWAG P.S.K. Wulf received a degree in economic sciences and his Ph.D. in economics from the University of Zurich. Wulf resides in Berg-Leoni, Germany.

Thomson Reuters Annual Report 2021

Audit Committee
The Audit Committee comprises Barry Salzberg (Chair), LaVerne Council, Michael E. Daniels, Kirk Koenigsbauer, Deanna Oppenheimer, Vance K. Opperman, Simon Paris and Kim M. Rivera. The Audit Committee is comprised entirely of independent directors. All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards. Biographies for each member of our Audit Committee are included earlier in this section of the annual report.
The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles we use to prepare our financial statements.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

•
Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•
Former Professor at Columbia Business School

•
Degree in accounting from Brooklyn College, a JD from Brooklyn Law School and an LLM in tax from the New York University

LaVerne Council	• MBA and bachelor’s degree in business administration • Member of CONMED Corporation and Concentrix Corporation boards of directors
Michael E. Daniels

•
Over 25 years of executive experience at IBM

•
Former member of the Tyco International Ltd. audit committee

•
Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Kirk Koenigsbauer	• Over 18 years of executive experience at Microsoft • Responsible for product planning, pricing, sales, marketing and ecosystem development for various Microsoft offerings
Deanna Oppenheimer

•
Former Vice Chair of Global Retail Banking of Barclays PLC

•
Former President of Consumer Banking of Washington Mutual, Inc.

•
Former member of AXA Global Insurance audit committee

•
Former member of NCR Corporation audit committee

Vance K. Opperman

•
Former President and COO of West Publishing Company

•
President and CEO of Key Investment, Inc.

•
Former Chair of Audit Committee of Thomson Reuters for over 15 years

•
Member of TCF Financial Corporation audit committee

•
Represented financial institutions in securities and financial regulations matters as a practicing attorney

Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board
Kim M. Rivera	• Former President, Strategy and Business Management and Chief Legal Officer of HP Inc. • Supported audit committees of two publicly-traded Fortune 500 companies

Thomson Reuters Annual Report 2021

Principal Accountant Fees and Services
The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2021 and 2020.

(in millions of U.S. dollars)	2021	2020

Audit fees	$11.5	$11.9

Audit-related fees	1.3	1.3

Tax fees	2.5	3.3

All other fees	–	0.1

Total	$15.3	$16.6
The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2021 and 2020.
Audit Fees
These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.
Audit-related Fees
These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out
audits, transaction due diligence, comfort letter procedures and issuances, other attestation engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.
All Other Fees
Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent IT process reviews.
Pre-Approval
Policies and Procedures
The Audit Committee has adopted a policy regarding its
pre-approval
of all audit and permissible
non-audit
services provided to our company by the independent auditors.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•
The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting.

•
For the year ended December 31, 2021, none of the fees of Thomson Reuters described above made use of the de minimis exception to pre-approval
provisions as provided for by
Rule 2-01(c)(7)(i)(C)
of SEC
Regulation S-X
and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument
52-110
(Audit Committees).

Thomson Reuters Annual Report 2021

Woodbridge
As of March 2, 2022, Woodbridge beneficially owned approximately 67% of our common shares and is the principal and controlling shareholder of Thomson Reuters.
Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.
Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.
Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.
Woodbridge’s primary investment is its holding of our shares. It actively monitors our company as a controlling shareholder. In its involvement with our company, Woodbridge focuses on these matters:

•	Corporate governance, including the effectiveness of our Board;

•	Appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•	Development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•	Capital strategy.
With its substantial equity investment in our company, Woodbridge considers that its interests as a Thomson Reuters shareholder are aligned with those of all other shareholders.
Controlled Company
Our company is a “controlled company” as a result of Woodbridge’s ownership.

Thomson Reuters’ corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:

•
   No members of the day-to-day Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.

•
   Woodbridge beneficially owns common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge with super-voting rights.

•
   The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge’s beneficial ownership as of March 2, 2022 was approximately 67% of our common shares and its representatives on the Thomson Reuters Board comprise approximately 27% of our directors.

•
   As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.

•
   As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.

•
   All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).

•
   The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

Thomson Reuters Annual Report 2021

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.
Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.
While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for David Binet, Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.
No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.
A majority of members of the Risk Committee are also independent.
Independent Directors
A majority of the Board is independent. Under the corporate governance guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2022, the Board conducted its annual assessment of the independence of its members and determined that 10 of the 15 current directors (approximately 67%) serving on the Board were independent. In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument
58-101.
The Board’s determination of independence was also based on responses to questionnaires completed by directors.
In order for the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Vance Opperman); and

•
The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, Human Resources Committee and Risk Committee each have a majority of independent directors.

Thomson Reuters Annual Report 2021

Director Independence

Name of Director Nominee	Management	Independent	Not Independent	Reason for Non-Independence

David Thomson			✓	A Chairman of Woodbridge

Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters

Kirk E. Arnold		✓

David W. Binet			✓	President of Woodbridge

W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge

LaVerne Council		✓

Michael E. Daniels		✓

Kirk Koenigsbauer		✓

Deanna Oppenheimer		✓

Vance K. Opperman		✓

Simon Paris		✓

Kim M. Rivera		✓

Barry Salzberg		✓

Peter J. Thomson			✓	A Chairman of Woodbridge

Wulf von Schimmelmann		✓

Total	1	10	5
David Thomson, David Binet, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.
In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2022 that these relationships were immaterial.
Presiding Directors at Meetings of
Non-Management
and Independent Directors
At the beginning of each meeting, the Board has an
“in-camera”
session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize
“in-camera”
meetings for discussions without the CEO or members of management present.
As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Eight meetings of the independent directors took place in 2021 which were presided over by Vance Opperman.

Thomson Reuters Annual Report 2021

Code of Business Conduct and Ethics
Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, we have instituted a mandatory online training course related to the Code. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer. We updated the Code in 2021 to reflect changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also reflects certain content updates to make the Code consistent with policies and regulations that have changed.
In 2021 and through the date of this annual report, no material violations by our directors or executive officers were reported for the Code. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers.
Additional Disclosures
Additional information regarding the members of our Board of Directors, including our corporate governance and compensation practices, will be provided in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 8, 2022. Each Board committee has a written charter which is publicly available at
www.tr.com
. The Audit Committee’s charter has been filed on SEDAR and EDGAR and is incorporated by reference in, and forms a part of, this annual report.
As of March 2, 2022, our executive officers and directors as a group beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of our outstanding common shares, based on the issued and outstanding shares of our company as of that date. David Thomson and Peter Thomson are the Chairmen, and David Binet is the President, of Woodbridge, our controlling shareholder. As of March 2, 2022, Woodbridge beneficially owned approximately 67% of our common shares. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge.

Thomson Reuters Annual Report 2021

Additional Information
Thomson Reuters Corporation was incorporated under the Business Corporations Act (Ontario) by articles of incorporation dated December 28, 1977. Our company amalgamated with one of its wholly owned subsidiaries on March 10, 2010. On October 1, 2018, articles of amendment were filed to make certain amendments to our articles of amalgamation related to the Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. Our registered office and principal executive office is located at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada. Prior to April 17, 2008, Thomson Reuters Corporation was known as The Thomson Corporation.
Description of Capital Structure
As of March 2, 2022:

•	Our authorized share capital consisted of an unlimited number of common shares, an unlimited number of preference shares, issuable in series, and a Thomson Reuters Founders Share; and

•	We had outstanding 486,288,134 common shares, 6,000,000 Series II preference shares and one Thomson Reuters Founders Share.
Common Shares
Each common share entitles its holder to receive notice of, to attend and to vote at all meetings of our shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting). Each common share also entitles its holder to receive dividends when declared by our Board of Directors, subject to the rights of holders of the preference shares. All dividends declared by our Board of Directors are paid equally on all common shares. Holders of common shares will participate equally in any distribution of our assets upon liquidation, dissolution or winding-up,
subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to our common shares.
We have also issued Depositary Interests (DIs) as an alternative way to hold our common shares. DIs are designed to facilitate the transfer and settlement of our shares in the U.K. when they are traded in the secondary market. Each DI represents one common share. The holder of DIs has beneficial ownership of the underlying common shares. The administrator of our DI program holds legal title to the common shares and holds the shares on behalf of and for the benefit of the DI holder. Holders of DIs have the same voting rights and receive the same dividends as other common shareholders.
Preference Shares
Our preference shares may be issued in one or more series as determined by our Board of Directors. Our Board of Directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on our liquidation, dissolution or winding-up.
The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds
of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by our Board of Directors when authorizing a series or as provided by law. Our Series II preference shares are non-voting
and are redeemable at our option for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of the shares.

Thomson Reuters Annual Report 2021

Thomson Reuters Founders Share
Our company has issued a Thomson Reuters Founders Share to the Thomson Reuters Founders Share Company, which enables the Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles and to thwart those whose holdings of Thomson Reuters voting shares threaten the Thomson Reuters Trust Principles.
The Founders Share entitles the Thomson Reuters Founders Share Company to vote in circumstances where an acquiring person, other than an approved person or an entity within Thomson Reuters, has become or becomes “interested” in, or the beneficial owner of, 15% or more of the outstanding voting shares of Thomson Reuters or has obtained or is attempting to obtain the ability to control the exercise of, or beneficial ownership of, 30% or more of the outstanding voting shares of Thomson Reuters. In general, votes cast by the Thomson Reuters Founders Share Company, alone or in combination with votes cast by approved persons, will be sufficient either to negate the voting power of the acquiring person or to constitute the requisite majority voting power. The rights attaching to the Founders Share may not be varied or abrogated in any respect without the prior written consent of the Thomson Reuters Founders Share Company. In addition, without the prior written consent of the Thomson Reuters Founders Share Company, we may not take certain fundamental corporate actions, including certain changes to our share capital, remove or amend provisions in our organizational documents relating to the Thomson Reuters Founders Share Company and the Founders Share, or effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News. For a discussion of the Thomson Reuters Trust Principles, the Thomson Reuters Founders Share Company and proposed amendments to the Thomson Reuters Trust Principles arrangements, see the “Material Contracts” section below.
Market for Securities
Listings and Index Participation
Our common shares are listed in Canadian dollars on the TSX and in U.S. dollars on the NYSE under the symbol “TRI” and our Series II preference shares are listed in Canadian dollars on the TSX under the symbol “TRI.PR.B”. Our company is included in the S&P/TSX series of indices.
Share Prices
The following table provides information regarding the price history of our common shares and Series II preference shares for the periods indicated.

	Common Shares (C$)				Common Shares (US$)				Series II Preference Shares (C$)
	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume	High	Low	Closing	Trading volume
2021
January	106.16	99.11	104.27	8,427,354	83.26	78.04	81.55	8,998,144	12.05	11.64	12.00	16,492
February	113.41	101.02	110.70	8,497,013	89.97	80.16	86.89	10,642,433	14.00	11.91	13.51	57,060
March	113.24	107.66	110.09	11,885,223	89.82	85.15	87.57	12,869,914	14.40	12.90	14.40	165,165
April	116.22	110.30	113.99	5,185,599	93.19	87.67	92.71	6,579,908	14.47	13.76	14.31	152,089
May	122.03	111.72	116.78	7,770,939	99.14	92.22	97.97	12,938,457	15.50	14.15	14.85	143,348
June	123.17	116.82	123.13	6,343,188	99.42	96.74	99.32	6,975,816	15.45	14.02	14.74	46,646
July	132.37	122.71	132.20	5,016,582	106.29	98.35	105.99	5,293,456	14.95	14.52	14.52	21,008
August	148.93	131.37	147.42	7,119,217	118.00	104.60	116.86	11,960,029	14.75	13.86	13.90	67,100
September	152.03	139.92	140.05	8,247,880	120.31	110.46	110.48	8,595,866	14.75	13.26	14.75	344,907
October	149.49	136.25	148.87	6,848,188	120.75	108.26	120.33	9,988,802	15.45	14.30	15.45	112,928
November	156.62	142.78	152.85	8,340,197	123.60	115.24	119.56	9,559,442	16.25	15.50	15.79	275,300
December	155.94	146.84	151.27	7,647,830	122.25	113.41	119.62	7,487,286	16.00	15.30	15.60	33,909
2022
January	150.51	130.14	136.46	8,259,508	119.28	101.84	107.36	8,898,357	17,52	15.36	16.74	48,436
February	138.50	123.08	128.16	9,028,168	109.15	95.94	101.05	11,231,521	16.98	16.25	16.25	27,019

Thomson Reuters Annual Report 2021

Dividends
Our company and our predecessor companies have paid dividends for over 30 years and we view dividends as a critical component of shareholder return.
Any dividends that we declare on our shares take into account all factors that our Board considers relevant, including our available cash flow, financial condition and capital requirements. Our target dividend payout ratio is 50% to 60% of annual free cash flow over the long term.
Our Board reviews our dividend policy each fiscal year. In February 2022, we announced that our Board approved a 10% increase to our annualized dividend rate by $0.16 cents to $1.78 per share (or $0.04 per share on a quarterly basis), effective with our dividend to be paid on March 15, 2022 to common shareholders of record as of February 24, 2022. The declaration of dividends by our Board and the amount of those dividends is at the discretion of the Board.
The following graph shows our annualized dividends per common share for the periods indicated.

The following table provides information regarding the default currencies for our dividend payments, as well as other currency options that were available to our shareholders as of March 2, 2022.

	Dividend Currency (Default)	Dividend Currency (For Electing Holders)
Common shares	U.S. dollars	Canadian dollars British pounds sterling
DIs (representing common shares)	British pounds sterling	U.S. dollars Canadian dollars
Series II preference shares	Canadian dollars	N/A
We also have a dividend reinvestment plan which allows eligible holders of our common shares to elect to have their cash dividends reinvested in additional shares.
Additional information regarding currency elections for our dividends as well as our dividend reinvestment plan is provided in the Investor Relations section of our website under “Stock Info – Dividend Timetable”.
We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of these shares.

Thomson Reuters Annual Report 2021

The table below sets forth the dividends declared on our common shares and Series II preference shares in the last three years and the first quarter of 2022.

	Common Shares (US$)	Series II Preference Shares (C$)
2019
Q1	$0.360000	C$	0.170445
Q2	$0.360000	C$	0.172339
Q3	$0.360000	C$	0.174233
Q4	$0.360000	C$	0.174233
2020
Q1	$0.380000	C$	0.168820
Q2	$0.380000	C$	0.106602
Q3	$0.380000	C$	0.107773
Q4	$0.380000	C$	0.107773
2021
Q1	$0.405000	C$	0.105719
Q2	$0.405000	C$	0.106894
Q3	$0.405000	C$	0.108068
Q4	$0.405000	C$	0.108068
2022
Q1	$0.445000	C$	*
*The first quarter 2022 dividend on our Series II preference shares had not yet been declared by our company as of the date of this annual report.
Transfer Agents and Registrars

Type of Shares	Country	Transfer Agent/Registrar	Location of Transfer Facilities
Common shares	Canada	Computershare Trust Company of Canada	Toronto; Montreal; Calgary; and Vancouver
	United States	Computershare Trust Company N.A.	Canton, Massachusetts; Jersey City, New Jersey; and College Station, Texas
	United Kingdom	Computershare Investor Services PLC	Bristol, England
Depositary interests	United Kingdom	Computershare Investor Services PLC	Bristol, England
Series II preference shares	Canada	Computershare Trust Company of Canada	Toronto

Thomson Reuters Annual Report 2021

Ratings of Debt Securities
Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.
Our long-term unsecured debt securities are rated Baa2 (positive) by Moody’s, BBB (stable) by S&P, BBB (high) (stable) by DBRS and BBB+ (stable) by Fitch. These credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.
Moody’s Investors Services (Moody’s)
Moody’s long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody’s “Baa” rating assigned to our long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody’s appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks within its generic rating category, with 1 being the highest. Ratings outlooks represent Moody’s assessment regarding the likely direction of the rating over the medium-term. In May 2021, Moody’s affirmed Thomson Reuters’ Baa rating and changed the rating outlook to Positive from Stable.
Standard & Poor’s Global Ratings (S&P)
S&P’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of
10 rating categories. A “BBB” rating indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment. S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represent S&P’s assessment regarding the potential direction of the rating over the immediate term (typically six months to two years).
DBRS Limited (DBRS)
DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS’s “BBB” rating assigned to our long-term debt is the fourth highest of the 10 rating categories for long-term debt. Debt securities rated “BBB” are of adequate credit quality, and while the capacity for the payment of financial obligations is considered acceptable, it may be vulnerable to future events. A reference to “high” or “low” reflects the relative strength within the rating category. Rating Trends represent DBRS’s opinion regarding the outlook for the ratings, should present tendencies continue.
Fitch Ratings (Fitch)
Fitch’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. Fitch’s “BBB” rating assigned to our long-term debt instruments is the fourth highest rating of 11 rating categories. A “BBB” rating indicates a low expectation of default, and that while the capacity for payment of financial commitments is considered adequate, adverse business or economic conditions are more likely to impair this capacity. Fitch uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category. Outlooks represents Fitch’s assessment regarding the direction a rating is likely to move over a one to two-year
period.

Thomson Reuters Annual Report 2021

LSEG Transaction
On January 29, 2021, Thomson Reuters and private equity funds affiliated with Blackstone closed the sale of Refinitiv to LSEG in an all-share
transaction. The following sets forth certain provisions that we have agreed to in connection with the closing of the sale.
As of March 2, 2022, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares. Thomson Reuters’ interest in LSEG shares are held through York Parent Limited, an entity jointly owned by Thomson Reuters, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. York Parent Limited holds a combination of LSEG ordinary shares and LSEG limited-voting ordinary shares (with the shares carrying, in aggregate, an approximate 30% economic interest and a 24% voting interest in LSEG).

•
Thomson Reuters and Blackstone’s consortium are entitled to nominate three non-executive LSEG directors
for as long as they hold at least 25% of the LSEG shares, two LSEG directors for as long as they hold at least 17.5% but less than 25% of the LSEG shares and one LSEG director for as long as they hold at least 10% but less than 17.5% of the LSEG shares. For so long as Thomson Reuters and Blackstone’s consortium are entitled to nominate three directors, one nominee will be a Thomson Reuters representative.

•
While Thomson Reuters expects that the LSEG transaction will be predominantly tax deferred, $627 million of tax became payable when the deal closed. As permitted under a lock-up
exception within a transaction agreement, in March 2021, Thomson Reuters sold approximately 10.1 million of its LSEG shares to generate approximately $994 million of pre-tax
total net proceeds. In 2021, we paid $223 million on the sale of these shares and used the remaining after-tax
proceeds to pay the $627 million of tax on the LSEG transaction.

•
Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium have otherwise agreed to be subject to a lock-up for our LSEG
shares through January 29, 2023. In each of years three and four following closing (starting on January 30, 2023 and January 30, 2024, respectively), Thomson Reuters and Blackstone’s consortium will become entitled to sell in aggregate one-third of
the LSEG shares issued.
The lock-up arrangement
will terminate on January 29, 2025. Once Thomson Reuters and Blackstone’s consortium are released from the lock-up,
any disposals of LSEG shares will be subject to orderly marketing restrictions.

•
A standstill restriction applies to the entity that we jointly own with Blackstone’s consortium under which we (and the underlying investors) have agreed not to, among other matters, acquire further LSEG shares, or make a takeover offer for LSEG for designated time periods.

•
During a specified voting commitment period, the entity that we jointly own with Blackstone’s consortium has committed to vote its LSEG shares in line with the LSEG Board’s recommendation, subject to certain exceptions.

•	The entity that we jointly own with Blackstone’s consortium has agreed to a customary non-compete for three years after the closing.

•
Each of LSEG and the entity that we jointly own with Blackstone’s consortium has agreed to a customary non-solicit
with respect to certain officers and senior executives of the other party for a period of two years after closing. A separate agreement contains the same customary non-solicit
provisions with respect to certain officers and senior executives of LSEG, on the one hand, and each of Thomson Reuters, Blackstone, GIC and CPPIB, on the other hand, for two years after closing.

Thomson Reuters Annual Report 2021

Material Contracts
Credit Agreement
We have a $1.8 billion credit facility which matures in December 2024 and may be used to provide liquidity for general corporate purposes (including for acquisitions and to support for our commercial paper program). We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.4 billion. Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 112.5 basis points. If our debt rating is downgraded by Moody’s or S & P, our facility fees and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.
We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5:0:1 for three quarters after completion, at which time the ratio would revert to 4:5:1. We were in compliance with this covenant at December 31, 2021.
Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company
Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its integrity, independence and freedom from bias in the gathering and dissemination of information and news.
The Trust Principles read as follows:

•	That Reuters shall at no time pass into the hands of any one interest, group or faction;

•	That the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•
That Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

•	That Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•
That no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The directors of the Thomson Reuters Founders Share Company have a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.
The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee also has unique features. Two of its members are appointed in consultation with the European Court of Human Rights (ECHR) and assist in scrutinizing candidates’ suitability. These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other representatives to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia.
The directors of the Thomson Reuters Founders Share Company have a minimum of two meetings per year. They receive reports on our activities in the different fields in which we operate. The directors meet with representatives of senior management at the

Thomson Reuters Annual Report 2021

Thomson Reuters Founders Share Company board meetings and Thomson Reuters site visits; the directors of the Thomson Reuters Founders Share Company also have access to our Board, as necessary. Through the Thomson Reuters Founders Share Company’s chairman, regular contact is maintained with our company. The relationship is one of trust and confidence. The Thomson Reuters Founders Share Company also has certain consultation rights as to the appointments of the president and editor in chief of the news services of Reuters News.
Directors of the Thomson Reuters Founders Share Company
The current directors of the Thomson Reuters Founders Share Company, with their countries of residence and the year of initial appointments, are:

Name	Country	Director Since
Kim Williams (Chairman)	Australia	2016
Steven Turnbull (Deputy Chairman)	U.K.	2013
Beverly LW Sunn	Hong Kong	2012
Lord Jay of Ewelme	U.K.	2013
Vikram Singh Mehta	India	2013
Lawton Fitt	U.S.	2014
Nicholas Lemann	U.S.	2014
Ory Okolloh	Kenya	2015
President Tarja Halonen	Finland	2016
Ronald G. Close	Canada	2016
Linda Robinson	U.K.	2019
Baroness Lucy Neville-Rolfe	U.K.	2019
Pawel Dangel	Poland	2020
Anne Bouverot	France	2021
Aiko Doden	Japan	2021
Murilo Portugal	Brazil	2022
Prior to May 1, 2014, directors were appointed for an initial term of five years that ended on December 31 following the fifth anniversary of appointment. Those directors were eligible for re-appointment
for additional terms of five years, subject to a maximum term of 15 years. Directors appointed on or after May 1, 2014 serve an initial term of three years and must retire on December 31 following the third anniversary of appointment. Those directors are eligible for re-appointment
for additional terms of three years, subject to a maximum term of nine years. However, in 2018, those longest standing directors still on five-year terms voluntarily agreed to stand down at the end of their respective second terms in order to better align the terms of office among directors.
Our company is a party to an Amended and Restated Deed of Mutual Covenant, under which Thomson Reuters and the Thomson Reuters Founders Share Company have covenanted with press associations from the United Kingdom and New Zealand to use their best endeavors to ensure that the Trust Principles are complied with in relation to Thomson Reuters.
Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Trust Principles and to exercise its voting rights to give effect to this support and the Thomson Reuters Founders Share Company has irrevocably designated Woodbridge as an approved person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Thomson Reuters Annual Report 2021

Amended and Restated Reuters Support Agreement
In December 2020, Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News entered into an Amended and Restated Reuters Support Agreement. The following is a summary of certain provisions of the agreement, a copy of which has been filed with the Canadian Securities Administrators’ SEDAR website,
www.sedar.com
, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at
www.sec.gov
.

•
Consent for Sale of Reuters News
. We have agreed not to effect a sale (or similar transactions) of Reuters News to an unrelated third party or to effect or permit material acquisitions by, or material dispositions from, Reuters News unless we have received Thomson Reuters Founders Share Company’s prior written consent.

•
Business of Reuters News
. We agreed to maintain Reuters News as a separate business unit of Thomson Reuters and the sole business unit in our company that carries on the business of providing multimedia news services. We also agreed to provide Reuters News with access to capital and shared services on a basis that is consistent with the terms provided to our other business units. Reuters News will continue to provide services to our company’s other business units, consistent with past practice.

•
Refinitiv Agreement
. Reuters News has agreed to invest all of the license fees payable under the Refinitiv news and content agreement into the Reuters News business for the term of that agreement. Reuters News also agreed not to amend the Refinitiv agreement in a manner that would negatively impact the annual fee payable under the agreement, significantly increase Reuters News’ costs without reimbursement or amend any provision related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

•
Brand License Agreements
. Our company and Reuters News agreed not to amend any provisions of the Brand License Agreements (as defined in the Amended and Restated Reuters Support Agreement) related to the Trust Principles without Thomson Reuters Founders Share Company’s prior written consent.

Thomson Reuters Annual Report 2021

Principal Subsidiaries
The following provides information about our principal subsidiaries as of December 31, 2021. As of that date, we beneficially owned, directly or indirectly, 100% of the voting securities and non-voting
securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of our company, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of our company as of December 31, 2021, have been omitted.

Subsidiary	Jurisdiction of Incorporation/Formation
3276838 Nova Scotia Company	Nova Scotia, Canada
Acritas Limited	England
Bedrijfsbeheer TRA B.V.	The Netherlands
Capital Confirmation Inc.	Delaware, United States
HighQ Solutions Limited	England
International Thomson Reuters BV	The Netherlands
LawBook Holdings BV	The Netherlands
LiveNote Technologies Limited	England
LN Holdings Limited	Bermuda
Netmaster Solutions Limited	England
Reuters News & Media Inc.	Delaware, United States
Reuters News & Media Limited	England
Thomson Reuters (Australia) Pty Limited	Australia
Thomson Reuters (Legal) Inc.	Minnesota, United States
Thomson Reuters (Professional) Australia Limited	Australia
Thomson Reuters (Professional) UK Limited	England
Thomson Reuters (Tax & Accounting) Inc.	Texas, United States
Thomson Reuters (TRI) Inc.	Delaware, United States
Thomson Reuters America Corporation	Delaware, United States
Thomson Reuters Brasil Conteúdo e Tecnologia Ltda.	Brazil
Thomson Reuters Canada Limited	Ontario, Canada
Thomson Reuters Enterprise Centre GmbH	Switzerland
Thomson Reuters Finance S.A.	Luxembourg
Thomson Reuters Group Limited	England
Thomson Reuters Holdco LLC	Delaware, United States
Thomson Reuters Holdings B.V.	The Netherlands
Thomson Reuters Holdings Inc.	Delaware, United States
Thomson Reuters Holdings S.A.	Luxembourg
Thomson Reuters Investment Holdings Limited	England
Thomson Reuters MX Servicios, S.A. de D.V.	Mexico
Thomson Reuters No. 4 Inc.	Delaware, United States
Thomson Reuters No. 5 LLC	Delaware, United States
Thomson Reuters No. 8 LLC	Delaware, United States
Thomson Reuters U.S. LLC	Delaware, United States
TR (2008) Limited	England
TR Finance LLC	Delaware, United States
TR Holdings Limited	Bermuda
TR U.S. Inc.	Delaware, United States
TTC (1994) Limited	England
TTC Holdings Limited	Bermuda
West Publishing Corporation	Minnesota, United States

Thomson Reuters Annual Report 2021

Interests of Experts
Our independent registered public accounting firm is PricewaterhouseCoopers LLP, who has issued an independent registered public accounting firm’s report dated March 10, 2022 in respect of our consolidated financial statements as at December 31, 2021 and December 31, 2020, and for each of the years ended December 31, 2021 and December 31, 2020 and our internal control over financial reporting as at December 31, 2021. PricewaterhouseCoopers LLP has advised that it is independent with respect to our company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the rules of the U.S. Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board (United States).
Further Information and Disclosures
Iran Threat Reduction and Syria Human Rights Act Disclosure
The Iran Threat Reduction and Syria Human Rights Act of 2012 (ITRA) requires us to disclose information in our annual report if we or any of our affiliates knowingly engaged in certain transactions or dealings related to Iran and other sanctioned individuals or entities in 2021. Disclosure is generally required, even if the transactions or dealings were conducted in compliance with applicable law and regulations.
During 2021, one of our
non-U.S.
subsidiaries sold Reuters text newswires and video broadcast services products to one customer in Iran covered by the ITRA. These sales were exempt from applicable U.S. economic sanctions laws and regulations as exports of information and informational materials and authorized under the applicable U.K. and E.U. sanctions against Iran. The aggregate gross revenues attributable to these 2021 sales were approximately $740,000. We did not recognize any revenue or net profit from these sales in 2021. These sales represented approximately 0.01% of our company’s 2021 consolidated revenues. Additionally, in 2021, we recognized approximately $800,000 in revenue related to the delayed collection of outstanding receivables from prior year periods. We estimate that the 2021 net profit attributable to this revenue (utilizing Reuters News’ 2021 segment adjusted EBITDA margin disclosed in this annual report) was approximately $122,000. We discussed these outstanding receivables in our previously filed annual reports.
Our Reuters business plans to continue its existing customer contracts which are covered by the ITRA. However, it does not plan on entering into any new sales contracts with customers covered by the ITRA, subject to certain limited exceptions where continued sales are permissible under applicable export control and economic sanctions laws and regulations.
Other Information and Disclosures
Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.
For more information about Thomson Reuters, please see our various filings and notifications posted on our website,
www.tr.com
, the Canadian Securities Administrators’ SEDAR website,
www.sedar.com
, and in the EDGAR section of the Securities and Exchange Commission’s (SEC) website at
www.sec.gov
.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our shares and securities authorized for issuance under our equity compensation plans, will be contained in our management proxy circular, which is being prepared in connection with our upcoming annual meeting of shareholders to be held on June 8, 2022. Copies of our management proxy circular will be available upon request in writing to: Investor Relations Department, Thomson Reuters, 3 Times Square, New York, New York 10036, United States. Requests may also be sent by
e-mail
to: investor.relations@tr.com.
Information required to be provided pursuant to Canadian Securities Administrators Multilateral Instrument
Form 52-110F1
(Audit Committees) for our company is included in the “Executive Officers and Directors” section of this annual report.
Additional financial information is included in the “Management’s Discussion and Analysis” and “Consolidated Financial Statements” sections of this annual report.

Thomson Reuters Annual Report 2021

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of U.S. domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.
Our Code of Business Conduct and Ethics, corporate governance guidelines and Board committee charters are available on
www.tr.com
as well as in print or electronically (without charge) to any shareholder who requests a copy in writing or by
e-mail
to our Investor Relations Department. Shareholders and other interested parties may contact the Board or its non-management
or independent directors as a group, or the directors who preside over their meetings, by writing to them by
e-mail
at board@tr.com or by mail at Thomson Reuters Board of Directors, Attention: Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.
Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to our annual report with the SEC or as a material contract with the Canadian securities regulatory authorities, then the contract or document is deemed to modify the description contained in this annual report. You should review the contracts or documents themselves for a complete description.
We are required to file reports and other information with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and regulations under that act. As a foreign private issuer, we are exempt from the rules under the U.S. Securities Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the U.S. Securities Exchange Act.

Thomson Reuters Annual Report 2021

Cross Reference Tables
For the convenience of our shareholders, we have prepared one annual report for the year ended December 31, 2021 that addresses our disclosure requirements under applicable Canadian and U.S. laws and regulations.
The following pages include cross reference tables that reflect where we have disclosed information required to be contained in an annual information form prepared in accordance with Canadian laws and regulations and an annual report on
Form 40-F
prepared in accordance with SEC requirements.
Annual Information Form (Form
51-102F2)
Cross Reference Table

Page/Document
Item 1.	Cover Page	Cover
Item 2.	Table of Contents	1
Item 3.	Corporate Structure
	3.1 Name, Address And Incorporation	180
	3.2 Intercorporate Relationships	189
Item 4.	General Development of the Business
	4.1 Three Year History	3
	4.2 Significant Acquisitions	11-12, 38
Item 5.	Describe the Business
	5.1 General	2-16
	5.2 Risk Factors	17-30
	5.3 Companies With Asset-Backed Securities Outstanding	N/A
	5.4 Companies With Mineral Projects	N/A
	5.5 Companies With Oil And Gas Activities	N/A
Item 6.	Dividends	182-184
Item 7.	Description of Capital Structure
	7.1 General Description Of Capital Structure	180-181
	7.2 Constraints	N/A
	7.3 Ratings	184
Item 8.	Market for Securities
	8.1 Trading Price And Volume	181
	8.2 Prior Sales	N/A
Item 9.	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	N/A
Item 10.	Directors and Officers
	10.1 Name, Occupation And Security Holding	167-179
	10.2 Cease Trade Orders, Bankruptcies, Penalties Or Sanctions	190
	10.3 Conflicts Of Interest	N/A
Item 11.	Promoters	N/A

Thomson Reuters Annual Report 2021

		Page/Document
Item 12.	Legal Proceedings and Regulatory Actions
	12.1 Legal Proceedings	58
	12.2 Regulatory Actions	58
Item 13.	Interest of Management and Others in Material Transactions	63-64
Item 14.	Transfer Agents and Registrars	183
Item 15.	Material Contracts	186-188
Item 16.	Interest of Experts
	16.1 Names Of Experts	190
	16.2 Interests Of Experts	190
Item 17.	Additional Information	190-191
Item 18.	Additional Disclosure for Companies Not Sending Information Circulars	N/A
Form
40-F
Cross Reference Table

Page/Document
Annual Information Form	See AIF Table
Audited Annual Financial Statements	94-166
Management’s Discussion And Analysis	31-93
Disclosure Controls And Procedures	65
Internal Control Over Financial Reporting
a. Changes In Internal Controls Over Financial Reporting	65
b. Management’s Report On Internal Control Over Financial Reporting	94
c. Independent Auditor’s Report On Internal Control Over Financial Reporting	95-96
Notice Pursuant To Regulation BTR	N/A
Audit Committee Financial Expert	174
Code Of Ethics	179
Principal Accountant Fees And Services	175
Off-Balance Sheet Arrangements	57
Material Cash Requirements	51, 57
Identification Of The Audit Committee	174
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 647 480 7000 www.tr.com